    As filed with the Securities and Exchange Commission on August 21, 1997
                                                      Registration No. 333-28741
================================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                Amendment No. 4
                                       to
                                   Form S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                             ---------------------


                     Compass Plastics & Technologies, Inc.
            (Exact name of Registrant as specified in its charter)

           Delaware                            2821                              95-4611994
(State or other jurisdiction of     (Primary standard industrial     (I.R.S. employer identification no.)
incorporation or organization)      classification code number)

            15730 South Figueroa Street, Gardena, California 90248
              telephone: (213) 770-8771; facsimile: (310) 523-9859
(Address and telephone number of principal executive offices and principal place of business)


                            ---------------------


                          MICHAEL A. GIBBS, President
                     Compass Plastics & Technologies, Inc.
            15730 South Figueroa Street, Gardena, California 90248
             telephone: (213) 770-8771; facsimile: (310) 523-9859
           (Name, address and telephone number of agent for service)

                             ---------------------


                                   Copies to:

                  STEPHEN A. WEISS, ESQ.                                       SCOTT W. ALDERTON, ESQ.
                 SPENCER G. FELDMAN, ESQ.                                  LINDA GIUNTA MICHAELSON, ESQ.
               Greenberg, Traurig, Hoffman,                             Troop Meisinger Steuber & Pasich, LLP
                 Lipoff, Rosen & Quentel                                     10940 Wilshire Boulevard
                  153 East 53rd Street                                     Los Angeles, California 90024
                New York, New York 10022                         telephone: (310) 824-7000  facsimile: (310) 443-8569
telephone: (212) 801-9200   facsimile: (212) 223-7161

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


      SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED AUGUST 21, 1997


PROSPECTUS
                               1,333,333 Shares


[LOGO]                Compass Plastics & Technologies, Inc.

                                 Common Stock

                                 ------------

     Of the 1,333,333 shares of Common Stock (the "Common Stock") offered hereby, 1,200,000 shares are being sold by Compass Plastics & Technologies, Inc. (the "Company") and 133,333 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $8.50 and $9.50 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "CPTI."


     Certain clients of JO Hambro & Partners Limited, including certain existing stockholders of the Company, have indicated to the Company that they have an interest in purchasing 105,000 shares of Common Stock in this offering.

                             ---------------------

  The shares offered hereby involve a high degree of risk. See "Risk Factors"
                          beginning on page 8 hereof.
                            ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
================================================================================

                                Underwriting
                   Price to     Discounts and        Proceeds           Proceeds to
                    Public     Commissions (1)    to Company (2)    Selling Stockholders
-----------------------------------------------------------------------------------------
Per Share  ......    $               $                 $                    $
-----------------------------------------------------------------------------------------
Total (3)  ......      $               $                 $                    $

================================================================================
(1) Excludes the value of warrants to be issued to Cruttenden Roth Incorporated and Josephthal Lyon & Ross Incorporated, as the representatives of the several Underwriters (the "Representatives") to purchase up to 133,333 shares of Common Stock (the "Representatives' Warrants"). The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities
    Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated to be $792,000, including the Representatives' non-accountable expense allowance.

(3) The Selling Stockholders have granted the Underwriters a 45-day option to purchase up to 200,000 additional shares of Common Stock from the Selling Stockholders solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will
    be $     , $    , $     and $    , respectively. See "Underwriting."

                               ----------------

     The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment therefor at the offices of Cruttenden Roth Incorporated in Irvine, California or through the facilities of
the Depository Trust Company, on or about    , 1997.

CRUTTENDEN ROTH                                         JOSEPHTHAL LYON & ROSS
      INCORPORATED                                      INCORPORATED
                    The date of this Prospectus is    , 1997

           [Artwork depicting the Company's manufacturing operations]
















    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    The Company intends to furnish annual reports to stockholders containing audited financial statements and make available quarterly reports and such other periodic reports as it may determine to be appropriate or as may be required by law.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors." The shares of Common Stock offered hereby involve a high degree of risk and investors should carefully consider information set forth in "Risk Factors." Unless otherwise indicated, all information in this Prospectus (i) gives effect to a 4-for-1 stock split to be consummated prior to the effectiveness of this offering, and
(ii) assumes that the Underwriters' over-allotment option as described in "Underwriting" is not exercised. As used in this Prospectus, (i) unless the context otherwise requires, the term "Company" refers to Compass Plastics & Technologies, Inc. and its wholly-owned subsidiary, and (ii) the term "year" or "fiscal year" refers to the Company's fiscal year ending on the last Sunday of the 52 consecutive weeks ending in October, and the fiscal year ended October 27, 1996 includes the operations of the Company and its predecessor, AB Plastics. See "Selected Financial Data."

                                  The Company

     Compass Plastics & Technologies, Inc., through its wholly-owned subsidiary, AB Plastics Corporation ("AB Plastics"), is a leading contract manufacturer and assembler of custom injection-molded plastic components in the western United States. The Company manufactures the plastic exteriors of computer monitors, televisions, electronic music keyboards and other consumer electronics equipment. In addition to injection-molded components, the Company offers a broad range of "value-added" services, including painting, decorating and assembly. A significant percentage of the Company's components are manufactured using gas-assist molding technology which reduces material usage and permits the molding of lighter and stronger parts. The Company believes its technical and manufacturing capabilities to produce large injection-molded plastic components on both a "just-in-time" basis and in production volumes with low reject rates provide a significant competitive advantage.

     The Company charges its customers a fixed price for each component or part it manufactures, which components may consist of single or multiple parts. Negotiated prices include the cost of thermoplastic resins, packaging, other materials and parts, labor and overhead. Although thermoplastic resins have historically accounted for at least 80% of its raw materials costs, the Company does not believe that its results of operations are subject to the risk of fluctuations in resin prices, since the Company's arrangements with most of its customers provide that price changes in such resins are passed through to the customer by changes in the component prices charged by the Company.

     The Company's two major original equipment manufacturer ("OEM") customers are Sony Corporation ("Sony"), through its computer monitor and television manufacturing divisions, and Matsushita Electronic Corporation of America ("Matsushita"), through its Panasonic and Quasar brands. Sales to these customers represented approximately 66.5% and 18.0%, respectively, of the Company's total sales for the fiscal year ended October 27, 1996. Of sales to Sony, computer monitor components accounted for approximately 39.1% and television components accounted for approximately 27.4% of the Company's total sales during the fiscal year ended October 27, 1996. The Company has been an uninterrupted supplier of custom injection-molded components to Sony since 1972, to Matsushita since 1983 and to virtually all of its other customers for at least seven years. To improve its ability to support major customers, in addition to its current manufacturing facility in Gardena, California (approximately 15 miles south of Los Angeles), the Company is currently completing a new "build-to-suit" manufacturing facility in Tijuana, Mexico. This new facility has been logistically located near many of its customers' manufacturing plants in Mexico and is expected to add significant manufacturing capacity by September 1997. Management believes that this facility will enable the Company to capitalize on demand from new and existing customers which have relocated their manufacturing operations from the Far East and the United States to Mexico in recent years due to lower labor and transportation costs. Closer proximity to its major customers will allow the Company to be more efficient in delivering 15 to 20 daily truckloads of components to its customers' production facilities and eliminate time-consuming border crossings.

     Injection-molded plastic components are used in a wide variety of industries, including automotive, telecommunications, computer, consumer electronics, medical and packaging. Based on information provided in Plastic News, a leading industry publication, sales of the top 100 North American plastic injection molders were approximately $11.3 billion in 1994, $12.5 billion in 1995 and $14.4 billion in 1996, reflecting a 12.9% industry-wide average annual growth rate. The Company was ranked by 1996 sales as the 96th largest custom plastic injection molder in North America, the 9th largest plastic injection molder in the western United States (comprised of the states of California, Arizona, Oregon and Washington), and one of the three largest custom plastic injection molders in Southern California. According to Stanford Resources' Monitrak Quarterly Report, United States sales of computer monitors, the Company's major market, rose to approximately 21.7 million units in 1996, from sales of approximately 13.4 million units in 1994.


     The Company's goal is to be a dominant supplier of injection-molded plastic components to the increasing number of computer monitor and television OEM plants located in Southern California and Tijuana, Mexico. Management believes that the commencement of digital broadcasting in the television industry in the United States, starting in 1998, will create a demand for new high-definition television sets ("HDTV") and flat panel displays as consumers replace obsolete television sets unable to receive digital broadcasting with HDTV quality. According to the Consumer Electronics Manufacturers Association, at least 20 million television sets have been sold each year since 1991 and 380 million television sets have been sold since 1974 in the United States. The key elements of the Company's growth strategy include the following:

   o Continue to expand computer monitor and television component business -- through the continuation of the overall growth of the Company's computer monitor sales to Sony, which have grown from $2.9 million in fiscal 1994 to $15.4 million in fiscal 1996, expansions into new products such as Sony's personal computer, known as "Vaio," and by targeting sales to other computer monitor and television OEMs doing business in Tijuana, Mexico;

   o Acquire complementary businesses -- which the Company believes will diversify its customer base, technical capabilities and geographic areas served;

   o Capitalize on customer demand in Tijuana market -- by completing the construction of its manufacturing facility in Tijuana, Mexico to increase manufacturing capacity by 50% and to be located near existing and potential customers;

   o Pursue long-term relationships with new customers -- that require responsive manufacturing services in the computer, television and consumer electronics industries; and

   o Continue commitment to quality and service -- by continuing to achieve the highest levels of quality control through continuous improvement of its engineering and manufacturing capabilities.

     The Company was incorporated under the laws of the State of Delaware in May 1996 under the name AB Plastics Holding Corporation. In June 1997, the Company changed its name to Compass Plastics & Technologies, Inc. The Company's principal executive offices are located at 15730 South Figueroa Street, Gardena, California 90248, and its telephone number is (213) 770-8771. For a description of the background of the Company, see "The Company."

                                 The Offering

Common Stock offered by the
 Company ......................  1,200,000 shares of Common Stock

Common Stock offered by the
 Selling Stockholders .........  133,333 shares of Common Stock

Common Stock outstanding after
 the offering .................  4,760,000 shares of Common Stock(1)(2)

Use of Proceeds ...............  The Company intends to use the net proceeds of this offering to repay approximately $4.0 million of outstanding indebtedness under its subordinated loan agreement with Sirrom Investments, Inc. ("Sirrom"). The remaining net proceeds of approximately $5.0 million will be used to complete the construction of the warehouse and distribution center at the Company's Gardena, California facility (approximately $1.6 million) and equip its newly-constructed Tijuana, Mexico manufacturing facility (approximately $3.4 million). Pending such uses, the Company intends to temporarily reduce approximately $5.0 million in borrowings expected to be outstanding under the Company's maximum $10.0 million revolving line of credit facility with The Sumitomo Bank of California ("Sumitomo"). See "Use of Proceeds."

Nasdaq National
 Market Symbol ................  CPTI

------------
(1) Gives effect to the exercise of outstanding stock options and warrants to purchase an aggregate of 1,560,000 shares of Common Stock, of which stock options and warrants to purchase 760,000 shares of Common Stock are exercisable at $1.00 per share and a warrant to purchase 800,000 shares of Common Stock is exercisable at a total exercise price of $2,000, which will be effective on the date of this Prospectus. Stock options and warrants issued to certain executive officers of the Company and AB Plastics to purchase an aggregate of 646,932 shares of Common Stock will be exercised by such officers by delivering to the Company $646,932 principal amount of promissory notes (of which $600,808 principal amount of such notes delivered by the Chairman of the Board and the President of the Company will be without recourse to such persons), representing the amount of the aggregate exercise price applicable to their respective stock options and warrants. See "Certain Transactions."

(2) Does not include (i) 133,333 shares of Common Stock issuable upon exercise of the Representatives' Warrants, (ii) 440,000 shares of Common Stock reserved for issuance upon exercise of outstanding options with an exercise price of $1.00 per share under the Company's 1996 Stock Option Plan and (iii) 222,222 shares of Common Stock reserved for issuance upon exercise of outstanding options with an exercise price equal to the initial public offering price per share, and 577,778 shares of Common Stock reserved for issuance upon exercise of options reserved for future grant, under the Company's 1997 Stock Option Plan. See "Management -- Employment Agreements," "-- Stock Option Plans," "Certain Transactions" and "Underwriting."

                            Summary Financial Data
                (in thousands, except share and per share data)


                                                               Predecessor(1)
                                 ---------------------------------------------------------------------------
                                                       52 Weeks Ended
                                 ----------------------------------------------------------
                                                                                              October 30,
                                                                                                 1995-
                                 October 25,    October 31,    October 30,    October 29,    September 27,
                                    1992           1993           1994           1995            1996
                                 -------------  -------------  -------------  -------------  ---------------
Statement of Operations
 Data:
Sales  ........................    $28,235       $  29,362      $  34,027      $  42,679      $  36,080
Cost of sales   ...............     24,891          26,456         30,695         38,961         32,127
                                   -------       ---------      ---------      ---------      ----------
Gross profit ..................      3,344           2,906          3,332          3,718          3,953
Selling and administrative  ...      2,044           2,053          1,715          1,683          1,872
                                   -------       ---------      ---------      ---------      ----------
Operating income   ............      1,300             853          1,617          2,035          2,081
Net interest expense  .........        214             254            225            375            386
Other (income) expense   ......          4             (35)          (218)           (70)            (5)
                                   -------       ---------      ---------      ---------      ----------
Income before income taxes           1,082             634          1,610          1,730          1,700
Income tax expense(3) .........        441              49             48             26            (10)
                                   -------       ---------      ---------      ---------      ----------
Net income before extraordi-
 nary income                           641             585          1,562          1,704          1,710
Extraordinary item ............         --             469             --             --             --
                                   -------       ---------      ---------      ---------      ----------
Net income   ..................    $   641       $   1,054      $   1,562      $   1,704      $   1,710
                                   =======       =========      =========      =========      ==========
Net income per share(4)  ......         --              --             --             --             --
Weighted average number of
 shares outstanding(4)   ......         --              --             --             --             --
Supplemental pro forma net
 income per share(5)  .........         --              --             --             --             --
Other Data:
Depreciation and amortiza-
 tion                              $   693       $     748      $     746      $     876      $     826
EBITDA (6)   ..................      1,993           1,601          2,363          2,911          2,907
Cash flows from operating
 activities  ..................      2,120              11          2,949          1,057          3,063
Cash flows from investing
 activities  ..................       (829)         (2,757)        (1,425)        (3,343)          (496)
Cash flows from financing
 activities  ..................       (672)          2,173         (1,661)         2,627         (2,718)
Pro forma net income(7)  ......        641             380            966          1,038          1,020
Pro forma net income per
 share ........................         --              --             --             --             --

                                    Company                         Predecessor      Company
                                 ---------------                    -------------  -------------
                                                     52 Weeks
                                                  Ended              26 Weeks       26 Weeks
                                 September 28-     October 27,         Ended          Ended
                                  October 27,          1996          April 28,      April 27,
                                     1996         (Pro Forma)(2)       1996           1997
                                 ---------------  ----------------  -------------  -------------
Statement of Operations
 Data:
Sales  ........................   $     3,265       $    39,345      $  19,410     $   20,244
Cost of sales   ...............         2,626            34,752         17,338         16,393
                                  -----------       -----------      ---------     -----------
Gross profit ..................           639             4,593          2,072          3,851
Selling and administrative  ...           241             2,173          1,021          1,456
                                  -----------       -----------      ---------     -----------
Operating income   ............           398             2,420          1,051          2,395
Net interest expense  .........            99             1,200            226            451
Other (income) expense   ......            19                23              0              0
                                  -----------       -----------      ---------     -----------
Income before income taxes                280             1,197            825          1,944
Income tax expense(3) .........           117               526             12            764
                                  -----------       -----------      ---------     -----------
Net income before extraordi-
 nary income                              163               671            813          1,180
Extraordinary item ............            --                --             --             --
                                  -----------       -----------      ---------     -----------
Net income   ..................   $       163       $       671      $     813     $    1,180
                                  ===========       ===========      =========     ===========
Net income per share(4)  ......   $      0.05       $      0.19             --     $     0.33
Weighted average number of
 shares outstanding(4)   ......     3,600,000         3,600,000             --      3,600,000
Supplemental pro forma net
 income per share(5)  .........          0.05              0.26             --           0.33
Other Data:
Depreciation and amortiza-
 tion                             $        82       $     1,151      $     492     $      636
EBITDA (6)   ..................           480             3,388          1,543          3,031
Cash flows from operating
 activities  ..................           103             2,206          1,902          3,534
Cash flows from investing
 activities  ..................        (7,216)           (7,712)          (700)          (449)
Cash flows from financing
 activities  ..................         7,525            (4,807)        (2,179)        (3,012)
Pro forma net income(7)  ......           163               671            495          1,180
Pro forma net income per
 share ........................          0.05              0.19             --           0.33

                                             April 27, 1997
                                      ----------------------------
                                      Actual      As Adjusted (8)
                                      ---------   ----------------
Balance Sheet Data:
Cash    ...........................     $   803       $ 2,659
Working capital  ..................       3,019         4,375
Total assets  .....................      19,470        21,485
Total current liabilities .........       5,670         5,670
Total long-term liabilities  ......       9,656         2,506
Stockholders' equity   ............       4,143        13,309

------------
(1) In September 1996, a corporate affiliate of Michael A. Gibbs, President of the Company, and Private Equity Partners, L.L.C. ("PEP"), an affiliate of Geoffrey J.F. Gorman, Chairman of the Board of the Company, formed the Company and sponsored the acquisition of all of the outstanding capital stock of AB Plastics (prior to the acquisition, the "Predecessor"). The acquisition and its related financing resulted in higher interest expense and a different capital structure. Due to such differences, net income per share is not provided for periods prior to the 52 weeks ended October 27, 1996 (pro forma). See "The Company" and Note 1 of Notes to Financial Statements.

(2) Gives effect to the acquisition of AB Plastics, assuming such transaction had occured as of October 30, 1995. See "Pro Forma Statements of Operations."

(3) The Predecessor elected to be taxed as a subchapter S corporation, as a result of which all federal income taxes were paid by the stockholders. Upon completion of the acquisition of AB Plastics, the Company terminated such subchapter S corporation election.

(4) Assumes that stock options and warrants to purchase an aggregate of 1,560,000 shares of Common Stock had been exercised as of the end of such period. See Note 1 of Notes to Financial Statements for an explanation of the basis used to calculate net income per share.

(5) Supplemental pro forma net income per share is based on the number of shares of Common Stock used in the calculation of net income per share plus the number of shares required to be sold by the Company to fund the repayment of indebtedness as set forth in "Use of Proceeds."

(6) EBITDA is earnings (net income) before interest, taxes, depreciation, amortization and other (income) expense. The Company believes that EBITDA provides useful information, widely used in the injection molding industry, because (i) due to the increased trend of consolidation in the industry, it eliminates purchase accounting treatment such as increased depreciation as a result of a write-up of fixed assets and amortization of goodwill and financing costs and (ii) it is a more accurate measure of operating cash flow to meet obligations for interest, income tax and amortization of debt before new investments in property, plant and equipment. The computation of EBITDA as presented may not be comparable to computations presented by other companies. EBITDA is a financial measure commonly used in financial analysis, but should not be construed as an alternative to net income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance.

(7) Pro forma net income reflects the Company's net income on a pro forma basis as though the Company had been subject to full federal income taxes in each of fiscal 1992, 1993, 1994, 1995 and 1996, calculated using a 40% effective tax rate.

(8) Adjusted to reflect (i) the exercise of outstanding stock options and warrants to purchase an aggregate of 1,560,000 shares of Common Stock and
    (ii) the sale by the Company of 1,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, after deduction of underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom to the repayment of approximately $9.0 million in indebtedness expected to be outstanding upon the consummation of this offering. See "Use of Proceeds," "Capitalization" and "Certain Transactions." Stockholders' equity is adjusted to reflect an anticipated extraordinary loss of $599,000 (net of applicable income tax benefit of $400,000) resulting from the write-off of deferred financing costs in connection with the repayment of such indebtedness.

                                 RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of the Securities Act of 1933. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth below and elsewhere in this Prospectus. An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.

Dependence on Computer and Consumer Electronics Industries

     The Company's principal customers are OEMs of computer monitors, televisions, electronic music keyboards and other consumer electronics equipment. These industry segments, as well as the computer and consumer electronics industries as a whole, are subject to economic cycles, technological change, product obsolescence and changes in consumer demand. Discontinuance or modification of products containing injection-molded plastic components manufactured by the Company could adversely affect the Company's business, financial condition and results of operations. The Company believes, for example, that consumers are currently postponing purchases of new televisions in anticipation of the introduction of HDTV and flat panel displays, which may result in the postponement of OEM orders on certain television consoles. The Company's growth has resulted, in part, from its ability to focus on customers in these industries. There can be no assurance that the Company will continue to be able to identify and attract customers with steady growth rates or that these industry segments will continue to grow at their historical rates or at all. Pricing pressures, a general downturn in the economy or any other event leading to excess capacity in the computer and consumer electronics industries may result in intensified price competition, reduced profit margins and a decrease in unit volume of custom injection-molded plastic components ordered by OEMs, all of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."

Customer Concentration

     The Company's largest customer, Sony, through its computer monitor and television manufacturing divisions, accounted for approximately 66.5% of the Company's sales for the fiscal year ended October 27, 1996, and 72.6% of the Company's sales for the 26 weeks ended April 27, 1997. In addition, the Company's two largest customers, Sony and Matsushita (through its Panasonic and Quasar brands), together accounted for approximately 84.5% and 82.3%, respectively, of the Company's sales for such periods. The loss of, or a significant curtailment of purchases by, either of these major customers would have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates that, by virtue of the markets it serves, a significant portion of the Company's sales will continue to be concentrated in a small number of customers. See "Business -- Customers."

Fluctuations in Operating Results

     The Company's operating results are affected by a number of factors, including timing of orders from major customers, process yields, timing of capital expenditures in anticipation of future sales, economic conditions in the computer and consumer electronics industries and the Company's mix of products. As a result, the Company's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Historically, shipments of the Company's components have been higher in the second and fourth fiscal quarters as a result of increased demand for computer and consumer electronic products during the spring and year-end holiday seasons. Operating results can also be significantly influenced by development and introduction of new products or product models by the Company's customers. In addition, a significant portion of the Company's operating expenses are relatively fixed in nature and planned capital expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for revenue shortfall may magnify the adverse impact of such revenue shortfall on the Company's results of operations and cash flows. Moreover, there can be no assurance that the industry-wide trends that have benefitted the Company in recent periods will continue. Quarterly sales and operating results depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast. The Company's customers generally require short production and delivery cycles, and substantially all of the Company's backlog is typically scheduled for delivery within 30 days. See "Business -- Industry Overview and Trends" and " -- Customers."

Potential Significant Indebtedness and Leverage

     At July 21, 1997, on an as adjusted basis after giving effect to this offering and the application of the net proceeds therefrom, the Company anticipates having outstanding long-term debt of approximately $1.7 million, comprised of a $1.0 million loan from Transamerica Business Credit Corporation ("Transamerica") and approximately $660,000 in capitalized leases. In addition, the Company will have up to an additional $10.0 million available for borrowing under its revolving line of credit and $2.0 million available under its equipment line of credit with Sumitomo. Subsequent to July 21, 1997, the Company expects to spend approximately $5.1 million to purchase and expand its Gardena, California facility and approximately $6.4 million for equipment and leasehold improvements at its new Tijuana, Mexico facility. The Company expects to finance the approximately $11.5 million in expansion by borrowing $3.5 million under a conventional mortgage facility with Sumitomo, $3.0 million from General Electric Capital Corporation under a five-year term loan and approximately $5.0 million from the revolving line of credit and equipment line of credit with Sumitomo (which will be temporarily reduced with a portion of the net proceeds of this offering). Although the Company expects to continue to have sufficient earnings from operations to satisfy its anticipated increased debt service obligations, there can be no assurance that the Company will be able to meet its debt obligations in the future or to pay or refinance its indebtedness as it becomes due. Borrowings under its revolving line of credit facility bear interest at floating rates (currently 9.0%) and are secured by a pledge of all of the capital stock of AB Plastics. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Facilities" and "Certain Transactions."

Competition

     The injection-molded plastic industry is highly fragmented and characterized by intense competition. The Company competes principally in the custom injection-molded plastic market in the western United States, which is also highly competitive but is much less fragmented than the industry as a whole. Certain of the Company's competitors have substantially greater manufacturing, financial, marketing and/or other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements than the Company. In addition, in recent years, several foreign plastic injection molders (primarily from the Far East), including competitors of the Company, have established manufacturing facilities in Tijuana, Mexico. There can be no assurance that the Company will be able to compete successfully against present and future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Competition."

Variability of Customer Requirements; Nature of Customer Commitments on Orders

     The level and timing of orders placed by the Company's customers varies due to a number of factors, including customer attempts to manage inventory, changes in customers' manufacturing strategies and variations in demand for their own products. Since the Company typically does not obtain firm long-term purchase orders or commitments, it must anticipate the future volume of orders based on discussions with its customers. The Company relies on its estimate of anticipated future volumes when making commitments regarding the level of business that it will seek and accept, the mix of products that it intends to manufacture, the timing of production schedules and the levels and utilization of equipment and personnel. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders that were previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty, except for payment for work and materials expended through the cancellation date. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."

Integration of New Manufacturing Facility

     For the first 35 years of its existence, substantially all of the Company's sales were made to customers located in California. In the late 1980s, many of these customers relocated to Tijuana, Mexico, primarily due to reduced labor costs. The Company is currently overseeing the construction of a new manufacturing facility in Tijuana, Mexico, which it expects to lease from an unaffiliated third-party commencing in September 1997. There can be no assurance that the Company will be able to complete this facility in such time frame. Consequently, if the Company is unsuccessful in Tijuana, the Company's relationships with its most important customers could be damaged which would have a material adverse effect on the business, financial condition and results of operations of the Company. The Company's expanded manufacturing capacity has and will continue to significantly increase its fixed costs, and the future profitability of the Company will depend, in part, upon its ability to utilize efficiently its manufacturing capacity. Gross profit margins, although partially offset by lower labor costs in Mexico, may be adversely affected to the extent that the Company does not fully utilize its increased manufacturing capacity. Delays in completing construction and/or the Company's inability to generate the additional sales necessary to utilize its additional capacity could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, operating in Mexico subjects the Company to certain additional risks, including unexpected changes in regulatory requirements, political and economic conditions, difficulties in staffing and managing international operations and other factors which could have a material adverse effect on the Company's business, financial condition and results of operations. Because sales from this facility and all raw material purchases for use at this facility will be U.S. dollar-denominated and managed at the Company's Gardena, California executive offices, the Company believes that it will not be significantly affected by exchange rate fluctuations in the Mexican peso relative to the U.S. dollar. The Company believes that the effects of such fluctuations will be limited to wages for local laborers and operating supplies, neither of which is expected to be material to the Company's results of operations when the new facility is operational. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Manufacturing."

Technological Change; Intellectual Property

     Injection-molded plastic manufacturing technology has continued to move toward more highly engineered processes. Technological change is continuous and, in the future, higher margin products will be the most demanding in terms of technological and manufacturing expertise. There is no assurance that the Company will be able to maintain its current technological position. In addition, the introduction of new technologies could require the Company to substantially increase its capital expenditures. The Company's success depends in part on its proprietary techniques and manufacturing expertise in the area of custom injection-molded plastic components. The Company has no patents for these proprietary techniques and chooses to rely on trade secret protection. There can be no assurance that the Company's precautions will provide meaningful protection from competition or that the Company's competitors will not develop superior technology. The Company believes that although such techniques and expertise are subject to misappropriation or obsolescence, the Company will continue to improve methods and processes and develop new techniques on an ongoing basis as dictated by the technological needs of the industry. See "Business -- Manufacturing."

Management of Growth

     The Company's current construction of its new manufacturing facility in Tijuana, Mexico has placed, and is expected to continue to place, significant demands on the Company's managerial, technical, financial and other resources. Utilization of the Company's expanded facilities will require the Company to continue to invest in its financial, management information, engineering and logistics systems, and to retain, motivate and effectively manage its employees. There can be no assurance that the management skills and systems currently in place will be adequate to implement the Company's strategy, and the Company's failure to manage growth effectively or to implement its strategy could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Growth Strategy" and "Management."

Dependence on Key Personnel

     The Company's success depends to a significant degree upon the continued contributions of members of its senior management team, particularly Michael A. Gibbs, James S. Adams, G. Michael Frink, Stephen M. Adams,

Jawed Ghias and Paul J. Iacono, as well as other key personnel, many of whom would be difficult to replace. The Company does not possess any key-man life insurance policies with respect to such persons. The future success of the Company also depends on its ability to identify, attract and retain additional qualified technical and managerial personnel. The loss of these officers or other key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's President, Michael A. Gibbs, is engaged in other business activities, including acting as a consultant and business broker to other businesses which do not compete with the Company. Although Mr. Gibbs actively manages the Company and spends approximately two weeks per month at the Company's Gardena, California offices, he resides in Connecticut. In addition, pursuant to Mr. Gibbs' employment agreement, he is required to spend only 75% of his business and professional time on the affairs of the Company. There can be no assurance that the inability of Mr. Gibbs to devote his full time and resources to the Company will not adversely affect the Company's business, financial condition and results of operations. See "Management."

Acquisitions

     The Company intends from time to time to pursue the acquisition of other companies, assets or product lines that would complement or expand its existing business. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees of the acquired companies. See "Business -- Growth Strategy."

Equipment and Tool Failure

     The Company's business involves manufacturing equipment that is subject to failure. In the past, equipment and tool failures have occurred which have resulted in temporary delays in product shipments. Although the Company has in-house tooling and maintenance departments and maintains spare parts to reduce the impact of such failures, there can be no assurance that failures will not occur in the future. In addition, the Company currently has only one manufacturing facility which is located in Southern California. The loss of revenue and earnings to the Company from an equipment or tool failure, as well as any disruption of the Company's operations resulting from a natural disaster such as an earthquake, fire or flood, could have a material adverse effect on its business, financial condition and results of operations.

Environmental Matters

     The Company's operations and properties are subject to a wide variety of international, federal, state and local laws and regulations, including those governing the use, storage and handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. See "Business -- Environmental Matters."

Availability of Raw Materials

     Raw materials used by the Company in producing injection-molded plastic components are purchased by the Company and, in certain limited circumstances, the Company bears the risk of price fluctuations. In addition, shortages of certain types of materials have occurred in the past and may occur in the future. Future shortages or price fluctuations in raw materials or components could have a material adverse effect on the Company's business, financial condition and results of operations. Significant increases in the cost of materials purchased by the Company could also have a material adverse effect on the Company's results of operations in the event the Company is unable to pass such price increases through to its customers. See "Business -- Raw Materials and Supplies."

Benefits of the Offering to Existing Stockholders

     The Company intends to use approximately $4.0 million of the net proceeds of this offering to repay the principal amount and interest outstanding under its subordinated loan agreement with Sirrom, which will become a stockholder of the Company upon the consummation of this offering and is a selling stockholder in this offering. In addition, Sirrom and other stockholders of the Company, including Geoffrey J.F. Gorman and Michael A. Gibbs, the Chairman of the Board and the President of the Company, respectively, will purchase Common Stock prior to the date of this Prospectus, upon exercise of outstanding stock options and warrants, at prices significantly lower than the initial public offering price of the shares offered hereby. Messrs. Gorman and Gibbs paid the exercise price for such stock options and warrants by delivering 8% non-recourse promissory notes due 2001 which are secured only by the pledge of the shares underlying such options and warrants. In addition, certain existing stockholders will be selling 10% of the shares of Common Stock offered hereby (approximately 22% if the Underwriters' over-allotment option is exercised in full), and Messrs. Gorman and Gibbs will receive certain benefits in connection with such sale. See "Use of Proceeds," "Principal and Selling Stockholders" and "Certain Transactions."

No Prior Public Market; Possible Volatility of Stock Price

     Prior to this offering, there has been no public market for the Company's Common Stock. Accordingly, there can be no assurance that an active trading market will develop or be sustained subsequent to this offering. The initial public offering price of the Common Stock will be determined by negotiations among the Company and the Underwriters and may not be indicative of the prices that may prevail in the public market. Upon commencement of this offering, the Common Stock will be quoted on the Nasdaq National Market. This stock market generally, and the plastics manufacturing sector in particular, have experienced and are likely in the future to experience significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the Company's operating performance. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly operating results, shortfalls in sales or earnings below analyst estimates, developments in the computer and consumer electronics industries, stock market conditions and other factors. There can be no assurance that the market price of the Common Stock will not experience significant fluctuations or decline below the initial public offering price. See "Underwriting."


Dilution

     Purchasers of the Common Stock offered hereby will incur immediate substantial dilution in pro forma net tangible book value per share from the initial offering price in the amount of $6.50. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution to such new investors. See "Dilution."

Control by Certain Existing Stockholders

     Following the sale of the shares offered hereby, the directors and executive officers of the Company and their affiliates will own 40.0% of the outstanding Common Stock. Based on their stock ownership, such persons will continue to have significant influence over the Company's policies and affairs and most corporate actions requiring stockholder approval, including the election of directors. See "-- Anti-Takeover Considerations," "Management" and "Principal and Selling Stockholders."

Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price

     Sales of substantial amounts of Common Stock in the public market following this offering could have an adverse effect on the market price of the Common Stock. The 1,333,333 shares offered hereby will be freely tradeable without restriction, unless purchased by an affiliate of the Company. All of the Company's officers, directors and principal stockholders have agreed that they will not sell any Common Stock without the prior consent of Cruttenden Roth Incorporated for a period of 365 days from the date of this Prospectus (the "Lock-up Period"). The Lock-up Period may be waived by Cruttenden Roth Incorporated without notice to the Company's stockholders or the Nasdaq National Market, the market on which the Company's securities will be initially quoted; however, Cruttenden Roth Incorporated has no current intention to do so. Additionally, at July 21, 1997, options to purchase 662,222 shares of Common Stock were outstanding, none of which options were exercisable. The Company intends to register all shares reserved for issuance under its stock option plans. Shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to affiliates and to the lock-up agreements described above. See "Management -- Stock Option Plans" and "Shares Eligible for Future Sale."


Anti-Takeover Considerations

     Certain provisions of the Company's Restated Certificate of Incorporation, By-Laws and Delaware General Corporation Law ("Delaware Law") could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company, and limit the price that certain investors might be willing to pay in the future for the Company's Common Stock. These provisions include the issuance, without further stockholder approval, of preferred stock with rights and preferences which could be senior to the Common Stock. The Company is also subject to Section 203 of the Delaware Law, which may also inhibit a change in control of the Company. See "Description of Securities -- Preferred Stock" and "-- Delaware Anti-Takeover Law."

                                  THE COMPANY

     The Company's injection-molded plastic business began in 1952, and operated until September 1996 as a family-owned business. In September 1996, a corporate affiliate of Michael A. Gibbs, President of the Company, and PEP, an affiliate of Geoffrey J.F. Gorman, Chairman of the Board of the Company, formed the Company and sponsored the acquisition of all of the outstanding capital stock of AB Plastics for a purchase price of $7.0 million. Of such purchase price, $2.0 million was paid by equity contributions by PEP and certain investors originated by PEP, and $5.0 million was financed from the proceeds of a $4.0 million subordinated loan from Sirrom and $1.0 million of borrowings under the Company's revolving line of credit with Sumitomo. In addition, approximately $4.5 million in bank indebtedness then outstanding of AB Plastics was refinanced by the Company with a portion of the Sumitomo revolving line of credit, and approximately $700,000 in equipment financing was assumed by the Company. The acquisition was accounted for as a purchase transaction and was valued at approximately the fair value of the net assets acquired. The Company has no tangible assets other than the shares of Common Stock of AB Plastics.

     Prior to the acquisition of AB Plastics, in October 1995, a corporate affiliate of Mr. Gibbs entered into a letter of intent to acquire AB Plastics and a consulting agreement to evaluate the systems and manufacturing processes of AB Plastics. Beginning in early 1996, and accelerated by a new management team following the September 1996 acquisition, the Company initiated a profit improvement program to focus on reducing overtime, staffing levels, tooling and maintenance problems, rework and excessive warehousing costs, and on increasing the use of robotics in its manufacturing process. Since October 1995, the Company has reduced its work force by approximately 20% and achieved annualized cost savings in excess of $3.0 million. From October 1995 to October 1996, the Company increased income before income taxes by 14.4% and, from April 1996 to April 1997, increased income before income taxes by 135.6%.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,200,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $9,004,000, assuming an initial public offering price of $9.00 per share (which is the mid-point of the filing range) and after deducting underwriting discounts and commissions and estimated offering expenses.


     The Company intends to use the net proceeds of this offering to repay the approximately $4.0 million in principal and accrued interest outstanding under its subordinated loan agreement with Sirrom. The remaining net proceeds of approximately $5.0 million will be used, in conjunction with additional lending arrangements described below, to (i) purchase the Company's Gardena, California facility and construct an additional 75,000 square foot warehouse and distribution facility adjoining its existing manufacturing facility, and (ii) equip and make leasehold improvements to the Company's newly-constructed Tijuana, Mexico manufacturing facility.


     The Company has agreed to purchase its Gardena, California facility from its current owners for $3.1 million. Such purchase is expected to be completed prior to the consummation of this offering. See "Certain Transactions." The Company has additionally determined to demolish the existing 20,000 square foot warehouse on such property and construct a new 75,000 square foot warehouse and distribution facility adjoining its existing manufacturing facility. The Company expects to commence such demolition in late July 1997, with construction of the new warehouse and distribution facility to begin in August 1997 and to be completed by the end of 1997. The cost of demolition and construction for this project is expected to be approximately $2.0 million. The Company intends to finance the purchase of its Gardena, California facility and the demolition and construction for its new warehouse facility by borrowing $3.5 million under a conventional mortgage loan with Sumitomo and using approximately $1.6 million of the net proceeds of this offering.


     The Company also plans to equip and make leasehold improvements to its newly-constructed Tijuana, Mexico manufacturing facility, including installation of molding, decorating and painting equipment, improvements to support plumbing and electrical requirements, and office equipment and operating supplies to commence operations. The Company also intends to transfer a number of molding machines and related equipment to this facility from its Gardena, California facility. The Company expects that construction of its Tijuana facility will be completed in July 1997 and installation of new equipment and leasehold improvements will be completed by the end of August 1997, with the transfer of molding machines and related equipment to occur through November 1997. The cost of new equipment and leasehold improvements for the Tijuana facility is expected to be approximately $6.4 million, which the Company intends to finance by borrowing $3.0 million under a five-year term loan with General Electric Credit Corporation, which the Company is currently negotiating, and using approximately $3.4 million of the net proceeds of this offering.


     Pending the use of the net proceeds of the offering for its facilities, the Company intends to temporarily reduce approximately $5.0 million in borrowings expected to be outstanding under the Company's revolving line of credit facility with Sumitomo upon the consummation of this offering. Amounts repaid under the Company's revolving line of credit may be reborrowed by the Company, from time to time, based on certain percentages of eligible inventories and accounts receivable, up to a maximum $10.0 million available under such facility. The Company does not anticipate any limits on its ability to reborrow the full amount of repayments made from the net proceeds of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     The Sirrom subordinated loan matures in September 2001, subject to certain mandatory prepayments, and has a stated interest rate of 13.5% per annum. The repayment of the Sirrom subordinated loan will eliminate the Company's current annual interest obligations thereunder of $540,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     The Company will not receive any of the proceeds from the sale of the Common Stock offered by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     The Company has never paid or declared any cash dividends. The Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Company's revolving line of credit with Sumitomo prohibits the Company from declaring, paying or making any dividends or distributions on its Common Stock.




                                CAPITALIZATION

     The following table sets forth, as of April 27, 1997, the short-term debt and capitalization of the Company on an actual basis and as adjusted to give effect to (i) the exercise of outstanding stock options and warrants to purchase an aggregate of 1,560,000 shares of Common Stock, of which stock options and warrants to purchase 760,000 shares of Common Stock are exercisable at $1.00 per share and a warrant to purchase 800,000 shares of Common Stock is exercisable at a total exercise price of $2,000, and (ii) the sale and issuance of the 1,200,000 shares of Common Stock offered by the Company hereby (after deducting the estimated underwriting discounts and commissions and estimated offering expenses) at an assumed public offering price of $9.00 and the application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.




                                                                        April 27, 1997
                                                                   ------------------------
                                                                   Actual      As Adjusted
                                                                   ---------   ------------
                                                                        (in thousands)
Short-term debt    .............................................   $   283       $   283
                                                                   ========      ========
Long-term debt:
 Revolving line of credit   ....................................   $ 3,150       $     0
 Subordinated term loan  .......................................     4,000             0
 Capitalized leases, less current portion  .....................       625           625
                                                                   --------      --------
  Total long-term debt   .......................................     7,775           625
                                                                   --------      --------
Stockholders' equity:
 Preferred Stock, par value $.0001; 5,000,000 shares authorized;
 no shares outstanding   .......................................        --            --
 Common Stock, par value $.0001; 20,000,000 shares authorized;
   3,560,000 shares (actual) and 4,760,000 shares (as adjusted)
   issued and outstanding(1)   .................................         0             0
 Additional paid-in capital    .................................     2,800        12,565
 Retained earnings    ..........................................     1,343           744
                                                                   --------      --------
   Total stockholders' equity  .................................     4,143        13,309
                                                                   --------      --------
    Total capitalization    ....................................   $11,918       $13,934
                                                                   ========      ========

------------
(1) Does not include (i) 133,333 shares of Common Stock issuable upon exercise of the Representatives' Warrants, (ii) 440,000 shares of Common Stock reserved for issuance upon exercise of outstanding options with an exercise price of $1.00 per share under the Company's 1996 Stock Option Plan and (iii) 222,222 shares of Common Stock reserved for issuance upon exercise of outstanding options with an exercise price equal to the initial public offering price per share, and 577,778 shares of Common Stock reserved for issuance upon exercise of options reserved for future grant, under the Company's 1997 Stock Option Plan. See "Management-- Employment Agreements," "-- Stock Option Plans," "Certain Transactions" and "Underwriting."

                                   DILUTION


     The pro forma net tangible book value of the Company as of April 27, 1997 was $1,732,253 or $0.49 per share of Common Stock. Pro forma net tangible book value per share represents the amount of net tangible assets, less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to (i) the exercise of outstanding stock options and warrants to purchase an aggregate of 1,560,000 shares of Common Stock, of which stock options and warrants to purchase 760,000 shares of Common Stock are exercisable at $1.00 per share and a warrant to purchase 800,000 shares of Common Stock is exercisable at a total exercise price of $2,000, and (ii) the sale by the Company of 1,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, and applying the net proceeds thereof to the repayment in full of the Company's subordinated term loan from Sirrom having an outstanding principal balance of $4.0 million at April 27, 1997, and to effect a temporary reduction of the Company's revolving line of credit with Sumitomo expected to be approximately $5.0 million upon the consummation of this offering, the pro forma net tangible book value of the Company as of April 27, 1997 would have been $11,897,780, or $2.50 per share. The prepayment of the Company's subordinated term loan from Sirrom will result in an extraordinary charge of approximately $1.0 million from the write-off of deferred financing costs, which will increase the net tangible book value of the Company by $400,000, representing the tax benefit of such charge. The above represents an immediate increase in net tangible book value of $2.01 per share to existing stockholders and an immediate dilution of $6.50 per share to new investors. The following table illustrates this per share dilution:



         Assumed initial public offering price per share ........................               $   9.00
          Pro forma net tangible book value per share at April 27, 1997 .........   $0.49
          Increase in pro forma net tangible book value per share attributable to
          new investors .........................................................    2.01
                                                                                   ------
         Pro forma net tangible book value per share after this offering   ......                   2.50
                                                                                               ---------
         Dilution per share to new investors    .................................               $   6.50(1)
                                                                                               =========

     The following table summarizes, as of April 27, 1997, the differences in the number of shares of Common Stock purchased from the Company (including 1,560,000 shares issuable upon the exercise of outstanding stock options and warrants), the total consideration paid to the Company and the average price paid per share by existing and new investors:



                                                                                         Average
                                      Shares Purchased          Total Consideration
                                   -----------------------   -------------------------   Price Per
                                    Number       Percent       Amount        Percent      Share
                                   -----------   ---------   -------------   ---------   ----------
Existing stockholders(1)  ......   3,560,000        74.8%    $ 2,762,000        20.4%     $0.78
New investors(1) ...............   1,200,000        25.2      10,800,000        79.6       9.00
                                   ---------      ------     ------------     ------
 Total  ........................   4,760,000       100.0%    $13,562,000       100.0%
                                   =========      ======     ============     ======

------------
(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by the existing stockholders to 3,426,667, or 72.0% of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares to be purchased by new investors to 1,333,333, or 28.0% of the total shares of Common Stock to be outstanding after this offering. If the Underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 1,533,333 shares, or approximately 32.2% of the total number of shares to be outstanding after this offering. See "Principal and Selling Stockholders" and "Underwriting."

                            SELECTED FINANCIAL DATA
                (in thousands, except share and per share data)

     The selected financial data set forth below with respect to the Company's statement of operations for the 52 weeks ended October 27, 1996 (pro forma) and the period from September 28, 1996 to October 27, 1996, and with respect to the balance sheet at October 27, 1996, are derived from the financial statements audited by Marcum & Kliegman LLP, independent accountants, which are included elsewhere in this Prospectus and are qualified by reference to such financial statements. The selected financial data set forth below with respect to the Company's statement of operations for the period from October 30, 1995 to September 27, 1996 and for each of the 52 weeks ended October 29, 1995 and October 30, 1994, and with respect to the balance sheet at October 29, 1995, are derived from the financial statements audited by Block, Plant, Eisner, Fiorito & Belak-Berger, independent accountants, which are included elsewhere in this Prospectus and are qualified by reference to such financial statements. The balance sheet data at October 30, 1994 and the data as of and for the 52 weeks ended October 31, 1993 and October 25, 1992 are derived from audited financial statements not included in this Prospectus. The statement of operations data for the 26 weeks ended April 27, 1997 and April 28, 1996, and the balance sheet data at April 27, 1997 are derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statement data includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the 26 weeks ended April 27, 1997 are not necessarily indicative of the results that may be expected for the 52 weeks ending October 26, 1997. The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements together with the related notes included herein.

                                                               Predecessor(1)
                                 ---------------------------------------------------------------------------
                                                       52 Weeks Ended
                                 ----------------------------------------------------------
                                                                                              October 30,
                                                                                                 1995-
                                 October 25,    October 31,    October 30,    October 29,    September 27,
                                    1992           1993           1994           1995            1996
                                 -------------  -------------  -------------  -------------  ---------------
Statement of Operations
 Data:
Sales  ........................    $28,235       $  29,362      $  34,027      $  42,679      $  36,080
Cost of sales   ...............     24,891          26,456         30,695         38,961         32,127
                                   -------       ---------      ---------      ---------      ----------
Gross profit ..................      3,344           2,906          3,332          3,718          3,953
Selling and administrative  ...      2,044           2,053          1,715          1,683          1,872
                                   -------       ---------      ---------      ---------      ----------
Operating income   ............      1,300             853          1,617          2,035          2,081
Net interest expense  .........        214             254            225            375            386
Other (income) expense   ......          4             (35)          (218)           (70)              (5)
                                   -------       ---------      ---------      ---------      ----------
Income before income taxes           1,082             634          1,610          1,730          1,700
Income tax expense(3) .........        441              49             48             26            (10)
                                   -------       ---------      ---------      ---------      ----------
Net income before extraordi-
 nary income                           641             585          1,562          1,704          1,710
Extraordinary item ............         --             469             --             --             --
                                   -------       ---------      ---------      ---------      ----------
Net income   ..................    $   641       $   1,054      $   1,562      $   1,704      $   1,710
                                   =======       =========      =========      =========      ==========
Net income per share(4)  ......         --              --             --             --             --
Weighted average number of
 shares outstanding(4)   ......         --              --             --             --             --
Supplemental pro forma net
 income per share(5)  .........         --              --             --             --             --
Other Data:
Depreciation and amortiza-
 tion                              $   693       $     748      $     746      $     876      $     826
EBITDA (6)   ..................      1,993           1,601          2,363          2,911          2,907
Cash flows from operating
 activities  ..................      2,120              11          2,949          1,057          3,063
Cash flows from investing
 activities  ..................       (829)         (2,757)        (1,425)        (3,343)          (496)
Cash flows from financing
 activities  ..................       (672)          2,173         (1,661)         2,627         (2,718)
Pro forma net income(7)  ......        641             380            966          1,038          1,020
Pro forma net income per
 share ........................         --              --             --             --             --

                                    Company                         Predecessor      Company
                                 ---------------                    -------------  -------------
                                                     52 Weeks
                                                  Ended              26 Weeks       26 Weeks
                                 September 28-     October 27,         Ended          Ended
                                  October 27,          1996          April 28,      April 27,
                                     1996         (Pro Forma)(2)       1996           1997
                                 ---------------  ----------------  -------------  -------------
Statement of Operations
 Data:
Sales  ........................   $     3,265       $    39,345      $  19,410     $   20,244
Cost of sales   ...............         2,626            34,752         17,338         16,393
                                  -----------       -----------      ---------     -----------
Gross profit ..................           639             4,593          2,072          3,851
Selling and administrative  ...           241             2,173          1,021          1,456
                                  -----------       -----------      ---------     -----------
Operating income   ............           398             2,420          1,051          2,395
Net interest expense  .........            99             1,200            226            451
Other (income) expense   ......            19                23              0              0
                                  -----------       -----------      ---------     -----------
Income before income taxes                280             1,197            825          1,944
Income tax expense(3) .........           117               526             12            764
                                  -----------       -----------      ---------     -----------
Net income before extraordi-
 nary income                              163               671            813          1,180
Extraordinary item ............            --                --             --             --
                                  -----------       -----------      ---------     -----------
Net income   ..................   $       163       $       671      $     813     $    1,180
                                  ===========       ===========      =========     ===========
Net income per share(4)  ......   $      0.05       $      0.19             --     $     0.33
Weighted average number of
 shares outstanding(4)   ......     3,600,000         3,600,000             --      3,600,000
Supplemental pro forma net
 income per share(5)  .........          0.05              0.26             --           0.33
Other Data:
Depreciation and amortiza-
 tion                             $        82       $     1,151      $     492     $      636
EBITDA (6)   ..................           480             3,388          1,543          3,031
Cash flows from operating
 activities  ..................           103             2,206          1,902          3,534
Cash flows from investing
 activities  ..................        (7,216)           (7,712)          (700)          (449)
Cash flows from financing
 activities  ..................         7,525            (4,807)        (2,179)        (3,012)
Pro forma net income(7)  ......           163               671            495          1,180
Pro forma net income per
 share ........................          0.05              0.19             --           0.33

                       October 25,    October 31,    October 30,
                          1992           1993           1994
                       -------------  -------------  -------------
Balance Sheet
 Data:
Cash  ...............     $   838       $    265       $    128
Working capital   ...       2,516          2,334          2,590
Total assets   ......       9,336         12,796         14,349
Total current
 liabilities   ......       2,737          5,105          5,479
Total long-term
 liabilities   ......       2,277          2,593          3,288
Stockholders'
 equity  ............       4,322          5,098          5,582

                                                                            April 27, 1997
                       October 29,    September 27,    October 27,    ---------------------------
                          1995            1996            1996         Actual     As Adjusted(8)
                       -------------  ---------------  -------------  ----------  ---------------
Balance Sheet
 Data:
Cash  ...............    $    468        $    318        $    730       $    803     $  2,659
Working capital   ...         801           2,236           4,714          3,019        4,375
Total assets   ......      20,613          18,267          20,194         19,470       21,485
Total current
 liabilities   ......      10,855           7,175           5,109          5,670        5,670
Total long-term
 liabilities   ......       2,886           3,444          12,121          9,656        2,506
Stockholders'
 equity  ............       6,872           7,648           2,964          4,143       13,309

------------
(1) AB Plastics was acquired in September 1996. The acquisition and its related financing resulted in higher interest expense and a different capital structure. Due to such differences, net income per share is not provided for periods prior to the 52 weeks ended October 27, 1996 (pro forma). See "The Company" and Note 1 of Notes to Financial Statements.

(2) Gives effect to the acquisition of AB Plastics, assuming such transaction had occurred as of October 30, 1995. See "Pro Forma Statements of Operations."

(3) The Predecessor elected to be taxed as a subchapter S corporation, as a result of which all federal income taxes were paid by the stockholders. Upon completion of the acquisition of AB Plastics, the Company terminated such subchapter S corporation election.

(4) Assumes that stock options and warrants to purchase an aggregate of 1,560,000 shares of Common Stock, had been exercised as of the end of such period. See Note 1 of Notes to Financial Statements for an explanation of the basis used to calculate net income per share.

(5) Supplemental pro forma net income per share is based on the number of shares of Common Stock used in the calculation of net income per share plus the number of shares required to be sold by the Company to fund the repayment of indebtedness as set forth in "Use of Proceeds."

(6) EBITDA is earnings (net income) before interest, taxes, depreciation, amortization and other (income) expense. The Company believes that EBITDA provides useful information, widely used in the injection molding industry, because (i) due to the increased trend of consolidation in the industry, it eliminates purchase accounting treatment such as increased depreciation as a result of a write-up of fixed assets and amortization of goodwill and financing costs and (ii) it is a more accurate measure of operating cash flow to meet obligations for interest, income tax and amortization of debt before new investments in property, plant and equipment. The computation of EBITDA as presented may not be comparable to computations presented by other companies. EBITDA is a financial measure commonly used in financial analysis, but should not be construed as an alternative to net income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance.

(7) Pro forma net income reflects the Company's net income on a pro forma basis as though the Company had been subject to full federal income taxes in each of fiscal 1992, 1993, 1994, 1995 and 1996, calculated using a 40% effective tax rate.

(8) Adjusted to reflect (i) the exercise of outstanding stock options and warrants to purchase an aggregate of 1,560,000 shares of Common Stock and
    (ii) the sale by the Company of 1,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, after deduction of underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom to the repayment of approximately $9.0 million in indebtedness expected to be outstanding upon the consummation of this offering. See "Use of Proceeds," "Capitalization" and "Certain Transactions." Stockholders' equity is adjusted to reflect an anticipated extraordinary loss of $599,000 (net of applicable income tax benefit of $400,000) resulting from the write-off of deferred financing costs in connection with the repayment of such indebtedness.

                      PRO FORMA STATEMENTS OF OPERATIONS
                (in thousands, except share and per share data)

     The following pro forma statements of operations (unaudited) for the 52 weeks ended October 27, 1996, which include the 48-week period ended September 27, 1996 ("Predecessor") and the four-week period ended October 27, 1996 ("Company"), are based on the historical financial data of such companies, assuming the Company's acquisition of AB Plastics had occurred as of October 30, 1995, the beginning of the 52 weeks ended October 27, 1996. The pro forma statement of operations is not necessarily indicative of what the Company's results of operations would have been had such transaction occurred at the beginning of such period.

                                         Predecessor            Company                               As Adjusted (6)
                                      --------------------  ------------------                       -----------------
                                                               For the 4                                For the 52
                                          For the 48          Weeks Ended                               Weeks Ended
                                         Weeks Ended        October 27, 1996                          October 27, 1996
                                      September 27, 1996     (Consolidated)            Adjustments    (Consolidated)
                                      --------------------  ------------------         -------------  -----------------
Operating Data:
Sales ..............................        $36,080            $    3,265                                $   39,345
Cost of sales  .....................         32,126                 2,626                                    34,752
                                            -------            ----------                                ----------
Gross profit   .....................          3,954                   639                                     4,593
Operating expenses   ...............          1,872                   241       (4)      $     60             2,173
                                            -------            ----------       ---      --------        ----------
Operating income  ..................          2,082                   398                     (60)            2,420
Other expenses  ....................           (381)                 (118)      (1)          (495)           (1,223)
                                                                                (2)          (183)
                                                                                (3)           (46)
Net income before income taxes   ...          1,701                   280                    (784)            1,197
Income tax (expense) benefit  ......             10                  (117)      (5)          (419)             (526)
                                            -------            ----------                --------        ----------
Net income  ........................        $ 1,711            $      163                $ (1,203)       $      671
                                            =======            ==========                ========        ==========
Per Share Data:
Net income per share ...............                           $     0.05                                $     0.19
                                                               ==========                                ==========
Weighted average shares outstanding                             3,600,000                                 3,600,000

------------

(1) Adjusted to give effect to the increase in interest expense on the Sirrom loan which was obtained in connection with the acquisition.

(2) Reflects amortization expense of loan fees of the Sirrom loan.

(3) Adjusted to give effect to the reduction of interest income from officers' loans receivable which were paid off by the officers in connection with the acquisition.

(4) Reflects amortization of goodwill.

(5) Reflects deferred tax expense related to the above adjustments and conversion to subchapter C corporation status.

(6) Does not reflect an extraordinary loss of $599,000 (net of applicable income tax benefit of $400,000) resulting from the write-off of Sirrom loan fees which will occur upon the completion of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements with respect to the Company's future financial performance. These forward-looking statements are subject to various risks and uncertainties, including the factors described under "Risk Factors" and elsewhere in this Prospectus, that could cause actual results to differ materially from historical results or those currently anticipated.


Overview

     The Company is a leading contract manufacturer and assembler of custom injection-molded plastic components for computer and consumer electronics OEMs located in Southern California and Mexico. The Company supplies plastic exteriors for direct-tube televisions ranging from 13" to 35" and frames for 50" and 60" projection televisions. The Company also supplies plastic exterior and base stands for 17" computer monitors manufactured by Sony for leading PC manufacturers, such as Gateway 2000, Dell Computer, Silicon Graphics, Sun Microsystems and Digital Equipment Corporation, and, starting in August, the plastic exteriors for Sony's personal computer, known as "Vaio," in both 15" and 17" models. The Company also manufactures enclosures for electronic music keyboards.

     The Company maintains approximately 125 active molds for its customers, pursuant to which it may produce all the plastic components for a product or only select parts. During the product life cycle, components are ordered by the Company's customers to meet their just-in-time production requirements. Typical lead times range from two to four weeks. Historically, shipments of the Company's components have been higher in the second and fourth fiscal quarters as a result of increased demand for computer and consumer electronics products during the spring and year-end holiday seasons. As a result, sales may vary from period to period solely dictated by the demand for the products of the Company's customers. As product introduction and acceptance are not determined in advance, OEM customers generally allocate molds for new components to their suppliers, such as the Company, before they know actual volume purchase requirements. Traditionally, once a tool is allocated to a particular molder and is in production, it is rarely moved to a competitor. The Company is one of two principal regional suppliers to its two largest customers, Sony and Matsushita.

     For the first 35 years of its existence, substantially all of the Company's sales were made to customers located in California. In the late 1980s, many of these firms relocated to Tijuana, Mexico, primarily due to reduced labor costs. There are currently approximately 350 manufacturing plants operating in Tijuana. Four of the Company's largest customers have a total of seven plants located in Tijuana. Trends within the computer and consumer electronics industries indicate that OEMs based in the Far East (such as Japan, Taiwan and South Korea) will continue to relocate the manufacturing and engineering of products for sale in the United States, formerly manufactured in Far East facilities, to North America, in particular Tijuana.

     Sony commenced manufacturing computer monitors at its computer monitor manufacturing division in Rancho Bernardo, California in 1994. As one of two principal United States injection-molders for Sony computer monitors, the Company's monitor sales rose from $2.9 million in 1994 to $15.4 million in fiscal 1996. The Company expects to manufacture additional models in 1997 and 1998 to supply Sony's anticipated computer monitor growth, including anticipated public response to the Sony Vaio. In fiscal 1997, Sony transferred all of its television production and a significant portion of its computer monitor production from its Rancho Bernardo, California facility to its Tijuana, Mexico plant. When operational, the Company's new Tijuana, Mexico facility will manufacture components for computer monitors and televisions for Sony's Tijuana manufacturing and assembly plant. Because sales from this facility and all raw material purchases for use at this facility will be U.S. dollar-denominated and managed at the Company's Gardena, California executive offices, the Company does not believe that it will be significantly affected by exchange rate fluctuations in the Mexican peso relative to the U.S. dollar. The Company believes that the effects of such fluctuations will be limited to wages for local laborers and operating supplies, neither of which is expected to be material to the Company's results of operations when the new facility is operational. The Company's Gardena, California plant will continue to service Sony's Rancho Bernardo plant.

     All molds held by the Company are owned by the customer but the Company is responsible for general maintenance and safe storage during the life of the mold. Costs for maintenance of the mold are expensed as incurred. Major tool modifications are charged to the customer.

     Prices are quoted based on component drawings provided by customers with estimates of part weight, resin costs, machine requirements and parts produced per hour (cycle time). Most component prices are negotiated after initial production runs, and weight and cycle times are verified. The Company charges its customers a fixed price for each component it manufactures, which components may consist of single or multiple parts. Negotiated prices include the cost of thermoplastic resins, packaging, other materials and parts, labor and overhead. Although thermoplastic resins have historically accounted for at least 80% of its raw material costs, the Company does not believe that its results of operations are subject to the risk of fluctuations in resin prices, since the Company's arrangements with most of its customers provide that price changes in such resins are passed through to the customer by changes in the component prices charged by the Company. In addition, each of Sony, Matsushita and Hitachi negotiate separate supply agreements with thermoplastic resin producers which deliver such resins to the Company for use in their products. During periods of rising resin prices, sales revenues tend to increase for the same number of units while gross profit margin remains unchanged, but gross profit margin as a percentage of sales decreases. The reverse tends to be true in periods of declining resin prices. In fiscal 1995, resin prices increased by 20% over 1994 prices, resulting in $4.0 million of sales inflation. Resin prices declined over 18% in fiscal 1996 and have been relatively stable the first half of fiscal 1997. As customers generally seek price reductions during the product life cycle, the Company's ability to improve operating performance is generally dependent on increasing manufacturing efficiency through improved process control, increased automation, engineering changes to molds and reduced operating and labor expenses.

Results of Operations

     26 Weeks ended April 27, 1997 Compared to 26 Weeks ended April 28, 1996

     The Company's net sales for the 26 weeks ended April 27, 1997 were $20.2 million, an increase of $800,000, or 4.1%, from $19.4 million for the 26 weeks ended April 28, 1996. For the 26 weeks ended April 27, 1997, net sales were comprised of $9.7 million in computer monitor component sales, $8.4 million in television component sales and $1.8 million in electronic music keyboard component sales, and other component sales of approximately $280,000.


     Television component sales decreased $1.3 million, or 13.4%, from sales of $9.7 million for the 26 weeks ended April 28, 1996. This decrease was due to a decrease in orders from Matsushita of $3.0 million (due to a periodic increase in Matsushita's use of its internal capacity), which was partially offset by an increase in orders from Sony of $1.6 million. The Company believes that, based on current and expected purchase orders, annual sales to Matsushita are not likely to return to fiscal 1996 levels in the foreseeable future. See "Business -- Customers." Computer monitor component sales increased $2.5 million, or 34.7%, from sales of $7.2 million for the 26 weeks ended April 28, 1996. This increase was principally due to an increase in orders from Sony of approximately $1.8 million, and an increase in orders from a smaller customer of approximately $682,000. Electronic music keyboard component sales increased approximately $112,000, or 6.6%, from sales of $1.7 million for the 26 weeks ended April 28, 1996. This increase was the result of an increase in orders from Casio. During this time resin prices decreased and were passed on to the customers in the form of lower prices.


     The Company's gross profit for the 26 weeks ended April 27, 1997 was $3.8 million, or 19.0% of net sales, compared to $2.1 million, or 10.7% of net sales, for the 26 weeks ended April 28, 1996. This increase was principally due to productivity improvements through a 20% reduction in the Company's workforce and tighter controls on operating expenses. The Company does not currently anticipate that productivity improvements will continue at this level in the future.

     The Company's selling and administrative ("SGA") expenses for the 26 weeks ended April 27, 1997 were $1.5 million, or 7.2% of net sales, compared to $1.0 million, or 5.3% of net sales, for the 26 weeks ended April 28, 1996. These expenses consisted of increased administrative expenses and incentive compensation accruals.

     The Company's net interest expense for the 26 weeks ended April 27, 1997 was $451,000, or 2.2% of net sales, compared to $226,000, or 1.3% of net sales, for the 26 weeks ended April 28, 1996. The increase in interest expense is due to the increase in long-term debt related to the acquisition of AB Plastics by the Company in September 1996.

     The Company's net income tax expense for the 26 weeks ended April 27, 1997 was $764,000, or 3.8% of net sales, compared to $12,000 for the 26 weeks ended April 28, 1996. Prior to the acquisition of AB Plastics by the Company in September 1996, the Company made an election to be taxed under the provisions of subchapter S of the Internal Revenue Code of 1986, as amended. Under these provisions, the Company did not pay federal corporate income taxes on its taxable income and only paid 1.5% state income taxes. Instead, the stockholders were liable for individual federal and state income taxes on their respective shares of the Company's taxable income. Subsequent to the date of acquisition, the Company terminated its subchapter S corporation election and elected to be governed by the provisions under subchapter C of the Internal Revenue Code. Under these provisions, the Company is liable for federal and state income taxes on its taxable income.

     Period from October 30, 1995 to September 27, 1996 and 52 Weeks ended October 27, 1996 (Pro forma) Compared to Fiscal Year ended October 29, 1995

     The discussion in this section generally compares the Company's actual results for the fiscal year ended October 29, 1995, with (i) the results of the Company's Predecessor for the period from October 30, 1995 to September 27, 1996 and (ii) the combined results of the Predecessor and the Company for the fiscal year ended October 27, 1996.

     The Company's net sales for the period from October 30, 1995 to September 27, 1996 were $36.1 million, a decrease of $6.7 million, or 15.5%, from $42.7 million in the fiscal year ended October 29, 1995 (the "1995 fiscal year"). Sales for the 52 weeks ended October 27, 1996 (pro forma) were $39.3 million, a decrease of $3.3 million, or 7.7%, from the 1995 fiscal year. For the period from October 30, 1995 to September 27, 1996 net sales were comprised of $17.5 million in television component sales, $14.4 million in computer monitor component sales, $3.0 million in electronic music keyboard component sales, and other component sales of $1.1 million. For the 52 weeks ended October 27, 1996 (pro forma), sales were comprised of $19.5 million in television component sales, $15.6 million in computer monitor sales and $3.3 million in electronic music keyboard components.

     Television component sales for the period from October 30, 1995 to September 27, 1996 decreased $6.6 million, or 27.4%, from 1995 fiscal year sales of $24.1 million. Of the decrease, $2.0 million is attributed to the shorter period comparison. Television component sales for the 52 weeks ended October 27, 1996 (pro forma) decreased $4.6 million, or 19.1%, from 1995 fiscal year sales. This decrease, on a 52 week comparison basis, was due to a decrease in orders from Sony of $3.9 million and a decrease in orders from Hitachi of $1.7 million, slightly offset by an increase in orders from Matsushita of approximately $800,000.

     Computer monitor component sales for the period from October 30, 1995 to September 27, 1996 increased $3.2 million, or 28.6%, from 1995 fiscal year sales of $11.2 million. Computer monitor component sales for the 52 weeks ended October 27, 1996 (pro forma) increased $4.3 million, or 38.3%, from 1995 fiscal year sales. This increase was due to an increase in orders from Sony of $4.1 million and an increase from a smaller customer of approximately $179,000.

     Electronic music keyboard component sales for the period from October 30, 1995 to September 27, 1996 decreased $3.2 million, or 51.6%, from 1995 fiscal year sales of $6.2 million. Of this decrease, $300,000 is attributed to the shorter period comparison. Sales for the 52 weeks ended October 27, 1996 (pro forma) decreased $2.9 million, or 46.7%, from the 1995 fiscal year. This decrease was the result of a decrease in orders from Casio. In addition, during this time, resin prices decreased and were passed on to the customer in the form of lower prices.


     The Company's gross profit for the period from October 30, 1995 to September 27, 1996 was $4.0 million, or 11.0% of sales, compared to $3.7 million, or 8.7% of net sales, for the 1995 fiscal year. The Company's gross profit for the 52 weeks ended October 27, 1996 (pro forma) was $4.6 million, or 11.7% of sales. This increase in profitability was principally due to productivity improvements through a 20% reduction in its workforce and tighter controls on operating expenses. The Company does not currently anticipate that productivity improvements will continue at this level in the future. These improvements were offset by a one-time write-off and revaluation of certain assets including $458,000 of inventory, $159,000 of disputed accounts receivable which the Company decided not to pursue, and $80,000 of licensing fees related to a discontinued product. These adjustments were recorded in the period from October 30, 1995 to September 27, 1996.


     The Company's SGA expenses for the period from October 30, 1995 to September 27, 1996 were $1.9 million, or 5.2% of sales, compared to $1.7 million, or 3.9% of sales for the 1995 fiscal year. The increase in expenses were related to consulting and other professional services engaged to evaluate and improve the operating performance of the Company, additional administrative expenses relating to the sale of AB Plastics, and a change in accounting policy which the Company will accrue in current year fees for its year-end audit. For the 52 weeks ended October 27, 1996 (pro forma), in addition to the above discussion, the Company began to record amortization of goodwill.

     The Company's net interest expense for the period from October 30, 1995 to September 27, 1996 was $386,000, or 1.1% of sales, compared with $375,000, or 0.9% of sales, for the 1995 fiscal year. The increase was due to an increase in borrowings by the Company. See "-- Liquidity and Capital Resources."

     The Company's income tax expense was immaterial in the historical periods reflecting the Predecessor's election of subchapter S status. On a going forward basis, the Company will file consolidated tax returns under subchapter C of the Internal Revenue Code.

     Four Weeks ended October 27, 1996

     The Company's net sales for the four weeks ended October 27, 1996 were $3.3 million, consisting of $1.8 million of television component sales, $1.1 million of computer monitor component sales, and $300,000 of electronic music keyboard component sales.

     The Company's gross profit for the four weeks ended October 27, 1996 was $639,000, or 19.3% of net sales. This increase in gross profit as a percentage of net sales compared to the periods from October 30, 1995 to September 27, 1996 and the 52 weeks ended October 27, 1996 (pro forma), was principally due to a continuation of productivity improvements and tighter controls on operating expenses under a program instituted earlier in 1996, and, as noted, the Company had recorded in such earlier periods a one-time offsetting write-off and revaluation of certain assets totaling $697,000. The Company believes that these productivity improvements have reduced the Company's manufacturing costs, resulting in higher gross profit percentages, and the Company believes such costs are expected to continue at comparable levels on an ongoing basis. With the integration of the Company's new manufacturing facility in Mexico, these percentages may be adversely affected in the future to the extent that the Company does not fully utilize its increased manufacturing capacity. See "Risk Factors - Integration of New Manufacturing Facility."

     The Company's SGA expenses for the four weeks ended October 27, 1996 were $241,000. Interest expense during this period was $99,000, a substantial portion of which was attributable to debt related to the acquisition.

     The Company's income tax expense for the four weeks ended October 27, 1996 was $117,000, reflecting the Company's change in tax status to subchapter C of the Internal Revenue Code.

     Fiscal Year ended October 29, 1995 Compared to Fiscal Year ended October 30, 1994

     The Company's net sales for the 1995 fiscal year were $42.7 million, an increase of $8.7 million, or 25.5%, from $34.0 million in the fiscal year ended October 30, 1994 (the "1994 fiscal year"). For the 1995 fiscal year, net sales were comprised of $24.1 million in television component sales, $11.2 million in computer monitor component sales, and $6.2 million in electronic keyboard component sales, and other component sales of $1.2 million.

     Television component sales in the 1995 fiscal year decreased $1.5 million, or 5.9%, from 1994 fiscal year sales of $25.6 million. This decrease was due to a reduction in orders from Sony of $2.9 million, offset by increases from both Matsushita of approximately $756,000 and Hitachi of approximately $591,000. Computer monitor component sales in the 1995 fiscal year increased $8.4 million, or 290%, from 1994 fiscal year sales of $2.9 million. This increase was due to the growth of Sony's computer monitor business in Rancho Bernardo, California and resin price increases which were passed on to customers in terms of higher prices. Electronic music keyboard component sales increased $2.6 million, or 70.2%, from 1994 fiscal year sales of $3.7 million. This increase was the result of market demand for Casio's keyboard products.

     The Company's gross profit for the 1995 fiscal year was $3.7 million, or 8.7% of net sales, compared to $3.3 million, or 9.8% of net sales, for the 1994 fiscal year. This increase in gross profit was principally due to higher revenue. The decrease in gross profit as a percentage of sales was due to higher resin prices.

     The Company's SGA expenses for the 1995 fiscal year were $1.7 million, or 3.9% of net sales, compared to $1.7 million, or 5.0% of net sales, for the 1994 fiscal year. The decrease in expense as a percentage of sales was due solely to the increase in revenue.

     The Company's net interest expense for the 1995 fiscal year was $375,000, or 0.9% of net sales, compared to $225,000, or 0.6% of net sales, for the 1994 fiscal year.

     The Company's other income for the 1995 fiscal year was $70,000, or 0.2% of net sales, compared to income of $218,000, or 0.6% of net sales, for the 1994 fiscal year. Other income consisted mainly of workers' compensation and other insurance rebates.

     The Company's income tax expense for the 1995 fiscal year was approximately $26,000, or 0.1% of net sales, compared to approximately $48,000, or 0.1% of net sales, for the 1994 fiscal year.


Liquidity and Capital Resources

     As of April 27, 1997, the Company had working capital of $3.0 million compared to $4.7 million at the end of the 1996 fiscal year. The reduction was attributable to improved collection of accounts receivable and increased trade payables and accrued wages and benefits. The Company used such funds to pay down its revolving line of credit, which is classified as a long-term liability. The Company's available borrowings under its revolving line of credit were $4.1 million at April 27, 1997.

     Net cash provided by operating activities for the 26 weeks ended April 27, 1997 was approximately $3.5 million, compared to $1.9 million for the 26 weeks ended April 28, 1996. The difference between the Company's net income of $1.2 million and operating cash flow of $3.4 million was attributable to $600,000 in depreciation and amortization, reduction in accounts receivable of $2.3 million, an increase in accounts payable of $600,000, less an increase in inventory of $1.1 million.

     Net cash used in investing activities for the 26 weeks ended April 27, 1997 was $449,000, compared to $700,000 for the 26 weeks ended April 28, 1996. Cash flow for the 26 weeks ended April 27, 1997 reflects the capital expenditures incurred in connection with the Company's routine replacement of manufacturing and support equipment and leasehold improvements related to expansion of its administrative offices.

     Net cash used for financing activities for the 26 weeks ended April 27, 1997 was $3.0 million, compared to $2.2 million used for the 26 weeks ended April 28, 1996. This reflects approximately $2.9 million in payments to reduce the Company's outstanding line of credit borrowings and approximately $162,000 in principal payments related to equipment lease obligations during the 26 weeks ended April 27, 1997. The Company also entered into $396,000 in capitalized leases at such time relating to the addition of two molding machines.

     AB Plastics is party to a loan agreement with Sumitomo, which includes (a) a revolving line of credit facility (the "Revolver"), available through July 31, 2001, with a maximum borrowing limit equal to the lesser of $10.0 million or the sum of (i) 85% of AB Plastics' eligible accounts receivable, plus (ii) 50% of AB Plastics' eligible inventory, plus (iii) a supplemental amount of $5.2 million (reducing at the rate of $100,000 per month commencing June 30, 1997), and (b) an equipment line of credit (the "Equipment Line"), available through October 31, 1997, in an aggregate principal amount of up to $2.0 million to be utilized for the purchase of equip-ment. The loans under the Sumitomo loan agreement are secured by a first priority lien and security interest on substantially all of the assets of AB Plastics, and by a guaranty of the Company which is secured by a pledge of all of the outstanding capital stock of AB Plastics. The loans bear interest at prime rate plus 0.50% per annum (or, at AB Plastics' option, at short-term LIBOR plus 2.75% per annum) with respect to the Revolver, and at prime rate (through October 31, 1997) and prime rate plus 0.25% per annum (from and after November 1, 1997) under the Equipment Line. Advances under the Revolver are repayable in full on July 31, 2001, and advances under the Equipment Line as of October 31, 1997 are repayable in 48 equal monthly payments from December 1, 1997 through November 1, 2001. It is contemplated that approximately $5.0 million in principal amount of loans will be outstanding under the Revolver upon the consummation of this offering. Pending the use of the net proceeds of this offering for its facilities, the Company intends to use approximately $5.0 million of the net proceeds of this offering for the reduction of the outstanding loans under the Revolver. See "Use of Proceeds."

     The Company and AB Plastics are co-borrowers under a subordinated loan agreement with Sirrom, pursuant to which the Company and AB Plastics borrowed from Sirrom a subordinated term loan in the original principal amount of $4.0 million, bearing interest at the rate of 13.5% per annum, and secured by a lien and security interest on substantially all of the assets of AB Plastics and a pledge of all of the outstanding capital stock of AB Plastics. The Sirrom loan and the liens, security interests and pledge securing the Sirrom loan are subordinated to the Sumitomo loans and the liens, security interests and pledge securing the Sumitomo loans. The interest on the Sirrom loan is payable in monthly installments of $45,000 through September 2001, when the then outstanding principal amount matures, subject to certain mandatory prepayments out of excess cash flow (if any) achieved in the calendar years 1998, 1999 and 2000. As of July 21, 1997, the outstanding principal balance of the Sirrom loan was $4.0 million. The Company intends to use a portion of the net proceeds of this offering to repay the Sirrom loan in full. See "Use of Proceeds."

     In May 1997, AB Plastics borrowed the sum of $1.0 million from Transamerica Business Credit Corporation ("Transamerica"). Of such $1.0 million, approximately $535,000 was utilized to pay in full the remaining outstanding balances of certain capitalized leases, and the remaining $465,000 was retained by AB Plastics with the intent of utilizing such funds to acquire equipment for the new Tijuana, Mexico facility. The loan from Transamerica bears interest at the rate of 10.03% per annum, is repayable in 60 equal monthly installments of combined principal and interest payable monthly through May 2002, and is secured by a lien on the equipment acquired under the refinanced capitalized leases and by a guaranty of the Company. In July 1997, the Company entered into an additional $310,000 in capitalized lease obligations and received $468,000 in proceeds from its equipment line of credit.

     The contemplated repayment of approximately $9.0 million of the Company's existing indebtedness with the net proceeds of this offering is expected to significantly improve the Company's liquidity by reducing both the Company's interest expense and the principal amount of indebtedness required to be repaid by the Company in the future. The Company believes that, subsequent to this offering and such repayments, funds generated from operations and expected borrowing availability under the Company's revolving line of credit will be sufficient to satisfy the Company's working capital requirements.


Capital Expenditures

     At April 27, 1997, the Company's commitments for capital expenditures totaled approximately $2.7 million related primarily to equipment for its new Tijuana, Mexico manufacturing facility. The Company also expects to spend an additional $3.7 million on equipment and improvements on such facility. The Company intends to finance these expenditures through separate lending arrangements, as well as a portion of the net proceeds of this offering. The Company expects to spend approximately $5.1 million to purchase the land and buildings at its Gardena, California manufacturing facility and construct an additional 75,000 square foot warehouse and distribution facility to replace an off-site leased facility of roughly equivalent size. The Company intends to pay for the purchase of the Gardena, California property by borrowing approximately $3.5 million under a conventional mortgage loan, with the balance to be funded from a portion of the net proceeds of this offering.


Recent Accounting Pronouncements

     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company intends to continue to account for its stock-based compensation plans in accordance with the provisions of APB 25.

                                   BUSINESS


Overview


     The Company believes that it is one of the leading contract manufacturers and assemblers of custom injection-molded plastic components in the western United States based on 1996 sales. The Company manufactures the plastic exteriors of computer monitors, televisions, electronic music keyboards and other consumer electronics equipment. In addition to injection-molded components, the Company offers a broad range of "value-added" services, including painting, decorating and assembly. A significant percentage of the Company's components are manufactured using gas-assist molding technology which reduces material usage and permits the molding of lighter and stronger parts. The Company believes its technical and manufacturing capabilities to produce large injection-molded plastic components on both a "just-in-time" basis and in production volumes with low reject rates provides a significant competitive advantage.


     The Company's two major OEM customers are Sony, through its computer monitor and television manufacturing divisions, and Matsushita, through its Panasonic and Quasar brands. Sales to these customers represented approximately 66.5% and 18.0%, respectively, of the Company's total sales for the fiscal year ended October 27, 1996. Of sales to Sony, computer monitor components accounted for approximately 39.1% and television components accounted for approximately 27.4% of the Company's total sales during the fiscal year ended October 27, 1996. The Company has been an uninterrupted supplier of custom injection-molded components to Sony since 1972, to Matsushita since 1983 and to virtually all of its other customers for at least seven years. To improve its ability to support major customers, in addition to its current manufacturing facility in Gardena, California, the Company is currently completing a new "build-to-suit" manufacturing facility in Tijuana, Mexico. This new facility has been logistically located near many of its customers' manufacturing plants in Mexico and is expected to add significant manufacturing capacity by September 1997. Management believes that this facility will enable the Company to capitalize on demand from new and existing customers which have relocated their manufacturing operations from the Far East and the United States to Mexico in recent years due to lower labor and transportation costs. Closer proximity to its major customers will allow the Company to be more efficient in delivering 15 to 20 daily truckloads of components to its customers' production facilities and eliminate time-consuming border crossings.

Industry Overview and Trends

     Custom injection-molded plastic components are essential in virtually all computer monitors, televisions, electronic music keyboards and other consumer electronic products that require an enclosure or cabinet. The continuing development and refinement of these products by OEMs has created a strong demand for injection-molded plastic components for new and replacement sales of these products. According to Stanford Resources' Monitrak Quarterly Report, United States sales of computer monitors, the Company's major market, rose to approximately 21.7 million units in 1996, representing an increase of 61.9% from sales of approximately 13.4 million units in 1994. As computer monitors are built to incorporate more features of a television, videocassette recorder, videophone and gameplayer, and with the anticipated introduction of cable-ready monitors, cable modems, ISDN and 3-D graphics applications, the Company believes that these technological advancements will spur continued growth in the computer monitor market. In addition, according to the Consumer Electronics Manufacturers Association ("CEMA"), United States direct-view color television sales were approximately 22.1 million units in 1996 and, since 1991, sales have exceeded 20 million units per year. The Company believes that the anticipated availability of digital broadcasting, Internet access, HDTV and flat panel displays has the potential to increase significantly television sales over the next ten years.


     Injection-molded plastic components are used in a wide variety of industries, including automotive, telecommunications, computer, consumer electronics, medical and packaging. Based on information provided in Plastic News, a leading industry publication, sales of the top 100 North American plastic injection-molders were approximately $11.3 billion in 1994, $12.5 billion in 1995 and $14.4 billion in 1996, reflecting a 12.9% industry-wide average annual growth rate. The Company was ranked by sales in 1996 as the 96th largest plastic injection molder in North America, the 9th largest plastic injection molder in the western United States (comprised of the states of California, Arizona, Oregon and Washington), and one of the three largest custom plastic injection molders in Southern California. In addition, according to CIT's Sixth Annual Plastics Industry Outlook 1997-1999, the electronics industry, which has itself been experiencing significant growth in recent years, is expected to increase its plastic consumption the most rapidly of all other industries through 1999.

     Management believes that the Company is well positioned to take advantage of the following trends in the injection-molded plastic industry:

     Continued Demand for Plastic Components. In recent years, OEMs have focused their efforts on developing and employing lower-cost and lighter materials, such as plastic, in the design of components for televisions, electronic and computer products. Plastic provides OEMs with a number of design advantages over metal, including increased design flexibility and aesthetic appeal and resistance to corrosion. Substituting plastic for metal can also reduce manufacturing costs by eliminating machining costs, reducing painting costs, facilitating assembly, minimizing tooling costs and reducing the number of parts used in a particular product. The continued growth of high performance engineered plastics and the ability of resin suppliers to deliver resins with specific properties, such as high-impact strength and flame retardancy, will allow a more diverse range of plastics applications. The Company believes that while the majority of opportunities for converting metal into plastic have already occurred in computer and television exterior applications, there are significant growth opportunities in the use of plastic in computer base stands and business equipment that require electromagnetic and radio frequency interference shielding.

     Further Outsourcing by OEMs. Since the early 1990s, OEMs have purchased an increasingly larger share of their total injection-molded plastic requirements from independent manufacturers. Management believes that this trend toward greater outsourcing is driven by increasingly sophisticated engineering and manufacturing requirements and the substantial capital investment required to manufacture injection-molded plastic. In addition, this trend in outsourcing of injection-molded plastic requirements is part of another trend among OEMs toward outsourcing manufacturing services to those suppliers which accept significant responsibility for product management and meet strict standards for product quality, on-time delivery and manufacturing costs.

     Increased Demand for Just-in-Time Deliveries. Because production delays resulting from undelivered or late production orders can have severe consequences and stockpiling of inventory entails significant carrying costs, OEMs are increasingly asking for the assistance of component manufacturers with the management of their inventories by providing just-in-time delivery to avoid temporary inventory shortages and unnecessary carrying costs.

     Consolidation of Industry. The number of North American injection-molded plastic manufacturers has decreased from the late 1970s due to significant mergers and acquisitions activity. The Company believes that this consolidation is primarily due to the substantial capital investment and the engineering and manufacturing expertise required to remain technologically competitive and thereby meet customer specifications for injection-molded plastic, as well as national and global relationships with customers and price competition in the injection-molded plastic market.


Growth Strategy

     The Company's goal is to be a dominant supplier of injection-molded plastic components to the increasing number of computer monitor and television OEMs' plants located in Southern California and Tijuana, Mexico. Management believes that the commencement of digital broadcasting in the television industry in the United States, starting in 1998, will create a demand for new HDTV and flat panel displays as consumers replace obsolete television sets unable to receive digital braodcasting with HDTV quality. According to CEMA, at least 20 million television sets have been sold each year since 1991 and 380 million television sets have been sold since 1974 in the United States.

     The key elements of the Company's growth strategy include the following:

     Continue to Expand Computer Monitor and Television Component Business. The Company will seek to expand its computer monitor component business through the continuation of the overall growth of the Company's computer monitor sales to Sony, which have grown from $2.9 million in fiscal 1994 to $15.4 million in fiscal 1996, a 431% increase. The Company will continue to support not only Sony's private label programs on behalf of leading computer hardware companies such as Gateway 2000, Dell Computer, Silicon Graphics, Sun Microsystems and Digital Equipment Corporation, but also Sony's personal computer, known as Vaio, beginning in July 1997. In addition, the Company's recent marketing strategy includes targeting sales to other computer monitor and television OEMs doing business in Tijuana, Mexico.

     Acquire Complementary Businesses. The Company believes that the acquisition of manufacturers of injection-molded plastics products will enable the Company to diversify its customer base, technical capabilities and geographic areas served, capitalize on consolidation opportunities in its fragmented market and on OEMs' desire to outsource their supply requirements, reduce the number of suppliers used and use only those suppliers who can provide a broad range of products and services. Accordingly, the Company regularly reviews acquisition prospects that would augment or complement the Company's existing operations or otherwise offer significant growth opportunities. At the present time, while the Company has held exploratory discussions with several potential acquisition candidates, the Company does not have any arrangement or agreement with respect to any acquisition transactions.


     Capitalize on Customer Demand in Tijuana Market. The Company intends to lease and purchase equipment for a newly-constructed "build-to-suit" manufacturing facility in Tijuana, Mexico, adjacent to its largest customer's manufacturing facilities. Management believes the new facility will increase existing manufacturing space by 50% and house initially 12 molding machines with the potential to house 33 to 35 molding machines. The Company believes that the new facility will begin to add significant manufacturing capacity by September 1997, thereby enabling the Company to capitalize on current demand from existing customers and to attract new customers located in Tijuana, Mexico. The Company's strategic focus will continue to be on niche markets, such as computer monitors and televisions, as well as other business equipment and telecommunications.

     Pursue Long-Term Relationships with New Customers. The Company intends to continue to develop long-term alliances with new and existing customers in the computer and consumer electronics industries. The Company seeks to establish and maintain long-term relationships by providing total manufacturing solutions for new and proposed products, just-in-time delivery services and strong engineering support, including design for manufacturability analyses that assist customers in the tool design phase of the development process. The Company believes that frequent interaction with its customers in the tool design phase of their product development process allows the Company to anticipate the customers' future technological requirements, prepare the appropriate manufacturing infrastructure and develop long-term relationships across a number of products and through multiple product models.

     Continue Commitment to Quality and Service. The Company strives to ensure the highest levels of quality control in all phases of its operations, primarily through continuous improvement of its engineering capabilities, manufacturing processes and quality assurance systems. The Company believes that its strategy of investing in real-time computer process and quality systems provides improved management controls which maximize scheduling flexibility and increase product throughput and yields. The Company is currently in the process of ISO 9002 certification.


Products and Services

     The Company manufactures and assembles custom injection-molded plastic components. These components consist primarily of the entire plastic exteriors of computer monitors, televisions, electronic music keyboards and other consumer electronics equipment. The Company also offers a broad range of value-added services, including painting, decorating and assembly. The Company's three primary lines of components are as follows:

     Computer Monitor Components. The Company focuses on the production of computer monitor components which require the molding and assembly of multiple parts. Computer monitor components manufactured by the Company include the front (or "bezel") assembly, the rear cover and the base stand. The bezel assembly consists of the bezel frame, door latch, light pipe, logo badge and pad printing. The Company manufactures these components pursuant to the strict color, cosmetic and dimensional specifications of its customers and assembles the parts on automated production lines. At the present time, the Company manufactures computer monitor components only for Sony. Sony manufactures computer monitors for private label programs on behalf of leading computer hardware companies such as Gateway 2000, Dell Computer, Silicon Graphics, Sun Microsystems and Digital Equipment Corporation. Sony began manufacturing computer monitors at its computer manufacturing division in Rancho Bernardo, California in 1994, and sales to such division have grown from $2.9 million in the fiscal year ended October 30, 1994 to $15.4 million for the fiscal year ended October 27, 1996. The Company has been selected to manufacture computer monitor components beginning in July 1997 for Sony's personal computer, known as Vaio. The Vaio computer was introduced in April 1996, in the United States. Computer monitor components represented approximately 44.5% and 39.1% of the Company's product sales for the 26 weeks ended April 27, 1997 and the fiscal year ended October 27, 1996, respectively.


     Television Components. Television components include the bezel and the rear cover. For projection televisions, the Company also manufactures the exterior frame housing the projection screen. All bezels are pad printed to include the logo and the operating instructions. Historically, the Company's largest customers for its television components have been Sony, Matsushita (Panasonic and Quasar brands) and Hitachi. Television components represented approximately 40.8% and 49.0% of the Company's product sales for the 26 weeks ended April 27, 1997 and the fiscal year ended October 27, 1996, respectively.


     Electronic Music Keyboards and Other Consumer Electronics Components. The Company manufactures a variety of consumer electronics components, such as the top and bottom covers for electronic music keyboards, and storage containers for various consumer products. As part of this process, electronic music keyboards are manufactured for Casio using a specialized thermal transfer process, which automatically prints the whole surface display of logos and instructions in a single step. Electronic music keyboards and other consumer electronics components represented approximately 14.8% and 11.9% of the Company's product sales for the 26 weeks ended April 27, 1997 and the fiscal year ended October 27, 1996, respectively.


     Value-Added Services. In addition to injection-molded plastic components, the Company offers a broad range of value-added services including painting, finishing and assembly services. These services include solvent and waterborne painting, electromagnetic and radio frequency interference shielding, hot stamping, pad printing, silkscreening, solvent bonding, impulse welding, ultrasonic welding and insertion, and heat staking. See "-- Manufacturing."


     The Company provides design and engineering assistance in the early stages of product development, thus assuring that tooling, process and assembly considerations achieve reproducible, high-quality and cost effective products. The Company evaluates customer designs for manufacturability and, when appropriate, recommends design changes to reduce manufacturing costs or lead times or to increase manufacturing yields and the quality of finished components. The Company believes that by offering this range of services it has established a "partnership" relationship with its customers.


     The Company assists its customers by reducing their inventories through just-in-time deliveries in which finished components are inspected at the Company's facilities to conform to a pre-approved quality plan and shipped directly to the customer for use in its manufacturing process without the need for incoming inspection at the customer's facility.


Customers


     The Company's principal customers are Sony, Matsushita, Casio and Hitachi, for which it supplies components for computer monitors, televisions and other consumer electronics equipment. The Company has focused its marketing efforts on maintaining long-term relationships with its existing OEM customers while pursuing new customers in the computer and consumer electronics industries.

     Historical sales of the Company by principal customer are set forth in the table below (dollars in thousands):



                                                     52 Weeks Ended
                                                    October 27, 1996          26 Weeks Ended           26 Weeks Ended
                                                      (pro forma)             April 28, 1996           April 27, 1997
                                                 ----------------------   ----------------------   ----------------------
                 Customer                        Amount         %         Amount         %         Amount         %
----------------------------------------------   ---------   ----------   ---------   ----------   ---------   ----------
Sony -- Computer manufacturing division          $15,373        39.1%     $ 7,174        37.0%     $ 8,999        44.5%
Sony -- Television manufacturing division .       10,773        27.4        4,081        21.0        5,679        28.1
Matsushita -- Panasonic and Quasar   .........     7,093        18.0        4,918        25.3        1,954         9.7
Others .......................................     6,106        15.5        3,237        16.7        3,612        17.8
                                                 --------     ------      --------     ------      --------     ------
   Total sales  ..............................   $39,345       100.0%     $19,410       100.0%     $20,244       100.0%
                                                 ========     ======      ========     ======      ========     ======

     The Company's customers typically have relationships with a limited number of injection molders, and allocate the molding of individual components or parts to one of their molders. In the Company's experience, purchase orders will be placed with the same molder for a particular component or part generally for three-month periods, but typically the order will remain in place until the component is redesigned or eliminated in a model change. Customers generally provide the Company with periodic forecasts for their requirements, which are updated regularly. Customers give the Company non-cancellable releases from their purchase orders based on two to four week lead times and, therefore, the Company does not have a significant amount of backlog orders. In the event a customer were to cancel a purchase order prior to release, the customer would be typically obligated to reimburse the Company only for raw materials purchased and finished goods, if any, made in reliance of the purchase order. Except for Sony and Matsushita, no other single customer accounted for more than 10% of the Company's sales during the fiscal year ended October 27, 1996 and the 26 weeks ended April 27, 1997.

     Prices are quoted based on component drawings provided by customers with estimates of part weight, resin costs, machine requirements and parts produced per hour (cycle time). Most component prices are negotiated after initial production runs, and weight and cycle times are verified. The Company charges its customers a fixed price for each component it manufactures, which components may consist of single or multiple parts. Negotiated prices include the cost of thermoplastic resins, packaging, other materials and parts, labor and overhead. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." As customers generally seek price reductions during the product life cycle, the Company's ability to improve operating performance is generally dependent on increasing manufacturing efficiency through improved process control, increased automation, engineering changes to molds and reduced operating and labor expenses. In all cases, the Company's customer specifies the resin type and supplier desired. See "-- Raw Materials and Supplies."

     The Company has been selected as a supplier of a variety of injection-molded plastic components. The following table presents an overview of the major products for which the Company currently produces components for its OEM customers:



             Customer                   Product
-------------------------------------   ------------------------------------
       Sony  ........................   Computer monitors:
                                        Private label programs--
                                         Gateway 2000
                                         Dell Computer
                                         Silicon Graphics
                                         Sun Microsystems
                                         Digital Equipment Corporation
                                        Vaio brand (beginning in July 1997)
       Sony  ........................   Television monitors
                                        13" to 32" models
       Matsushita (Panasonic)  ......   Television monitors
                                        13" to 61" models
       Matsushita (Quasar)  .........   Television monitors
                                        20" to 32" models
       Hitachi  .....................   Television monitors
                                        27" to 60" models
       Casio ........................   Electronic music keyboards

     Sony has been a customer for 25 years, Matsushita has been a customer for 14 years, and Hitachi and Casio have been customers for more than seven years. The Company believes that, as it adds new customers and completes acquisitions of complementary businesses, it will diversify its customer base and reduce its dependence on these major customers. The Company anticipates, however, that a significant portion of its sales, by virtue of the markets it serves, will continue to be concentrated in a small number of customers.


     As reflected in the first customer table above, in the first half of the Company's 1997 fiscal year, the Company experienced a decline in sales to Matsushita. This decrease in sales was attributable in part to Matsushita's periodic use of internal capacity at its molding facility in Tijuana, Mexico. The Company's rate of sales to Matsushita has increased during the second half of the 1997 fiscal year to date (approaching on an annualized basis the rate of sales to Matsushita for the 1996 fiscal year). The Company believes, however, that based on current and expected purchase orders, annual sales to Matsushita are not likely to return to fiscal 1996 levels in the foreseeable future.



Sales


     The Company's primary sales strategy is to develop and maintain close working relationships with the engineering, procurement, quality, tooling and manufacturing departments of its customers. Sales of the Company's products to OEMs are made directly by the Company's sales and production teams. Through these teams, the Company services its OEM customers and manages its continuing programs of product design improvement and development. The Company's sales and technical teams currently consist of 14 executives and senior technical personnel.


     Since January 1996, the Company has expanded its in-house sales department to solicit new customer accounts and has hired three full-time senior sales executives, each with substantial experience in the injection-molded plastic industry. With these executives, the Company has targeted 30 prospects for new business. These prospects include computer monitor and television OEMs, as well as other business equipment and telecommunications manufacturers that require a plastic enclosure or cabinet as part of their products. The Company is actively quoting terms for new business. There can be no assurance that any such new business will be obtained.


     The Company's products are typically sold on net 30-day terms under separate purchase orders. The Company offers no formal warranty but generally adheres to a replacement policy of products with defects in materials or workmanship.


Customer Molds


     The Company maintains an in-house tooling department. In the plastics industry, the molds to make plastic parts are commonly referred to as "tools." With each new project, the Company's tooling engineers may attend an initial meeting with the OEM and contract mold maker to review drawings, specifications, timing and other information. Following the design stage, the Company may be asked to attend one or more mold trials to ensure the accuracy and completeness of the mold and mold part, record process parameters and begin assuring the capability of the process. The next milestone, the new project meeting, brings the Company's decorating and assembly, engineering, production control, quality assurance and tooling departments together to ensure that the entire project is understood throughout the organization. Once the mold is received by the Company, the mold is inspected, prepared for production and tested by the Company. Generally, sample parts are produced initially and submitted to the customer for final approval. The Company's tooling department frequently makes engineering changes to the mold. For the life of the tool, the Company is obligated to maintain it at its expense and to make major repairs at the Customer's expense. The Company's tooling department is headed by a tooling engineer and eight toolmakers. As of July 21, 1997, the Company held approximately 125 molds of its customers which are being actively used to produce injection-molded plastic components.


Manufacturing


     The Company currently conducts its molding, assembly and finishing operations at its facility in Gardena, California, which consists of approximately 100,000 square feet of manufacturing space. The Company operates 29 injection molding machines ranging in size from 60 to 1,800 tons of clamping pressure and processes more than 20 million pounds of resin per year. Since 1993, 16 of the Company's molding machines have been purchased and all other machines have been updated with electronic controls. The Company stores bulk resin in four silos with a combined capacity of approximately 400,000 pounds. The Company has an automated materials handling system that transports resin from each of the four silos to any of the 29 molding machines. The Company also stores other resin in 1,000 pound corrugated containers. The Company's finishing equipment is "state of the art" and includes 24 paint stations, a 1,265-foot overhead conveyor, infrared and gas fired drying ovens, hot stamp machines, pad printing machines, silk screen machines, ten motorized assembly lines and sonic welders.

     The Company is currently completing a new "build-to-suit" manufacturing facility in Tijuana, Mexico, which will consist of approximately 90,000 square feet of manufacturing and warehouse space and will house initially 12 injection molding machines, eight paint lines and four automated assembly lines. Of the 12 machines, five are newly-purchased and seven will be transferred from the Company's Gardena facility. The Company's facility in Tijuana is leased pursuant to a lease expiring in 2007, with a one year option and thereafter a right of first refusal to expand its manufacturing space by 50,000 square feet, with the capacity to house 33 to 35 molding machines. This new facility has been located logistically near many of its customers' Tijuana manufacturing plants and is expected to add significant manufacturing capacity by September 1997. It is expected that the Company will relocate a significant amount of its assembly operations to this facility, primarily due to the area's lower-cost labor pool and customer requirements.

     The Company employs six process engineers who utilize extensive CAD/CAM (computer-aided design/computer-aided manufacturing) capabilities to transfer design data, generate tooling processes and verify manufacturing efficiencies. As a result of the Company's use of real-time statistical quality and process controls and protective packaging, customers report that they have fewer than 500 defects in 1,000,000 units in their production lines. The Company has a fully integrated management information system which enhances its inventory control scheduling and machine efficiency. The Company implements a continuous quality improvement program to ensure that competitive advantages through cost-efficient operations are maintained. The Company is currently in the process of ISO 9002 certification.

     A significant percentage of the Company's components are manufactured using gas-assist molding technology, which is a low-pressure process that works in conjunction with injection molding. In this process, nitrogen gas is injected into the plastic exterior part to hollow out that part, which saves on material usage and creates a more cosmetically appealing part by eliminating flow marks, surface splay and warp. Using this technology, the Company is able to offer its customers the competitive advantages of (i) eliminating thicker than necessary wall sections that control the cycle time and increase part weight, (ii) allowing designers more freedom to incorporate thick and thin sections in the same part and (iii) making parts stronger by creating high strength, cored-out sections, rib patterns or box structures, all of which improve deflection or impact strength. The Company licenses, on a non-exclusive basis, the use of gas-assist molding technology from Melea Limited pursuant to a long-term license under which the Company is obligated to make its last payment of $50,000 to such licensor in May 1998. The Company has a central nitrogen generator connected to all 29 of its molding machines to efficiently utilize this technology.

     While the Company has developed proprietary techniques and manufacturing expertise for the manufacture of injection-molded plastic components, the Company has no patents for these proprietary techniques and chooses to rely on trade secret protection. The Company believes that although its proprietary techniques and expertise are subject to misappropriation or obsolescence, development of improved methods and processes and new techniques by the Company will continue on an ongoing basis as dictated by the technological needs of the business.

     Manufacturing occurs primarily on a 24 hour per day, three shift, seven day per week schedule at the Company's current manufacturing facility. The Company provides training to all of its molding, finishing and assembly personnel before they are put on the production line and on a periodic basis thereafter. The Company provides such training in accordance with ISO 9002 certification standards. The Company believes that its manufacturing work force is well-trained and is comprised of a dedicated staff of experienced personnel, approximately 40% of whom have been employees of the Company for at least ten years.

Raw Materials and Supplies


     The Company orders certain materials and supplies based on its purchase orders and seeks to minimize its inventory of other materials that are not identified for use in filling specific orders. Raw materials used in connection with the Company's components consist mainly of thermoplastic resins such as high impact, ignition resistant polystyrene and acrylonitrile-butadiene-styrene, and paint and ink, as well as corrugated cardboard packaging. Although the Company uses a select group of suppliers, the materials used in manufacturing injection-molded plastic components are generally readily available in the open market. The Company has not experienced any significant raw material shortages in the past ten years and does not anticipate raw material shortages in the foreseeable future.


     Although thermoplastic resins have historically accounted for at least 80% of its raw material costs, the Company does not believe that its results of operations are subject to the risk of fluctuations in resin prices, since the Company's arrangements with most of its customers provide that increases or decreases in the price of such resins are passed through to the customer by changes in the component prices charged by the Company. In addition, each of Sony, Matsushita and Hitachi negotiate separate supply agreements with thermoplastic resin producers which deliver such resins to the Company for use in their products.


Competition


     The injection-molded plastic industry is highly fragmented and characterized by intense competition. According to Plastic News, sales of the top 100 plastic injection-molders in North America were approximately $14.4 billion in 1996. The Company's competitive market, however, is regional due to the significant relative impact of freight costs. As a result, the Company believes that it has only six principal competitors, two of which are also located in California and five of which are already located in Tijuana, Mexico. The Company believes that none of its competitors has a dominant position in the market, although certain of the Company's competitors have substantially greater manufacturing, financial, marketing and/or other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements than the Company. The Company believes that the primary bases of competition in the market for injection-molded plastic are product quality, responsiveness to customers, delivery time, volume capabilities, advanced manufacturing technology and engineering skills and price. The Company further believes that the Company's primary competitive strengths include its ability to provide technologically advanced design and manufacturing services, to hire and retain experienced product managers and a skilled manufacturing work force, maintain superior product quality and deliver finished products on a just-in-time or scheduled lead-time basis. See "Risk Factors -- Competition."


Environmental Matters


     The Company's operations and properties are subject to a wide variety of international, federal, state and local laws and regulations, including those governing the use, storage and handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees (collectively, "Environmental Laws"). As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. The Company has taken steps to reduce the environmental risks associated with its operations and believes that it is currently in substantial compliance with applicable Environmental Laws.


     The Company is also subject to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws which impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with the release or threat of release of certain hazardous substances to the environment. Generally, liability of PRPs to the government under CERCLA is joint and several. Financial responsibility for the remediation of contaminated property or for natural resources damage can extend to properties owned by third parties. The Company believes that it is in substantial compliance with all Environmental Laws applicable to its business.

Employees

     As of July 21, 1997, the Company had approximately 379 full-time employees, of which 361 were engaged in manufacturing activities and 18 in sales, office administration and management functions. None of the employees is represented by a union and the Company believes there is an adequate pool of labor available to satisfy its foreseeable hiring needs. The Company has not experienced any labor-related work stoppage and considers its relations with employees to be good.


Facilities

     The Company maintains its principal executive offices and conducts its molding, assembly and finishing operations from two adjacent buildings in Gardena, California (approximately 15 miles south of Los Angeles), which consist of a 100,000 square foot manfacturing facility and a 20,000 square foot warehouse on eight acres of land. This facility is leased from an entity affiliated with the former owners of AB Plastics under a lease expiring in 2006 and providing for rent of $35,200 per month. See "Certain Transactions." The Company also maintains an off-site leased facility in Compton, California consisting of approximately 60,000 square feet, from which the Company's warehousing and distribution activities are conducted. The Compton facility is leased from an unaffiliated entity under a lease expiring in December 2000 and providing for rent of $19,465 per month.

     The Company has exercised its option to purchase the Gardena, California facility for $3.1 million from a partnership whose interests are held by certain members of the Adams family, who include the former principal stockholders of AB Plastics. Following the purchase, the Company intends to demolish the 20,000 square foot warehouse and construct a 75,000 square foot warehouse and distribution facility attached to the existing manufacturing facility. Construction costs for such warehouse and distribution facility are anticipated to be approximately $2.0 million, for a total capital expenditure of $5.1 million at such site. Subsequent to the completion of the warehouse construction, the Company intends to sublease the Compton warehouse. The purchase is expected to be completed prior to the consummation of this offering and, with the construction, will be financed by a mortgage and construction loan facility of $3.5 million provided by Sumitomo and the $1.6 million balance with a portion of the net proceeds of this offering. The Company expects the annual operating savings from owning this expanded facility to be approximately $900,000 (before mortgage payments and depreciation) from the elimination of rent, certain personnel and other operating expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions."

     The Company is currently completing a new "build-to-suit" manufacturing facility in Tijuana, Mexico, which will consist of approximately 90,000 square feet of manufacturing and warehouse space and will house initially 12 injection molding machines. The new facility will be leased from an unaffiliated entity under a lease which will commence upon completion of construction (estimated to be in September 1997) and expire in 2007, and which will require the payment of approximately $38,000 per month in rent. The Company also has a one-year option and thereafter a right of first refusal to expand the facility by 50,000 square feet. In addition, the Company has committed to expend approximately $6.4 million to equip the new Tijuana facility, of which approximately $2.7 million of capital expenditures have been committed as of April 27, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Expenditures."


Legal Proceedings

     The Company is not a party to any legal proceedings other than routine litigation incidental to its business, none of which is material.

                                  MANAGEMENT
Executive Officers and Directors

     The directors and executive officers of the Company and the executive officers and key employees of AB Plastics, and their ages at July 21, 1997, are as follows:

             Name                   Age                            Positions
---------------------------------   -----   -----------------------------------------------------------
  Geoffrey J.F. Gorman  .........   40      Chairman of the Board of the Company and AB Plastics
  Michael A. Gibbs   ............   61      President and Director of the Company and Chief Executive
                                             Officer of AB Plastics
  James S. Adams  ...............   68      President of AB Plastics
  G. Michael Frink   ............   47      Vice President -- Sales and Marketing of AB Plastics
  Stephen M. Adams   ............   36      Vice President -- Technology of AB Plastics
  Jawed Ghias  ..................   42      Vice President -- Manufacturing of AB Plastics
  Paul J. Iacono  ...............   36      Vice President -- Finance of the Company and AB Plastics
  Christopher H.B. Mills   ......   44      Director
  Jay M. Swanson  ...............   44      Director

     Geoffrey J.F. Gorman became the Chairman of the Board of the Company and AB Plastics in September 1996. Mr. Gorman also serves as managing partner of Private Equity Partners, L.L.C., an investment fund, which he founded in March 1996. From 1985 to June 1996, Mr. Gorman was a managing partner and shareholder of Ardshiel, Inc., an investment fund specializing in leveraged buyouts. Mr. Gorman is currently the Co-Chairman of the Board of Santa Maria Foods Corporation, a producer and distributor of Italian specialty foods, and a director of Analab, Inc., an environmental testing company. He was previously a director of Golden State Vintners, Koala Springs International, Inc., Protein Genetics, Inc. and The Swanson Company. Mr. Gorman received a B.A. from Boston University in 1979 and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College in 1985.

     Michael A. Gibbs became the President of the Company, Chief Executive Officer of AB Plastics and a director of the Company and AB Plastics in September 1996. Mr. Gibbs is also the President of Page Mill Corporation, a consulting firm which he began in 1971. Mr. Gibbs has been involved since 1991 as an advisor and principal in the identification, evaluation, acquisition and operation of companies in the plastics industry including Styrex Industries, Inc., an injection-molded plastics components manufacturer which was sold in 1993 to PureTech Industries, Inc. Mr. Gibbs began his business career in 1964 with the international business consulting firm of Booz Allen & Hamilton and spent five years as Vice President of Corporate Planning for Reliance Holdings Corporation (formerly, Leasco Corporation) before becoming an independent entrepreneur and business advisor in 1973. For the past 25 years, Mr. Gibbs has served as a financial and business advisor to third parties in the identification, financing, acquisition and operation of approximately 42 businesses, and has participated as a principal stockholder, executive officer and director in certain of such businesses. A food distribution business and a glass distribution business in which Mr. Gibbs was the sole stockholder and served as chief executive officer filed for Chapter 11 reorganization under the federal Bankruptcy Code in 1980 and 1991, respectively. From July 1991 through October 1993, Mr. Gibbs rendered services for various corporate affiliates of The Selzer Group and Transnational Capital Ventures, Inc., privately-owned companies engaged in situations involving financially and/or operationally troubled companies. In connection with providing such services, Mr. Gibbs served in various capacities as an executive officer or director of C-B/Murray Corporation, Inc. and American Specialty Equipment Corp., companies which filed for Chapter 11 reorganization within the past five years. Mr. Gibbs received a B.S. degree in Engineering from the University of Alabama in 1957 and a Masters degree in Industrial Management from New York Polytechnic Institute in 1965.

     In June 1995, Mr. Gibbs individually filed a petition for reorganization under Chapter 11 of the Bankruptcy Code. Such filing was occasioned primarily as a result of litigation commenced against Mr. Gibbs by a financial institution seeking payment of a personal loan made by such institution to Mr. Gibbs in 1989. Mr. Gibbs accepted such loan principally in reliance upon the completion of the sale of a business in which Mr. Gibbs was a principal stockholder and which such financial institution had committed to finance, but which sale was not completed. Mr. Gibbs has counterclaimed against the institution alleging breach of its financial commitment. In

April 1997, Mr. Gibbs filed a plan of reorganization with the federal bankruptcy court in Connecticut. Such plan, as well as the litigation between Mr. Gibbs and the financial institution, is currently pending. Mr. Gibbs has been advised by bankruptcy counsel that inasmuch as his investment in the securities of the Company was made following the filing of his petition for reorganization, the shares of Common Stock of the Company owned of record and beneficially by Mr. Gibbs would not be part of the bankruptcy estate or be required to be used to finance his plan of reorganization in a Chapter 11 proceeding.

     James S. Adams is one of the co-founders of AB Plastics and for the past 40 years has served as a senior executive officer of AB Plastics. Since 1982, Mr. Adams has served as President of AB Plastics. Mr. Adams received a B.S. in Business Management from Pepperdine University in 1979. Mr. Adams is the uncle of Stephen M. Adams.

     G. Michael Frink became Vice President -- Sales and Marketing of AB Plastics in February 1997. He previously served as a Regional Manager of Business Development of Southern Plastic Mold, Inc., a custom plastic injection molder, from January 1992 to November 1996, and as West Coast Regional Manager of Tenera, Inc., a plastic and sheet metal component manufacturer, from November 1996 to February 1997. Mr. Frink also held positions in sales and program management at Avedon Engineering, a custom plastic injection molder, from 1984 to December 1991. Mr. Frink received a B.A. in Business Administration from the University of Oregon in 1972.

     Stephen M. Adams, the son of one of the co-founders of AB Plastics, became the Company's Vice President -- Technology in September 1996. Since 1982, Mr. Adams has served in a number of engineering and technology-related positions with AB Plastics, the most recent being Vice President -- Operations. Mr. Adams received a B.S. in Industrial Technology from Chico State University in 1983 and is currently completing on a part-time basis an M.B.A. from the University of Phoenix. Mr. Adams is the nephew of James S. Adams.

     Jawed Ghias became Vice President -- Manufacturing of AB Plastics in February 1996. From 1985 to February 1996, Mr. Ghias held a number of positions with Industrial Molding Corporation ("IMC"), a custom plastic injection molder, including Vice President of the Plastics Division, Plant Manager, Quality Assurance Manager and Assembly Manager. Mr. Ghias received a B.S. in Mechanical Engineering from N.E.D. University of Engineering and Technology in Pakistan in 1983.

     Paul J. Iacono became Vice President -- Finance of the Company and AB Plastics in October 1996. He previously served as Director of Finance of Compounding Technology, Inc., a plastic compounding subsidiary of M.A. Hanna Company, from March 1993 to September 1996. Mr. Iacono also served as Manager of Business Operations of Ele Corporation, a custom plastic injection molder, from October 1991 to February 1993, and in variety of positions in accounting and operations including Controller and Materials Manager of IMC from 1980 to 1991. Mr. Iacono received a B.A. in Accounting from California State University at Fullerton in 1984 and an M.B.A. from Pepperdine University in 1996.

     Christopher H.B. Mills joined the Company's Board of Directors in September 1996. Mr. Mills has been a managing director of North Atlantic Smaller Companies Investment Trust plc, an investment trust, since 1984, and a director and senior investment manager of JO Hambro & Partners Limited, an investment advisor, since 1993, both of which are based in London. Mr. Mills serves as a director of American Opportunity Trust plc, an investment trust, Horace Small Apparel plc, a manufacturer of occupational uniforms, and Oryx International Growth Food plc, an investment fund, which are publicly-traded companies in the United Kingdom. Mr. Mills also serves as a director of D.S. Bancor Inc., a bank holding company, and PS Group Holdings Inc., an aircraft leasing company, which are publicly-traded companies in the United States. Mr. Mills was educated at Eton College and received a degree in Business Studies from the Guildhall University in London in 1974,

     Jay M. Swanson joined the Company's Board of Directors in May 1997. Since February 1994, Mr. Swanson has been the Managing Partner of Swanson Ventures and Blacksmith Partners, private investment firms specializing in leveraged buyouts. Mr. Swanson currently serves as the Co-Chairman of the Board of Santa Maria Foods Corporation, a producer and distributor of Italian specialty foods, is on the Board of Directors of Green Acre Foods, Inc. and Northern Management Corp. and is a partner in The Contrarion Group, an investment fund. From 1976 to January 1994, Mr. Swanson served in various roles with John Hancock Financial Services managing portfolios of investments. In 1994, Mr. Swanson was appointed to the Advisory Board of the Competitiveness Center of the Hudson Institute. Mr. Swanson received a B.S. in Finance from the University of Illinois in 1974.

     All directors are elected annually and hold office until the next annual meeting of stockholders of the Company and until their successors have been duly elected and qualified. The Company's By-laws provide that the Board of Directors will consist of between three and nine members, and the number of directors is currently set at four. Officers are elected by and serve at the discretion of the Board of Directors. Except for the relationship between James
S. Adams and Stephen M. Adams, there are no family relationships among the directors and officers of the Company.


Committees of the Board of Directors

     The Company will establish an Audit Committee and a Compensation Committee prior to the consummation of this offering, each of which will be comprised of at least two independent directors. The Audit Committee will, among other things, make recommendations to the Board of Directors regarding the independent auditors to be nominated for ratification by the stockholders, review the independence of those auditors and review audit results. The Compensation Committee will recommend to the Board compensation plans and arrangements with respect to the Company's executive officers and key personnel. It is contemplated that the Audit Committee will initially include Michael A. Gibbs, Christopher H.B. Mills and Jay M. Swanson, and the Compensation Committee will initially include Geoffrey J.F. Gorman and Messrs. Mills and Swanson. The Board of Directors does not currently have and does not intend to establish a Nominating Committee as such functions are to be performed by the entire Board of Directors.


Compensation of Directors

     Non-employee directors of the Company currently receive no cash compensation for serving on the Board of Directors other than reimbursement of reasonable expenses incurred in attending meetings, except that the Company pays JO Hambro & Partners Limited ("JO Hambro"), of which Christopher H.B. Mills, a director of the Company, is a director, an annual fee of $50,000, payable quarterly, as a director's fee. Under a September 1996 agreement with JO Hambro, the Company is required to make these payments to JO Hambro as long as a representative of JO Hambro serves on the Board of Directors of the Company or AB Plastics and certain investors, previously introduced to the Company by JO Hambro, hold in the aggregate in excess of 10% of the outstanding shares of the Company's Common Stock on a full-diluted basis. See "Certain Transactions." The Company does not intend to separately compensate employees for serving as directors.


Limitation of Liability and Indemnification

     Pursuant to the provisions of the Delaware Law, the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware Law, and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, in accordance with the Company's By-laws, agreements or otherwise, to the full extent permitted under the Delaware Law. The Company intends to enter into indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Executive Compensation

     The following table sets forth the total compensation paid by the Company to the Company's President and to the President and Vice
President-Manufacturing of AB Plastics (collectively, the "Named Executive Officers"), the only executive officers whose total compensation exceeded $100,000 for the fiscal year ended October 27, 1996:

                          Summary Compensation Table

                                                                        Long-Term
                                                                        Compensation
                                                                        -------------
                                          Annual Compensation(1)          No. of
                                     --------------------------------   Securities
                                     Fiscal                             Underlying      All Other
  Name and Principal Position        Year       Salary       Bonus       Options        Compensation
----------------------------------   --------   ----------   --------   -------------   -------------
Michael A. Gibbs   ...............   1996       $0(2)        $ 0           200,000          $0
President of the Company and Chief
Executive Officer of AB Plastics
James S. Adams  ..................   1996       $232,365     $ 0            46,124          $0
President of AB Plastics
Jawed Ghias  .....................   1996       $ 99,523     $5,000        160,000          $0
Vice President-Manufacturing of AB
Plastics

(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in such column. The aggregate amount of perquisites and other personal benefits provided to any Named Executive Officer did not exceed the lesser of $50,000 or 10% of the total annual compensation paid to such officer.

(2) Mr. Gibbs and a corporate affiliate of Mr. Gibbs received in the aggregate approximately $200,000 from the Company pursuant to a consulting agreement commencing in February 1996, superseded by a management agreement effective as of August 1, 1996. See "--Employment Agreements."

Options Granted During 1996

     The following table sets forth certain information regarding grants of options to purchase the Company's Common Stock made to each of the Named Executive Officers during the fiscal year ended October 27, 1996:



                                                                          Individual Grants
                              Number          Percent of      ------------------------------------------
                           of Securities    Total Options
                            Underlying         Granted        Exercise      Fair Market
                              Options        to Employees       Price        Value on       Expiration
         Name                 Granted       in Fiscal Year    Per Share    Date of Grant       Date
-------------------------  ---------------  ----------------  -----------  ---------------  ------------
Michael A. Gibbs   ......      200,000            36.4%         $1.00          $1.00        09/27/2002
 President of the
 Company and Chief
 Executive Officer of AB
 Plastics
James S. Adams  .........       46,124             8.4%         $1.00          $1.00        09/27/2002
 President of AB Plastics
Jawed Ghias  ............      160,000            29.1%         $1.00          $1.00        09/27/2002
 Vice President-
 Manufacturing of AB
 Plastics

                                        Potential
                                     Realizable Value
                                        at Assumed
                                     Annual Rates of
                                       Stock Price
                                     Appreciated for
                                      Option Term(1)
                                    ------------------
         Name              0%(2)      5%       10%
-------------------------  -------  --------  --------
Michael A. Gibbs   ......    0      68,019      189,74
 President of the
 Company and Chief
 Executive Officer of AB
 Plastics
James S. Adams  .........    0      15,687       43,75
 President of AB Plastics
Jawed Ghias  ............    0      54,415      151,79
 Vice President-
 Manufacturing of AB
 Plastics

                                                 (footnotes appear on next page)

------------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

(2) Represents the difference between the fair market value of the Common Stock on the date of grant and the exercise price of such options.


Aggregated Fiscal Year-End Option Values

     The following table sets forth information regarding the number and value of unexercised stock options held at October 27, 1996 by each of the Named Executive Officers. No options were exercised by the Named Executive Officers during the fiscal year ended October 27, 1996:




                                        Number of Securities
                                       Underlying Unexercised        Dollar Value of Unexercised
                                             Options at                In-the-Money Options
                                          Fiscal Year End              at Fiscal Year End(1)
Name                                 (Exercisable/Unexercisable)     (Exercisable/Unexercisable)
----------------------------------   -----------------------------   ----------------------------
Michael A. Gibbs   ...............             200,000/0                     1,600,000/0
President of the Company and Chief
Executive Officer of AB Plastics
James S. Adams  ..................              46,124/0                       368,992/0
President of AB Plastics
Jawed Ghias  .....................             0/160,000                     0/1,280,000
Vice President-Manufacturing of AB
Plastics

------------
(1) The value of the options is based upon the difference between the exercise price and an assumed initial per share public offering price of $9.00.


Employment Agreements

     In October 1996, the Company entered into a management agreement with PEP, effective as of August 1, 1996, of which Geoffrey J.F. Gorman, the Chairman of the Board of the Company, is the managing partner. Under this agreement, PEP and Mr. Gorman have agreed to serve as consultants to the Company and AB Plastics with primary responsibilities, subject to the direction of the Company's Board, to review the general policies of the companies and to render assistance in connection with various forms of financings on their behalf. In exchange for such services, in October 1996, the Company paid PEP an aggregate of $225,000, representing $150,000 in fees for services provided prior to the date of such agreement and $75,000 of reimbursable expenses, and the Company and AB Plastics have agreed jointly to pay PEP an annual consulting fee of $100,000, payable in monthly installments, and to provide benefits to Mr. Gorman comparable to those provided to the Company's executive officers. The management agreement extends through September 30, 2001, and includes non-disclosure, non-competition and non-solicitation provisions through the later of such date or so long as PEP or Mr. Gorman continue to own shares of Common Stock of the Company or hold options or warrants to purchase such Common Stock.

     In October 1996, the Company entered into a management agreement, effective as of August 1, 1996, with a corporate affiliate of Michael A. Gibbs, the President of the Company, and Mr. Gibbs, individually. Under this agreement, Mr. Gibbs and his affiliate have agreed to serve as a consultant to the Company with primary responsibilities, subject to the direction of the Company's Board, to review the general policies of the companies and to work with management of the Company in all aspects of manufacturing, sales, distribution and customer relations, the establishment of operating systems, cost savings methods and budgets. In exchange for such services, in October 1996, the Company paid Mr. Gibbs and his affiliate an aggregate of $183,333, representing fees for services provided prior to the date of such agreement, and has agreed to pay Mr. Gibbs and his affiliate an aggregate annual consulting fee of $200,000, payable in monthly installments until the earlier of December 31, 1998 or the employment by the Company of a full-time chief executive officer. Following such period (or sooner if Mr. Gibbs' time commitment is reduced as provided below), the annual consulting fee is to be reduced to $100,000 per annum. In addition, the Company has agreed to provide benefits to Mr. Gibbs comparable to those provided to the Company's executive officers. The management agreement extends through September 30, 2001, and includes non-disclosure, non-competition and non-solicitation provisions through the later of such date or so long as Mr. Gibbs continues to own shares of Common Stock of the Company or hold options or warrants to purchase such Common Stock.


     Under the terms of the management agreement, Mr. Gibbs agreed to devote approximately 66-2/3% of his business and professional time to the Company for a period of up to six months (through January 31, 1997) and thereafter 25% of such business and professional time. Since September 1996, Mr. Gibbs has served in the capacity of President of the Company and Chief Executive Officer of AB Plastics, and has devoted a minimum of 75% of his business and professional time to the affairs of these companies.


     Upon consummation of this offering, the existing management agreement between the Company and Mr. Gibbs and his affiliate will terminate. Effective as of the date of this Prospectus, Mr. Gibbs will enter into an employment agreement with the Company expiring October 31, 2000. Pursuant to such agreement, Mr. Gibbs shall serve as the President of the Company and Chief Executive Officer of AB Plastics, and devote not less than 75% of his business and professional time to the affairs of the Company and AB Plastics. Under the terms of such employment agreement, Mr. Gibbs will receive a base salary of $275,000 per year, and be entitled to receive annual bonuses of between $100,000 and $300,000 in each of the Company's fiscal years ending in 1998, 1999 and 2000, respectively, if the Company's EBITDA (as defined) shall equal or exceed $12.0 million, $18.0 million and $24.0 million, or increments thereof, in the fiscal years ending in 1998, 1999 and 2000, respectively. In addition, the Company has agreed to provide benefits to Mr. Gibbs comparable to those provided to the Company's executive officers. The employment agreement includes non-disclosure, non-competition and non-solicitation provisions.

     Pursuant to his employment agreement, the Company has granted Mr. Gibbs options to purchase an aggregate of 222,222 shares of Common Stock of the Company pursuant to the 1997 Stock Option Plan. Such options expire October 31, 2002 and are only exercisable at a time in which Mr. Gibbs shall be performing services for the Company, unless such services are terminated by the Company "without cause," as defined in his employment agreement. In addition, the options vest and are exercisable prior to their expiration date, only to the extent of (i) 74,074 shares if the average of the closing prices of the Company's Common Stock, as reported on Nasdaq or any national securities exchange for any 30 consecutive trading days (the "Average Closing Price"), shall equal or exceed $17.00 per share, (ii) 148,148 shares if the Average Closing Price shall equal or exceed $25.50 per share, and (iii) 222,222 shares if the Average Closing Price shall equal or exceed $34.00 per share. See "--Stock Option Plans."

     In September 1996, in connection with the acquisition of AB Plastics, AB Plastics entered into employment agreements with James S. Adams to serve initially as the President of AB Plastics through June 1999 and with Stephen M. Adams to serve as the Vice President-Technology of AB Plastics through September 1999. Pursuant to the employment agreements, James S. Adams has agreed to continue to perform services primarily in connection with customer relations and strategic long-term planning and Stephen M. Adams has agreed to continue to supervise, on a day-to-day basis, the technical aspects of the Company's business. The Company currently pays each of James S. Adams and Stephen M. Adams an annual salary of $100,000 and provides them with customary health and medical benefits. These individuals have also agreed not to compete with the Company for the period through September 2001 and September 2000, respectively, and not to disclose confidential information relating to the Company at any time.

     AB Plastics has also entered into employment agreements with each of G. Michael Frink, Jawed Ghias and Paul J. Iacono to serve as Vice President-Sales and Marketing, Vice President-Manufacturing and Vice President-Finance of AB Plastics, respectively. Under such agreements, AB Plastics currently pays annual base salaries of $100,000, $140,000 and $85,000 to Messrs. Frink, Ghias and Iacono, respectively. Mr. Iacono's annual base salary will be increased to $100,000 in September 1997. Each of such individuals is also eligible to receive an annual bonus, with Mr. Frink entitled to receive up to $80,000 for achieving target performance levels based on sales and diversification of AB Plastics' customer base, with a minimum of $20,000. Mr. Ghias is entitled to participate in AB Plastics' bonus pool for executive employees, to be established by the Board, to receive up to one-half of his annual base salary, and Mr. Iacono is entitled to receive in September 1997 a bonus in the amount of $42,500. Subject to achievement of AB Plastics' business plan (in whole or in part), Mr. Iacono is eligible to receive a bonus of up to $50,000 in September 1998. Each of such individuals has also agreed not to compete with the Company during the term of his agreement and for one year thereafter and not to disclose confidential information relating to AB Plastics at any time.

Stock Option Plans

     1996 Stock Option Plan. In September 1996, the stockholders of the Company approved the Company's 1996 Stock Option Plan, as previously adopted by the Company's Board of Directors (the "1996 Plan"), pursuant to which officers, directors, key employees and consultants of the Company are eligible to receive incentive stock options and non-qualified stock options to purchase up to an aggregate of 800,000 shares of Common Stock. There are currently outstanding under the 1996 Plan stock options to purchase an aggregate of 440,000 shares of Common Stock at an exercise price of $1.00 per share, expiring on December 31, 2002. The exercise price under such outstanding stock options represents not less than 100% of the fair market value of the underlying Common Stock as of the date that such options were granted, as determined by the Board of Directors of the Company on the date that such options were granted. Options to purchase 50,808 shares were granted to Mr. Gorman in 1996 at an exercise price of $1.00 per share, and options to purchase 200,000 shares were granted to Mr. Gibbs in 1996 at an exercise price of $1.00 per share, all of which options are being exercised upon the consummation of this offering. See "Certain Transactions."

     With respect to incentive stock options, the 1996 Plan provides that the exercise price of each such option must be at least equal to 100% of the fair market value of the Common Stock on the date that such option is granted (and 110% of fair market value in the case of stockholders who, at the time the option is granted, own more than 10% of the total outstanding Common Stock), and requires that all such options have an expiration date not later than that date which is one day before the tenth anniversary of the date of the grant of such options (or the fifth anniversary of the date of grant in the case of 10% or greater stockholders). However, with certain limited exceptions, in the event that the option holder ceases to be associated with the Company, or engages in or is involved with any business similar to that of the Company, such option holder's incentive options immediately terminate. Pursuant to the 1996 Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any one calendar year cannot exceed $100,000.

     1997 Stock Option Plan. In June 1997, the stockholders of the Company approved the Company's 1997 Stock Option Plan, as previously adopted by the Company's Board of Directors (the "1997 Plan"), pursuant to which officers, directors, key employees and consultants of the Company are eligible to receive incentive stock options and non-qualified stock options to purchase up to an aggregate of 800,000 shares of Common Stock. The Plan also provides for the grant of stock appreciation rights, restricted stock, performance shares and performance units at the discretion of the Company's Board of Directors. There are currently outstanding under the 1997 Plan stock options to purchase an aggregate of 222,222 shares of Common Stock at an exercise price equal to the initial public offering price. See "-- Employment Agreements." The requirements of the 1997 Plan with respect to incentive stock options are identical to the requirements of the 1996 Plan.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 21, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by: (i) each of the Named Executive Officers who beneficially owns any shares, (ii) each of the Company's directors who beneficially owns any shares, (iii) each Selling Stockholder, (iv) all directors and executive officers of the Company as a group, and (v) each other person known by the Company to own beneficially more than 5% of the Company's Common Stock. Except as otherwise noted, the persons named in this table, based upon information provided by such persons, have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.




                                                                                                         Shares Beneficially
                                                      Shares Beneficially                                  Owned After the
                                                        Owned Prior to               Number of               Offering(2)
                                                        the Offering(2)                Shares         --------------------------
                                                  ---------------------------        Offered(3)           Number        Percent
   Name and Address of Beneficial Owner(1)            Number        Percent        -----------------  ----------------  --------
------------------------------------------------  ----------------  ---------
North Atlantic Smaller Companies                                                             0            787,500        16.5%
 Investment Trust plc   ........................      787,500         22.1%             51,333            448,667         9.4
Private Equity Partners, L.P.(4) ...............      500,000         14.0              82,000            718,000        15.1
Sirrom Investments, Inc ........................      800,000(5)      22.5                   0            649,475(6)     13.6
Geoffrey J.F. Gorman ...........................      700,808(6)      19.7                   0            474,778(7)     10.0
Michael A. Gibbs  ..............................      483,333(7)      13.6                   0             46,124         1.0
James S. Adams .................................       46,124(8)       1.3                   0             23,064           *
Stephen M. Adams  ..............................       23,064(9)         *                   0            787,500        16.5
Christopher H.B. Mills  ........................      787,500(10)     22.1
All directors and executive officers as a group                                         51,333(11)      1,906,163        40.0
 (8 persons)   .................................    1,957,496         55.0


------------
 * Represents less than 1% of outstanding Common Stock or voting power.

 (1) The address of North Atlantic Smaller Companies Investment Trust plc is c/o JO Hambro & Partners Limited, 10 Park Place, London SW1A 1LP, United Kingdom. The address of Private Equity Partners, L.P. and Geoffrey J.F. Gorman is 808 Lexington Avenue, 2nd Floor, New York, New York 10021. The address of Sirrom Investments, Inc. is 500 Church Street, Suite 200, Nashville, Tennessee 37219. The address of each other beneficial owner is c/o AB Plastics Corporation, 15730 South Figueroa Street, Gardena, California 90248.

 (2) Shares beneficially owned and percentage of ownership are based on 3,560,000 shares of Common Stock outstanding before this offering and 4,760,000 shares of Common Stock to be outstanding after the consummation of this offering, and assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or dispositive power with respect to such shares.

 (3) Does not reflect 200,000 shares of Common Stock subject to the Underwriters' over-allotment option, which, if exercised in full, will result in Private Equity Partners, L.P. and Sirrom Investments, Inc. selling 77,000 and 123,000 additional shares of Common Stock, respectively. In such event, Private Equity Partners, L.P. would own 371,667 shares and Sirrom Investments, Inc. would own 636,000 shares, or 7.8% and 13.4% of the then outstanding shares of Common Stock, respectively.

 (4) PEP is the general partner of Private Equity Partners, L.P., a Delaware limited partnership.

 (5) Represents shares of Common Stock issued on the date of this Prospectus for $2,000 upon exercise of a warrant granted in connection with a $4.0 million subordinated term loan made by Sirrom in connection with the original capitalization of the Company and acquisition of AB Plastics in September 1996. See "Certain Transactions."

 (6) Includes (i) 500,000 shares of Common Stock owned by Private Equity Partners, L.P. (448,667 shares after the offering), of which Mr. Gorman is the managing partner of PEP, its general partner, (ii) 150,000 shares of Common Stock issued on the date of this Prospectus upon exercise of a warrant issued in September 1996 at $1.00 per share, and (iii) 50,808 shares of Common Stock issued on the date of this Prospectus upon exercise of a stock option issued in September 1996 at $1.00 per share. Under the terms of the Private Equity Partners, L.P. limited partnership agreement, PEP is entitled to participate to the extent of 20% of the Net Profits (as defined in such agreement) derived by certain of the limited partners from the sale of partnership investments. See "Certain Transactions."


 (7) Includes (i) 83,333 shares of Common Stock (74,778 shares after the offering) owned beneficially through Private Equity Partners, L.P. which were purchased for $1.00 per share in September 1996, (ii) 200,000 shares issued on the date of this Prospectus upon exercise of a warrant issued in September 1996 at $1.00 per share, and (ii) 200,000 shares of Common Stock issued on the date of this Prospectus upon exercise of a stock option issued in September 1996 at $1.00 per share. Does not include 222,222 shares of Common Stock which may be issued in the future upon the occurrence of certain events under options granted to Mr. Gibbs pursuant to the Company's 1997 Plan. See "Management -- Employment Agreements" and "Certain Transactions."

 (8) Represents shares of Common Stock issued on the date of this Prospectus upon exercise of a stock option issued in September 1996 at $1.00 per share. See "Certain Transactions."

 (9) Represents shares of Common Stock which are issuable at $1.00 per share upon the exercise of outstanding stock options. See "Management -- Stock Option Plans."

(10) Represents shares owned beneficially by North Atlantic Smaller Companies Investment Trust plc, of which Mr. Mills is a managing director.

(11) Represents 51,333 shares of Common Stock being sold by Private Equity Partners, L.P., of which PEP, an affiliate of Geoffrey J.F. Gorman, Chairman of the Board of the Company, is the general partner.

                             CERTAIN TRANSACTIONS


     In connection with the capitalization of the Company and the acquisition of AB Plastics, in September 1996, the Company issued a $4.0 million, 13.5% subordinated term note to Sirrom, due September 2001, and a five-year warrant to purchase an aggregate of 800,000 shares of Common Stock of the Company, at a total exercise price of $2,000. Sirrom has elected to exercise such warrant on the date of this Prospectus. The Company has granted to Sirrom certain "piggyback" and demand registration rights with respect to the shares issued to Sirrom upon exercise of such warrant, which registration rights Sirrom has agreed not to exercise until at least 180 days from the date of this Prospectus. See "Shares Eligible for Future Sale."

     In September 1996, the Company sold an aggregate of 500,000 shares of Common Stock to Private Equity Partners, L.P. for $500,000, or $1.00 per share, of which Geoffrey J.F. Gorman, the Company's Chairman of the Board is the managing partner of PEP, the general partner of Private Equity Partners, L.P. Michael A. Gibbs, the President of the Company, purchased an undivided one-sixth interest in the equity holdings of Private Equity Partners, L.P. for $83,333 and beneficially owns 83,333 of the shares owned by such limited partnership.

     In September 1996, the Company issued five-year stock options and warrants exercisable at $1.00 per share to a number of persons, including Geoffrey J.F. Gorman, Chairman of the Board of the Company, Michael A. Gibbs, President of the Company, and James S. Adams, President of AB Plastics. Effective on the date of this Prospectus, each of Messrs. Gorman, Gibbs and Adams will exercise all stock options and warrants issued to them, as a result of which Mr. Gorman will purchase an aggregate of 200,808 shares of Common Stock for $200,808, Mr. Gibbs will purchase an aggregate of 400,000 shares of Common Stock for $400,000, and Mr. Adams will purchase an aggregate of 46,124 shares of Common Stock for $46,124. The purchase price for such shares will be paid by Messrs. Gorman and Gibbs by delivering to the Company 8% non-recourse promissory notes (secured only by a pledge of their respective shares), and by Mr. Adams by delivering a 8% full-recourse promissory note, in each case payable semi-annually as to interest, and as to principal on the earlier to occur of
(a) the sale of the Company to any unaffiliated third party, whether through merger, sale of assets or like consolidation or combination, or (b) September 30, 2001. In addition, to the extent that any of Messrs. Gorman, Gibbs or Adams shall effect any public or private sale, transfer or other disposition of any of their shares of Common Stock, they will be obligated to apply all cash proceeds received by them, net of applicable federal and state taxes, to the prepayment of their respective notes, plus accrued and unpaid interest thereon to the date of sale, transfer or disposition.

     Under the terms of its partnership agreement with the limited partners of Private Equity Partners, L.P., PEP is entitled to receive 20% of the Net Profits (defined as all amounts received by the subject limited partners in excess of their total cash capital investment in the partnership) derived by all limited partners, other than Michael A. Gibbs, from the sale or disposition of partnership investments. Under the terms of the partnership agreement, as a result of the sale of a portion of the Company shares owned by Private Equity Partners, L.P., PEP will receive a maximum cash payment of $95,000 only if the Underwriters' over-allotment is exercised in full and no cash payment unless more than 35,500 shares are sold under the Underwriters' over-allotment option. In addition, Michael A. Gibbs, who owns 16-2/3% of the limited partnership interests of Private Equity Partners, L.P., will receive an aggregate of $67,756 ($169,393 if the Underwriters' over-allotment is exercised in full) from the sale of a minimum of 8,555 shares (a maximum of 21,388 shares if the Underwriters' over-allotment option is exercised in full) beneficially owned by him through Private Equity Partners, L.P.

     In October 1996, the Company entered into a management agreement effective as of August 1, 1996, with PEP, of which Geoffrey J.F. Gorman, the Chairman of the Board of the Company, is the managing partner. In October 1996, the Company entered into a management agreement, effective as of August 1, 1996, with a corporate affiliate of Michael A. Gibbs, the President of the Company, and Mr. Gibbs, individually. See "Management -- Employment Agreements."

     In September 1996, the Company entered into an agreement with JO Hambro & Partners Limited ("JO Hambro"), of which Christopher H.B. Mills, a director of the Company, is a director. Pursuant to such agreement, the Company pays JO Hambro an annual fee of $50,000, payable quarterly, as a director's fee. The Company is required to make these payments to JO Hambro as long as a representative of JO Hambro serves on the Board of Directors of the Company or AB Plastics and certain investors, previously introduced to the Company by JO Hambro, hold in the aggregate in excess of 10% of the outstanding shares of the Company's Common Stock on a fully-diluted basis.

     The Company leases its principal executive offices in Gardena, California from 15730 South Figueroa Properties, a California general partnership, of which James S. Adams, President of AB Plastics, is a general partner and holds a 50% interest in the partnership through a family trust. The other 50% interest in the partnership is currently held by the estate of Robert J. Adams, the brother of James S. Adams and father of Stephen M. Adams, who died in 1996. The Company has exercised its option to purchase this facility for $3.1 million, the fair market value of such property as determined by two independent real estate appraisal firms. The partnership acquired the original lot and facility in 1980, and the side parcel in 1983, for a total of approximately $3.9 million. Such purchase is expected to be completed prior to the consummation of this offering. See "Business -- Facilities."

     The Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors in certain circumstances. The Company intends to enter into indemnification agreements with each of its directors and executive officers. See "Management -- Limitation of Liability and Indemnification."

                           DESCRIPTION OF SECURITIES


General

     The Company's authorized capital stock consists of (i) 20,000,000 shares of Common Stock, par value $.0001 per share, and (ii) 5,000,000 shares of Preferred Stock, par value $.0001 per share. As of the date of this Prospectus, an aggregate of 3,560,000 shares of Common Stock were outstanding and held by 16 stockholders. No shares of Preferred Stock have been issued or are outstanding.


Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable.

     The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Accordingly, if the Company were to elect to sell additional shares of Common Stock following this offering, persons acquiring Common Stock in this offering would have no right to purchase additional shares, and as a result, their percentage equity interest in the Company would be reduced.

     Pursuant to the Company's By-Laws, except for any matters which, pursuant to the Delaware Law, require a greater percentage vote for approval, the holders of a majority of the outstanding Common Stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of the Company's stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to the vote of Company stockholders. Except as to any matters which, pursuant to Delaware Law, require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the Common Stock present in person or by proxy at any meeting (provided a quorum as aforesaid is present thereat) is sufficient to authorize, affirm or ratify any act or action, including the election of directors.

     The holders of Common Stock do not have cumulative rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of Common Stock would not be able to elect any directors. The Board is empowered to fill any vacancies on the Board created by the resignation, death or removal of directors.

     In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Delaware Law and the Company's By-Laws provide that the stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send to each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.


Preferred Stock

     The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends, and in liquidation, over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

     The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue the Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. There are no agreements for the issuance of Preferred Stock and the Board of Directors has no present intention to issue Preferred Stock.


Delaware Anti-Takeover Law

     The Company is subject to Section 203 of the Delaware Law, which prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless
(i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date, the business combination is approved by the board of directors and by the affirmative vote of at least 662/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.


Transfer Agent

     The transfer agent for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has not been any public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after this offering. Sales of substantial amounts of Common Stock in the public market after this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices of the Common Stock or the future ability of the Company to raise capital through an offering of equity securities.

     Upon the completion of this offering, the Company will have outstanding 4,760,000 shares of Common Stock. Of such shares, the 1,333,333 shares of Common Stock sold in the offering (assuming no exercise of the Underwriter's over-allotment option) will be freely tradeable in the public market without restriction under the Securities Act, unless purchased by "affiliates" of the Company, as defined in Rule 144 under the Securities Act.

     The remaining 3,426,667 shares of Common Stock outstanding are "restricted securities," as defined in Rule 144 under the Securities Act (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

     Pursuant to certain "lock-up" agreements, all of the Company's officers, directors and principal stockholders have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock of the Company or any securities exercisable for or convertible into the Company's Common Stock owned by them for a period of 365 days from the date of this Prospectus. Such agreements provide that Cruttenden Roth Incorporated may, in its sole discretion and at any time without notice, release all or a portion of the shares subject to these lock-up agreements; however, Cruttenden Roth Incorporated has no current intention to do so.

     Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144, as amended, beginning 90 days after the date of this Prospectus, a person (or persons whose shares of the Company are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner who is not an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 47,600 shares following this offering), or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not an affiliate of the Company) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Cruttenden Roth Incorporated and Josephthal Lyon & Ross Incorporated are acting as Representatives, have severally agreed to purchase from the Company and the Selling Stockholders and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:



                 Underwriters                        Number of Shares
--------------------------------------------------   -----------------
       Cruttenden Roth Incorporated   ............
       Josephthal Lyon & Ross Incorporated  ......
          Total  .................................
                                                         ----------
                                                         1,333,333
                                                         ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company's counsel and independent public accountants. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the shares of Common Stock if any are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such
price less a concession not in excess of $     per share. The Underwriters may
allow, and such selected dealers may reallow, a discount not in excess of $ per share to certain brokers and dealers. After the initial public offering of the shares, the public offering price and other selling terms may be changed by the Representatives. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Selling Stockholders have granted an option to the Underwriters, exercisable for a period of 45 days after the date of this Prospectus, to purchase up to an additional 200,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise this option only to cover over-allotments, if any. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares of Common Stock in approximately the same proportion as set forth in the above table.

     The Company has agreed to issue to the Representatives, for a total of $133, warrants (the "Representatives' Warrants") to purchase up to 133,333 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price. The Representatives' Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus. The holders of the Representatives' Warrants will have no voting, dividend or other stockholder rights until the Representatives' Warrants are exercised. In addition, the Company has granted certain rights to the holders of the Representatives' Warrants to register the Representatives' Warrants and the Common Stock underlying the Representatives' Warrants under the Securities Act, all of which are being registered as part of this offering.

     The Company and the Selling Stockholders have agreed to pay the Representatives a non-accountable expense allowance equal to 3% of the aggregate Price to Public (including with respect to shares of Common Stock underlying the over-allotment option, if and to the extent it is exercised) set forth on the front cover of this Prospectus for expenses in connection with this offering, of which the sum of $50,000 has been paid by the Company. The Representatives' expenses in excess of such allowance will be borne by the Representatives. To the extent that the expenses of the Representatives are less than the non-accountable expense allowance, the excess may be deemed to be compensation to the Representatives.

     The Representatives have advised the Company that they do not expect any sales of the shares of Common Stock offered hereby to be made to discretionary accounts controlled by the Underwriters.

     Prior to this offering, there has been no established trading market for the Common Stock. Consequently, the initial public offering price for the Common Stock offered hereby has been determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors considered in such negotiations were the preliminary demand for the Common Stock, the prevailing market and economic conditions, the Company's results of operations, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current condition of the markets in which the Company operates, and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial public offering price.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the Underwriters and their controlling persons may be required to make in respect thereof.


     Certain clients of JO Hambro & Partners Limited, including certain existing stockholders of the Company, have indicated to the Company that they have an interest in purchasing 105,000 shares of Common Stock in this offering.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, New York, New York. Certain legal matters relating to the offering will be passed upon for the Underwriters by Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements as of October 27, 1996 and for the 48 weeks ended September 27, 1996 and the four weeks ended October 27, 1996 included in this Prospectus have been so included in reliance on the report of Marcum & Kliegman LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The financial statements as of October 29, 1995 and for the fiscal years ended October 29, 1995 and October 30, 1994 included in this Prospectus have been so included in reliance on the report of Block, Plant, Eisner, Fiorito & Belak-Berger ("BPEFB"), independent accountants, given on the authority of said firm as experts in auditing and accounting.


     As approved by the Company's Board of Directors, the Company replaced BPEFB in January 1997. The reports of BPEFB for each of the fiscal years ended October 29, 1995 and October 30, 1994 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. There were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BPEFB would have caused it to make reference to the subject matter of the disagreements in conjunction with its reports.

                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof, as well as such reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of such site is http://www.sec.gov.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)


                         INDEX TO FINANCIAL STATEMENTS


                                                                                        Page
                                                                                        -----
REPORT OF INDEPENDENT ACCOUNTANTS    ................................................   F-2
FINANCIAL STATEMENTS
 Balance Sheet as of October 29, 1995 (Predecessor), Consolidated Balance Sheets as
   of October 27, 1996 and as of April 27, 1997 (Unaudited) (Company)    ............   F-4
 Statements of Operations for the Fifty-Two Weeks Ended October 30, 1994 and
   October 29, 1995, Twenty-Six Weeks Ended April 28, 1996 (Unaudited) and for
   the Forty-Eight Weeks Ended September 27, 1996 (Predecessor)    ..................   F-6
 Consolidated Statements of Operations for the Four Weeks Ended October 27, 1996
   and for the Twenty-six Weeks Ended April 27, 1997 (Unaudited) (Company)  .........   F-6
 Statements of Stockholders' Equity for the Fifty-Two Weeks Ended October 30, 1994
   and October 29, 1995, and for the Forty-Eight Weeks Ended September 27, 1996
   (Predecessor)   ..................................................................   F-7
 Consolidated Statements of Stockholders' Equity for the Four Weeks Ended
   October 27, 1996 and for the Twenty-Six Weeks Ended April 27, 1997
   (Unaudited) (Company)    .........................................................   F-7
 Statements of Cash Flows for the Fifty-Two Weeks Ended October 30, 1994, and
   October 29, 1995, Twenty-Six Weeks Ended April 28, 1996 (Unaudited) and for
   the Forty-Eight Weeks Ended September 27, 1996 (Predecessor)    ..................   F-8
 Consolidated Statements of Cash Flows for the Four Weeks Ended October 27, 1996
   and for the Twenty-Six Weeks Ended April 27, 1997 (Unaudited) (Company)  .........   F-8
NOTES TO FINANCIAL STATEMENTS  ......................................................  F-10

                       REPORT OF INDEPENDENT ACCOUNTANTS






To the Board of Directors of
Compass Plastics & Technologies, Inc. (formerly
AB Plastics Holding Corporation) and Subsidiary


     We have audited the accompanying consolidated balance sheet of Compass Plastics & Technologies, Inc. (formerly AB Plastics Holding Corporation) and Subsidiary as of October 27, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the forty-eight weeks ended September 27, 1996 ("Predecessor") and for the four weeks ended October 27, 1996 ("Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Predecessor as of October 29, 1995 and October 30, 1994, and for the fifty-two week periods then ended, were audited by other auditors, whose report dated June 19, 1997, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compass Plastics & Technologies, Inc. (formerly AB Plastics Holding Corporation) and Subsidiary as of October 27, 1996 and the results of their operations and their cash flows for the forty-eight weeks ended September 27, 1996 and the four weeks ended October 27, 1996 in conformity with generally accepted accounting principles.


                                                          MARCUM & KLIEGMAN LLP

Woodbury, New York
December 31, 1996, except for
Note 12, as to which the date is July 18, 1997

                         INDEPENDENT AUDITORS' REPORT





Board of Directors
AB Plastics Corporation
Gardena, California


     We have audited the accompanying balance sheet of AB Plastics Corporation (an S Corporation) as of October 29, 1995 and the related statements of operations, shareholders' equity and cash flows for the fifty-two weeks ended October 29, 1995 and October 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AB Plastics Corporation (an S Corporation) as of October 29, 1995, and the results of its operations and its cash flows for the fifty-two weeks ended October 29, 1995 and October 30, 1994 in conformity with generally accepted accounting principles.


                                   BLOCK, PLANT, EISNER, FIORITO & BELAK-BERGER

Encino, California
June 19, 1997

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                  (Formerly AB Plastics Holding Corporation)
                                BALANCE SHEETS

                                    ASSETS



                                            Predecessor                  Company
                                           -------------   ----------------------------------
                                           October 29,      October 27,        April 27,
                                              1995             1996               1997
                                           -------------   ----------------   ---------------
                                                           (Consolidated)     (Consolidated)
                                                                              (Unaudited)
CURRENT ASSETS
 Cash and cash equivalents  ............   $   468,344       $   729,729        $   802,634
 Accounts receivable, net   ............     6,494,304         5,915,207          3,568,967
 Accounts receivable, other    .........        12,735            36,196             94,772
 Inventories    ........................     3,296,803         1,893,668          2,991,337
 Prepaid expenses  .....................       653,084         1,124,185          1,032,509
 Prepaid income taxes    ...............        34,393            18,515                -0-
 Income tax refund receivable  .........           -0-            78,220            121,162
 Notes receivable, other    ............       696,791            27,631             77,631
                                           ------------      ------------       ------------
   Total Current Assets  ...............    11,656,454         9,823,351          8,689,012
                                           ------------      ------------       ------------
EQUIPMENT AND IMPROVEMENTS, Net   ......     8,799,087         8,622,927          8,888,725
                                           ------------      ------------       ------------
OTHER ASSETS
 Goodwill, net  ........................           -0-         1,376,523          1,341,966
 Deposits    ...........................           -0-           167,953            389,599
 Other assets, net    ..................       157,298           203,447            160,558
                                           ------------      ------------       ------------
   Total Other Assets    ...............       157,298         1,747,923          1,892,123
                                           ------------      ------------       ------------
   TOTAL ASSETS    .....................   $20,612,839       $20,194,201        $19,469,860
                                           ============      ============       ============

   The accompanying notes are an integral part of these financial statements.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                  (Formerly AB Plastics Holding Corporation)
                                BALANCE SHEETS

                     LIABILITIES AND STOCKHOLDERS' EQUITY



                                                                   Predecessor                  Company
                                                                  -------------   ----------------------------------
                                                                  October 29,      October 27,        April 27,
                                                                     1995             1996               1997
                                                                  -------------   ----------------   ---------------
                                                                                  (Consolidated)     (Consolidated)
                                                                                                     (Unaudited)
CURRENT LIABILITIES
 Accounts payable and accrued expenses    .....................   $ 5,919,615       $ 4,181,770        $ 4,436,526
 Accrued wages    .............................................       494,743           498,717            784,757
 Current portion of capitalized lease obligations  ............       312,087           286,705            282,789
 Payroll taxes payable  .......................................        61,886            65,648            165,856
 Income taxes payable   .......................................        21,423            76,300                -0-
 Notes payable, other   .......................................       140,000               -0-                -0-
 Current portion of long-term debt  ...........................     3,677,498               -0-                -0-
 Distributions payable  .......................................       227,800               -0-                -0-
                                                                  ------------      ------------       ------------
  Total Current Liabilities   .................................    10,855,052         5,109,140          5,669,928
                                                                  ------------      ------------       ------------
OTHER LIABILITIES
 Capitalized lease obligations, net of current portion   ......       673,740           387,034            625,004
 Long-term debt   .............................................     2,129,171        10,000,000          7,150,000
 Deferred income taxes payable   ..............................        82,768         1,734,437          1,881,434
                                                                  ------------      ------------       ------------
  Total Other Liabilities  ....................................     2,885,679        12,121,471          9,656,438
                                                                  ------------      ------------       ------------
  TOTAL LIABILITIES    ...................................... .    13,740,731        17,230,611         15,326,366
                                                                  ------------      ------------       ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
 Preferred Stock  .............................................            --                --                 --
 Common stock  ................................................       110,840               200                200
 Additional paid-in capital   .................................           -0-         2,799,800          2,799,800
 Retained earnings   ..........................................     6,761,268           163,590          1,343,494
                                                                  ------------      ------------       ------------
  TOTAL STOCKHOLDERS' EQUITY  .................................     6,872,108         2,963,590          4,143,494
                                                                  ------------      ------------       ------------
   TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY  ...................................................   $20,612,839       $20,194,201        $19,469,860
                                                                  ============      ============       ============

   The accompanying notes are an integral part of these financial statements.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                  (Formerly AB Plastics Holding Corporation)

                           STATEMENTS OF OPERATIONS



                                                     Predecessor                        Company        Predecessor       Company
                                  -------------------------------------------------  ----------------  -------------  -------------
                                                                     For the 48                        For the 26
                                       For the 52 Weeks Ended           Weeks          For the 4          Weeks        For the 26
                                  --------------------------------      Ended         Weeks Ended         Ended        Weeks Ended
                                   October 30,      October 29,       September       October 27,       April 28,       April 27,
                                      1994             1995           27, 1996            1996            1996            1997
                                  ---------------  ---------------  ---------------  ----------------  -------------  -------------
                                                                                     (Consolidated)    (Unaudited)    (Consolidated
                                                                                                                       (Unaudited)
SALES   ........................   $34,026,925      $42,678,959      $36,080,237       $3,265,206      $19,409,976     $20,244,365
COST OF SALES    ...............    30,695,123       38,960,968       32,126,687        2,625,813       17,337,835      16,393,249
                                   -----------      -----------      -----------       ----------      -----------     -----------
GROSS PROFIT  ..................     3,331,802        3,717,991        3,953,550          639,393        2,072,141       3,851,116
                                   -----------      -----------      -----------       ----------      -----------     -----------
OPERATING EXPENSES
 Selling   .....................       431,992          443,916          478,866           36,922          223,637         294,133
 Administrative  ...............     1,283,188        1,239,549        1,393,184          203,906          797,067       1,162,066
                                   -----------      -----------      -----------       ----------      -----------     -----------
   TOTAL OPERATING
    EXPENSE   ..................     1,715,180        1,683,465        1,872,050          240,828        1,020,704       1,456,199
                                   -----------      -----------      -----------       ----------      -----------     -----------
   OPERATING INCOME    .........     1,616,622        2,034,526        2,081,500          398,565        1,051,437       2,394,917
                                   -----------      -----------      -----------       ----------      -----------     -----------
OTHER INCOME (EXPENSE)
 Other income    ...............       284,183          130,676           48,296              -0-              -0-             -0-
 Interest expense   ............      (290,837)        (434,761)        (429,216)         (98,742)        (226,088)       (451,243)
 Other expenses  ...............           -0-              -0-              -0-          (19,397)             -0-             -0-
                                   -----------      -----------      -----------       ----------      -----------     -----------
   TOTAL OTHER EXPENSE   .              (6,654)        (304,085)        (380,920)        (118,139)        (226,088)       (451,243)
                                   -----------      -----------      -----------       ----------      -----------     -----------
INCOME BEFORE INCOME
 TAXES  ........................     1,609,968        1,730,441        1,700,580          280,426          825,349       1,943,674
INCOME TAX (EXPENSE)
 BENEFIT   .....................       (48,127)         (26,457)           9,526         (116,836)         (12,445)       (763,770)
                                   -----------      -----------      -----------       ----------      -----------     -----------
 NET INCOME   ..................   $ 1,561,841      $ 1,703,984      $ 1,710,106       $  163,590      $   812,904     $ 1,179,904
                                   ===========      ===========      ===========       ==========      ===========     ===========
Net income per share   .........                                                       $     0.05                      $      0.33
Weighted average common stock                                                          ==========                      ===========
 and common stock equivalents
 outstanding  ..................                                                        3,600,000                        3,600,000
PRO FORMA INCOME TAX DATA                                                              ==========                      ===========
 INCOME BEFORE INCOME
   TAXES   .....................   $ 1,609,968      $ 1,730,441      $ 1,700,580                       $   825,349
 PROVISION FOR INCOME
   TAXES (UNAUDITED)   .........      (643,987)        (692,176)        (680,232)                         (330,140)
                                   -----------      -----------      -----------                       -----------
 NET INCOME (Unaudited)   ......   $   965,981      $ 1,038,265      $ 1,020,348                       $   495,209
                                   ===========      ===========      ===========                       ===========

   The accompanying notes are an integral part of these financial statements.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                  (Formerly AB Plastics Holding Corporation)

                      STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                           Additional                          Total
                                             Number of        Common         Paid-In         Retained       Stockholders'
              Predecessor                     Shares           Stock         Capital         Earnings          Equity
-----------------------------------------  ---------------  -------------  -------------  ----------------  --------------
Balance, November 1, 1993    ............       9,965.40     $  110,840    $      -0-      $  4,987,020     $ 5,097,860
 Net Income   ...........................            -0-            -0-           -0-         1,561,841       1,561,841
 Distributions   ........................            -0-            -0-           -0-        (1,077,977)     (1,077,977)
                                            ------------     ----------    -----------     ------------     ------------
Balance, October 30, 1994    ............       9,965.40        110,840           -0-         5,470,884       5,581,724
 Net Income   ...........................            -0-            -0-           -0-         1,703,984       1,703,984
 Distributions   ........................            -0-            -0-           -0-          (413,600)       (413,600)
                                            ------------     ----------    -----------     ------------     ------------
Balance, October 29, 1995    ............       9,965.40        110,840           -0-         6,761,268       6,872,108
 Net Income   ...........................            -0-            -0-           -0-         1,710,106       1,710,106
 Distributions   ........................            -0-            -0-           -0-          (933,868)       (933,868)
                                            ------------     ----------    -----------     ------------     ------------
Balance, September 27, 1996  ............       9,965.40        110,840           -0-         7,537,506       7,648,346
          Company
---------------------------------------
Recapitalization    .....................            -0-     $      -0-    $      -0-      $ (7,537,506)    $(7,537,506)
Net Income    ...........................            -0-            -0-           -0-           163,590         163,590
Issuance of warrants   ..................            -0-            -0-       799,950               -0-         799,950
Stock retirement    .....................      (9,965.40)      (110,840)          -0-               -0-        (110,840)
Issuance of stock   .....................     500,000.00             50     2,000,000               -0-       2,000,050
Stock split   ...........................   1,500,000.00            150          (150)              -0-             -0-
                                            ------------     ----------    -----------     ------------     ------------
Consolidated Balance, October 27, 1996      2,000,000.00            200     2,799,800           163,590       2,963,590
 Net Income   ...........................            -0-            -0-           -0-         1,179,904       1,179,904
                                            ------------     ----------    -----------     ------------     ------------
Consolidated Balance, April 27, 1997
 (Unaudited)  ...........................   2,000,000.00     $      200    $ 2,799,800     $  1,343,494     $ 4,143,494
                                            ============     ==========    ===========     ============     ============

   The accompanying notes are an integral part of these financial statements.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                  (Formerly AB Plastics Holding Corporation)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Predecessor
                                        ---------------------------------------------------
                                                                             For the 48
                                              For the 52 Weeks Ended            Weeks
                                        ----------------------------------      Ended
                                         October 30,       October 29,      September 27,
                                             1994              1995             1996
                                        ----------------  ----------------  ---------------


CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income    ........................   $  1,561,841      $  1,703,984     $  1,710,106
                                         ------------      ------------     -------------
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
   (Gain) loss on sale of
    equipment    .....................        (59,961)            7,975              -0-
   Depreciation and amortization              746,137           875,651          826,238
   Deferred income taxes  ............         27,390             5,775           (1,587)
Changes in assets - (increase)
 decrease:
 Accounts receivable, net    .........        (81,220)       (2,562,502)         325,737
 Accounts receivable, other  .........         (6,723)              184           10,892
 Inventories  ........................       (703,138)         (708,385)       1,285,098
 Prepaid expenses   ..................         65,911            17,566          434,866
 Prepaid income taxes  ...............         30,422            24,749              -0-
 Income tax refund receivable   ......            -0-               -0-          (78,220)
 Deposits  ...........................       (206,893)          (75,008)        (167,953)
 Other assets    .....................        (50,000)         (160,208)         132,060
Changes in liabilities - increase
 (decrease):
 Accounts payable and accrued
   expenses   ........................      1,731,337         1,865,574       (1,417,354)
 Accrued wages and payroll taxes
   payable    ........................        (97,316)           65,521           10,602
 Income taxes payable  ...............         (9,203)           (4,067)          (7,939)
                                         ------------      ------------     -------------
 TOTAL ADJUSTMENTS  ..................      1,386,743          (647,175)       1,352,440
                                         ------------      ------------     -------------
 NET CASH PROVIDED BY
   OPERATING ACTIVITIES   ............      2,948,584         1,056,809        3,062,546
                                         ------------      ------------     -------------
CASH FLOWS FROM
 INVESTING ACTIVITIES
Proceeds from sale of equipment    ...         65,400            91,462              -0-
Purchase of equipment and
 improvements    .....................     (1,625,162)       (3,490,848)        (764,287)
Collection on note receivable, other          134,791           145,979          268,845
Proceeds from notes receivable,
 other  ..............................            -0-           (90,000)             -0-
Investment in subsidiary  ............            -0-               -0-              -0-
                                         ------------      ------------     -------------
 NET CASH USED IN
   INVESTING ACTIVITIES   ............   $ (1,424,971)     $ (3,343,407)    $   (495,442)
                                         ------------      ------------     -------------

                                           Company         Predecessor        Company
                                        ----------------  ---------------  ---------------
                                                           For the 26
                                          For the 4           Weeks         For the 26
                                         Weeks Ended          Ended         Weeks Ended
                                         October 27,        April 28,        April 27,
                                             1996             1996             1997
                                        ----------------  ---------------  ---------------
                                        (Consolidated)     (Unaudited)     (Consolidated)
                                                                            (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income    ........................   $    163,590     $    812,904     $  1,179,904
                                         ------------     -------------    -------------
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
   (Gain) loss on sale of
    equipment    .....................         19,397              -0-              -0-
   Depreciation and amortization               82,385          491,704          635,963
   Deferred income taxes  ............         38,142            1,343          146,997
Changes in assets - (increase)
 decrease:
 Accounts receivable, net    .........        253,360        3,237,602        2,346,239
 Accounts receivable, other  .........        (34,353)            (244)         (57,976)
 Inventories  ........................        118,037          (34,146)      (1,097,669)
 Prepaid expenses   ..................       (305,967)         128,355           62,072
 Prepaid income taxes  ...............         15,878              -0-           18,515
 Income tax refund receivable   ......            -0-              -0-          (42,942)
 Deposits  ...........................            -0-          159,862         (221,646)
 Other assets    .....................         13,298           51,078              -0-
Changes in liabilities - increase
 (decrease):
 Accounts payable and accrued
   expenses   ........................       (320,491)      (2,977,858)         254,756
 Accrued wages and payroll taxes
   payable    ........................         (2,866)          20,254          386,248
 Income taxes payable  ...............         62,816           11,102          (76,300)
                                         ------------     -------------    -------------
 TOTAL ADJUSTMENTS  ..................        (60,364)       1,089,052        2,354,257
                                         ------------     -------------    -------------
 NET CASH PROVIDED BY
   OPERATING ACTIVITIES   ............        103,226        1,901,956        3,534,161
                                         ------------     -------------    -------------
CASH FLOWS FROM
 INVESTING ACTIVITIES
Proceeds from sale of equipment    ...          6,000              -0-              -0-
Purchase of equipment and
 improvements    .....................        (15,930)        (769,511)        (399,068)
Collection on note receivable, other          431,165           69,429              -0-
Proceeds from notes receivable,
 other  ..............................            -0-              -0-          (50,000)
Investment in subsidiary  ............     (7,637,555)             -0-              -0-
                                         ------------     -------------    -------------
 NET CASH USED IN
   INVESTING ACTIVITIES   ............   $ (7,216,320)    $   (700,082)    $   (449,068)
                                         ------------     -------------    -------------

   The accompanying notes are an integral part of these financial statements.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                  (Formerly AB Plastics Holding Corporation)

               CONSOLIDATED STATEMENTS OF CASH FLOWS, continued



                                                           Predecessor
                                         -----------------------------------------------
                                                                          For the 48
                                             For the 52 Weeks Ended          Weeks
                                         ------------------------------      Ended
                                          October 30,     October 29,    September 27,
                                             1994            1995            1996
                                         ---------------  -------------  ---------------


CASH FLOWS FROM
 FINANCING ACTIVITIES
Proceeds from long-term debt  .........  $    184,600      $3,615,439    $        -0-
Proceeds from line of credit  .........           -0-             -0-       2,050,000
Repayment of long-term debt   .........      (511,886)       (490,000)     (3,545,419)
Repayment of capitalized lease
 obligations   ........................      (255,961)       (312,358)       (288,349)
Repayment of line of credit   .........           -0-             -0-             -0-
Proceeds from issuance of stock  ......           -0-             -0-             -0-
Distributions to shareholders .........    (1,077,977)       (185,800)       (933,868)
                                         -------------     ----------    -------------
NET CASH (USED IN)
 PROVIDED BY FINANCING
 ACTIVITIES ...........................    (1,661,224)      2,627,281      (2,717,636)
                                         -------------     ----------    -------------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS   ........................      (137,611)        340,683        (150,532)
CASH AND CASH
 EQUIVALENTS - Beginning   ............       265,272         127,661         468,344
                                         -------------     ----------    -------------
CASH AND CASH
 EQUIVALENTS (CASH
 OVERDRAFT) - Ending ..................  $    127,661      $  468,344    $    317,812
                                         =============     ==========    =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the periods for:
Interest ..............................  $    293,452      $  396,569    $    389,328
Income taxes   ........................  $     50,057      $      -0-             -0-
Noncash investing and financing
 activities:
Sale of equipment for a note
 receivable ...........................  $        -0-      $      -0-             -0-
Issuance of warrants ..................  $        -0-      $      -0-    $        -0-

                                            Company         Predecessor        Company
                                         ----------------  ---------------  ---------------
                                                            For the 26
                                           For the 4           Weeks         For the 26
                                          Weeks Ended          Ended         Weeks Ended
                                          October 27,        April 28,        April 27,
                                              1996             1996             1997
                                         ----------------  ---------------  ---------------
                                         (Consolidated)     (Unaudited)     (Consolidated)
                                                                             (Unaudited)
CASH FLOWS FROM
 FINANCING ACTIVITIES
Proceeds from long-term debt  .........   $   4,000,000    $        -0-     $        -0-
Proceeds from line of credit  .........       6,000,000             -0-              -0-
Repayment of long-term debt   .........      (4,451,250)     (1,545,000)             -0-
Repayment of capitalized lease
 obligations   ........................         (23,739)       (171,920)        (162,189)
Repayment of line of credit   .........             -0-             -0-       (2,850,000)
Proceeds from issuance of stock  ......       2,000,000             -0-              -0-
Distributions to shareholders .........             -0-        (461,801)             -0-
                                          -------------    -------------    -------------
NET CASH (USED IN)
 PROVIDED BY FINANCING
 ACTIVITIES ...........................       7,525,011      (2,178,721)      (3,012,189)
                                          -------------    -------------    -------------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS   ........................         411,917        (976,847)          72,904
CASH AND CASH
 EQUIVALENTS - Beginning   ............         317,812         468,344          729,730
                                          -------------    -------------    -------------
CASH AND CASH
 EQUIVALENTS (CASH
 OVERDRAFT) - Ending ..................   $     729,729    $   (508,503)    $    802,634
                                          =============    =============    =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the periods for:
Interest ..............................   $         -0-    $    231,558     $    451,470
Income taxes   ........................   $         -0-    $        -0-     $    717,500
Noncash investing and financing
 activities:
Sale of equipment for a note
 receivable ...........................   $      27,631             -0-     $        -0-
Issuance of warrants ..................   $     800,000    $        -0-     $        -0-

   The accompanying notes are an integral part of these financial statements.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                         NOTES TO FINANCIAL STATEMENTS

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 1 - Summary of Significant Accounting Policies

 Description of Business

     Compass Plastics & Technologies, Inc. (formerly AB Plastics Holding Corporation) and Subsidiary (collectively, the "Company") manufactures plastic parts to customer specifications using custom-made injection molds. The Company has a concentration of credit risk in accounts receivable from Japanese-owned television and computer manufacturing companies. Most of the Company's revenues are derived from several major Japanese television and computer manufacturers.

 Business Combination

     Compass Plastics & Technologies, Inc. (formerly AB Plastics Holding Corporation) ("Compass") was formed on May 30, 1996 for the purpose of acquiring the stock of AB Plastics Corporation ("AB Plastics"). The acquisition was accounted for as a purchase effective September 27, 1996. Compass did not have any activities during the period from May 30, 1996 to September 27, 1996. All financial statements for periods subsequent to September 27, 1996, the date the acquisition was consummated, will include the accounts of Compass and its wholly-owned subsidiary, AB Plastics. The Predecessor refers to AB Plastics prior to the consummation of the acquisition.

     The aggregate purchase price for the acquisition of AB Plastics stock was $7,637,555, which includes the cost of the acquisition, was financed through equity capital infusion, refinancing of long-term debt and issuance of a promissory note payable, and has been allocated to the assets purchased and the liabilities assumed of AB Plastics based upon the fair value on the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $1,381,797 and has been recorded as goodwill on the books of AB Plastics.

 General Accounting Policies

     The Company's accounting policies are substantially the same as that of the Predecessor.

 Principles of Consolidation

     The consolidated financial statements for the four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited) include the accounts of Compass and its wholly-owned subsidiary, AB Plastics. All significant intercompany transactions have been eliminated in consolidation.

 Fiscal Year

     The Company maintains its books on a 52/53 week year ending on the last Sunday in October. Fiscal years in the three-year period including the fiscal years ended October 27, 1996, October 29, 1995 and October 30, 1994, each contained 52 weeks.

 Goodwill

     Goodwill is being amortized on a straight-line basis over a twenty-year period. Amortization of goodwill charged to operations for the fifty-two weeks ended October 30, 1994 and October 29,1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997(unaudited) amounted to $0, $0, $0, $0, $5,274 and $34,557, respectively.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 1 - Summary of Significant Accounting Policies  -- (Continued)

 Advertising

     The Company expenses advertising costs as incurred.

 Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

     The Company has cash balances in banks in excess of the maximum amount insured by the FDIC as of October 27, 1996, October 29, 1995 and April 27, 1997 (unaudited).

 Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market.

 Equipment and Improvements

     Equipment and improvements are stated at cost. Depreciation is being provided on the straight-line and accelerated methods over the estimated useful lives of the assets.

 Deferred Income Taxes

     Deferred income taxes result mainly from temporary differences resulting from using straight-line depreciation for financial statement reporting and accelerated depreciation for income tax purposes.

 Stock Options

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company intends to continue to account for its stock based compensation plans in accordance with the provisions of APB 25 (see Notes 9 and 12).

 Interim Financial Information

     Financial information as of and for the twenty-six weeks ended April 27, 1997 and April 28, 1996 is unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the results for such period have been included; all adjustments are of a normal and recurring nature. Interim results are not necessarily indicative of results for a full year.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 1 - Summary of Significant Accounting Policies  -- (Continued)

 Fair Value of Financial Instruments

     The Company's financial instruments include cash, accounts receivable and accounts payable. Due to the short-term nature of these instruments, the fair value of these instruments approximate their recorded value. The Company has long-term debt which it believes is stated at estimated fair market value.

 Revenue Recognition

     Revenue from sales of products is recognized when products are shipped to the customer.

 Proforma Income Tax Provision (Unaudited)

     The unaudited income tax provision presented for the fifty-two weeks ended October 30, 1994 and October 29 1995, twenty-six weeks ended April 28, 1996 and forty-eight weeks ended September 27, 1996 have been prepared assuming an effective combined federal and state tax rate of 40%.

 Proforma Operating Results (Unaudited)

     The following are the proforma operating results for the fifty-two week period ended October 27, 1996 and October 29, 1995, as if the acquisition by the Company described above had occurred on October 30, 1995 and October 31, 1994, respectively. The proforma results give effect to changes in amortization and deferred income taxes from valuing the acquired net assets at estimated fair value and recording the excess of purchase price over the net assets acquired.

                                                      52 Weeks Ended       52 Weeks Ended
                                                      October 27, 1996     October 29, 1995
                                                        (Unaudited)         (Unaudited)
                                                      ------------------   -----------------
     Revenue   ....................................      $ 39,345,443        $ 42,678,959
     Operating income   ...........................      $  2,420,065        $  2,034,526
     Other expenses  ..............................      $  1,223,059        $  1,065,390
     Net income   .................................      $    670,644        $    535,450
     Net income per share  ........................      $       0.19        $       0.15
     Weighted average common stock and common stock
       equivalents outstanding   ..................         3,600,000           3,600,000

     The proforma results of operations are not necessarily indicative of the actual operating results that would have occurred had the acquisition been consummated at the beginning of the period.

  Earnings per Share

     The computation of earnings per share is based on the weighted average number of outstanding common stock and common stock equivalents (stock options) and warrants of 3,600,000 for all periods. The number of outstanding common shares reflects a 4-for-1 stock split and the dilutive effects of 1,600,000 common stock equivalents (subsequent to the stock split) related to the Company's stock option plan and stock purchase warrants using the modified treasury stock method (see Notes 9, 10 and 12). The number of common shares outstanding is applied retroactively to all periods presented for earnings per share purposes to reflect earnings per share as if the common stock equivalent shares were outstanding for all periods presented.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 1 - Summary of Significant Accounting Policies  -- (Continued)

 Accounts Receivable

     Accounts receivable at October 29, 1995, October 27, 1996 and April 27, 1997 (unaudited) is shown net of allowance for doubtful accounts of $12,400.

NOTE 2 -- Inventories


     Inventories consist of the following:



                                               Predecessor               Company
                                              -------------   ----------------------------
                                              October 29,     October 27,     April 27,
                                                 1995            1996           1997
                                              -------------   -------------   ------------
                                                                              (Unaudited)
Raw materials   ...........................    $1,944,202      $  912,708     $1,291,472
Finished goods and work in-process   ......     1,352,601         980,960      1,699,865
                                               -----------     -----------    -----------
 Total   ................................ .    $3,296,803      $1,893,668     $2,991,337
                                               ===========     ===========    ===========

NOTE 3 -- Prepaid Expenses


     Prepaid expenses consist of the current portion of deferred financing costs and various other prepaid expenses. Deferred financing costs are being amortized over the life of the respective loan and other prepaid expenses are being amortized over their useful lives.

NOTE 4 -- Equipment and Improvements


     Equipment and improvements consist of the following:


                                             Predecessor               Company
                                            -------------   ----------------------------
                                            October 29,     October 27,     April 27,
                                               1995            1996           1997
                                            -------------   -------------   ------------
                                                                            (Unaudited)
Equipment  ..............................   $15,520,169      $7,947,016     $7,954,306
Mobile equipment    .....................       131,669          29,979         30,177
Office furniture and equipment  .........       554,572         353,935        401,373
Leasehold improvements    ...............       633,513         367,880        367,880
Construction in progress  ...............           -0-             -0-        747,890
                                            ------------     -----------    -----------
                                             16,839,923       8,698,810      9,501,626
 Less: accumulated depreciation   ..... .     8,040,836          75,883        612,901
                                            ------------     -----------    -----------
   Equipment and Improvements, Net.         $ 8,799,087      $8,622,927     $8,888,725
                                            ============     ===========    ===========

     Depreciation expense charged to operations for the fifty-two weeks ended October 30, 1994 and October 29,1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997(unaudited) amounted to $706,141, $808,984, $456,704, $822,103, $75,883 and $537,017,
respectively.


     On September 27, 1996, equipment and improvements were revalued in accordance with the purchase method of accounting.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 5 -- Other Assets

     Other assets are stated at cost and consist of the following:



                                         Predecessor               Company
                                        -------------   ----------------------------
                                        October 29,     October 27,     April 27,
                                           1995            1996           1997
                                        -------------   -------------   ------------
                                                                        (Unaudited)
Deferred financing costs, net  ......     $    -0-        $178,442        $160,558
Other asset  ........................       26,465           7,505             -0-
License fee, net   ..................      130,833          17,500             -0-
                                          ---------       ---------       ---------
                                          $157,298        $203,447        $160,558
                                          =========       =========       =========

     Amortization expense charged to operations for the fifty-two weeks ended October 30, 1994 and October 29,1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997(unaudited) amounted to $39,996, $66,667, $35,000, $4,135, $1,228 and $64,389,
respectively.

NOTE 6 -- Long-Term Debt

     On October 29, 1995, AB Plastics had a note payable to Manufacturers Bank, with an outstanding principal balance of $1,306,669, payable in monthly principal installments of $40,833 plus interest at either the prime rate plus
 .50% or the Libor rate plus 2.75%, with all unpaid principal and interest due in May 1998. AB Plastics also had a revolving line of credit with Manufacturers Bank of which $3,000,000 was outstanding under this line of credit on October 29, 1995, payable in monthly installments of interest only at either the prime rate plus .25% or the bank's Libor rate plus 2.50%. Beginning in March 1996, the line of credit was extended until March 15, 1997.

     AB Plastics also had an additional line of credit from Manufacturers Bank for the purchase of equipment which provided for monthly payments of interest and principal of $37,161 beginning March 1996 through March 2000. At October 29, 1995, $1,500,000 was outstanding under the equipment line of credit. In connection with the acquisition of the AB Plastics stock by Compass, all of the outstanding debt payable to Manufacturers Bank was repaid on September 27, 1996.

     On September 27, 1996, AB Plastics entered into a line of credit agreement (the "Credit Agreement"), with a bank (the "Bank") to borrow up to the lesser of $10,000,000 or the borrowing base, which consists of 85% of eligible accounts receivable and 50% of eligible inventory (the "Borrowing Base") plus a Borrowing Base supplemental amount under a revolving line of credit (the "Line of Credit"). The Borrowing Base supplemental amount at October 27, 1996 was $6,000,000 and commencing October 31, 1996 is to be reduced by $100,000 monthly. The Line of Credit matures on July 3, 2001, at which time the outstanding principal balance will be due and payable. The interest rate under the Line of Credit is 1/2% above the Bank's prime rate which was 81/4% on October 27, 1996, unless AB Plastics elects an optional interest calculation based on Eurodollars. At October 27, 1996, $6,000,000 was outstanding under the Line of Credit.

     In accordance with the Credit Agreement, AB Plastics also has an available equipment Line of Credit for $2,000,000 for which there was no outstanding balance at October 27, 1996. The interest rate on this line is 1/4% above the Bank's prime rate which was 81/4% on October 27, 1996. Interest is payable monthly and principal payments are to be repaid in 36 equal monthly installments provided that the last payment shall be made no later than July 31, 2000. AB Plastics will also pay a commitment fee of .25% annually, payable quarterly on the unused line.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 6 -- Long-Term Debt  -- (Continued)

     The Credit Agreement is collateralized by substantially all of the assets of AB Plastics. Compass has guaranteed the Credit Agreement and the guaranty is secured by a pledge of all of the capital stock of AB Plastics. The Bank requires that AB Plastics maintain a stated net worth amount, and other financial ratios requirements, which AB Plastics met at October 27, 1996.

     On September 27, 1996, Compass and AB Plastics entered into a loan agreement with a financial institution (the "Lender") in the amount of $4,000,000, which is evidenced by a promissory note (the "Note") which bears interest at 13.5% per annum with interest only payable monthly commencing on November 1, 1996. Annual principal payments are required on April 1, 1999, April 1, 2000 and April 1, 2001 equalling the lesser of excess cash flows as defined in the Note or $1,000,000. The remaining unpaid principal balance will be due and payable on September 27, 2001. The debt, which was recorded on Compass's books, was utilized by Compass to purchase the stock of AB Plastics. The Note, which has restrictions as to payment of dividends and issuance of stock rights, is subordinated to the Credit Agreement and is secured by substantially all the assets of AB Plastics.


     In consideration of making the loan, the Lender was granted the right (the "Warrant") to purchase up to 800,000 shares (after giving effect to the Company's 4-for-1 stock split) of the Company's common stock at a total exercise price of $2,000 (see Note 10). The Warrant is exercisable at any time until October 31, 2001. The Warrant, which was valued at $800,000 on September 27, 1996, has been recorded as deferred loan fees and is being amortized over the life of the loan. The Company's fair value determination was based on several commonly used methodologies for the determination of fair market value of the Warrant.


     At April 27, 1997, the outstanding balance under the Credit Agreement and the Line of Credit was $3,150,000. There was no outstanding balance under the equipment line. At April 27, 1997, the outstanding balance with the Lender was $4,000,000.

     The following is a schedule of the future minimum principal payment requirements on the Company's long-term debt:


          Fifty-Two Weeks ending
          last Sunday in October      Amount
          ------------------------   ------------
          1997  ..................   $       -0-
          1998  ..................           -0-
          1999  ..................     1,000,000
          2000  ..................     1,000,000
          2001  ..................     8,000,000
                                    ------------
          Total    ...............   $10,000,000
                                    ============

NOTE 7 -- Capitalized Lease Obligations

     The Company is the lessee of equipment under capital leases expiring through the year 2000. The assets and liabilities are recorded at fair-market value. The assets are being depreciated over their estimated useful lives. Depreciation of assets under capital leases charged to expense for the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997(unaudited) amounted to $50,592, $62,072, $39,072, $72,132, $6,012 and
$39,072, respectively. The following is a summary of property held under capital leases included in equipment:

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 7 -- Capitalized Lease Obligations  -- (Continued)


                                           Predecessor                Company
                                          -------------   ------------------------------
                                          October 29,     October 27,      April 27,
                                             1995            1996            1997
                                          -------------   -------------   --------------
                                                          (Unaudited)
Equipment   ...........................    $1,980,334      $1,351,859      $1,735,644
Less: accumulated depreciation   ......      (419,472)         (6,012)        (45,084)
                                           ----------      ----------      ----------
   Total    ...........................    $1,560,862      $1,345,847      $1,690,560
                                           ==========      ==========      ==========

     Minimum future lease payments under capital leases as of October 27, 1996 for each of the next four years, and in the aggregate, are as follows:



                  Fifty-Two Weeks ending
                  last Sunday in October                       Amount
     ----------------------------------------------------   ------------
     1997   .............................................    $ 331,208
     1998   .............................................      225,419
     1999   .............................................      124,620
     2000   .............................................       83,080
                                                             ---------
     Total minimum lease payments   .....................      764,327
     Less: amount representing interest   ...............      (90,588)
                                                             ---------
     Present value of net minimum lease payments   ......    $ 673,739
                                                             ---------
     Current portion    .................................    $ 286,705
     Long-term portion  .................................      387,034
                                                             ---------
     Total  .............................................    $ 673,739
                                                             =========

     Interest rates on capitalized leases vary from 7.5% to 8.35% and are imputed based on the lessor's implicit rate of return.

NOTE 8 -- Income Tax Expense and Deferred Income Taxes

     Prior to its acquisition by Compass, AB Plastics was taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under these provisions, AB Plastics was not imposed Federal corporate income taxes and only paid 1.5% of state income taxes. When AB Plastics was acquired by Compass, it became a "C" corporation. The differences in depreciation methods and estimated lives used by AB Plastics for book and tax purposes resulted in a deferred tax liability upon AB Plastics becoming a "C" corporation. Accordingly, the principal components of the deferred tax liability consist primarily of temporary differences in depreciation expense. These same temporary differences for depreciation methods and estimated lives create ongoing deferred tax adjustments. Income taxes are allocated between the parent and subsidiary based on the taxable income and loss of each entity. A summary of income tax expense is as follows:

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 8 -- Income Tax Expense and Deferred Income Taxes  -- (Continued)


                                                      Predecessor                                         Company
                             -------------------------------------------------------------   ----------------------------------
                                                           For the 26        For the 48        For the 4         For the 26
                               For the 52 Weeks Ended      Weeks Ended       Weeks Ended      Weeks Ended       Weeks Ended
                             --------------------------   ----------------   -------------   ----------------   ---------------
                             October 30,     October                         September        October 27,
                                1994         29, 1995     April 28, 1996      27, 1996           1996           April 27,1997
                             -------------   ----------   ----------------   -------------   ----------------   ---------------
                                                           (Unaudited)                       (Consolidated)     (Consolidated)
                                                                                                                (Unaudited)
Federal    ...............      $   -0-        $   -0-        $   -0-          $    -0-          $ 49,000          $474,915
State   ..................       25,490         20,682         12,445            (7,939)           29,694           141,858
Deferred Income taxes            22,637          5,775            -0-            (1,587)           38,142           146,997
                                --------      --------        --------         --------          ---------         ---------
 Total Income Taxes             $48,127        $26,457        $12,445          $ (9,526)         $116,836          $763,770
                                ========      ========        ========         ========          =========         =========

     A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:



                                                      Predecessor                                       Company
                            ---------------------------------------------------------------   ---------------------------
                                  For the 52 Weeks          For the 26       For the 48       For the 4       For the 26
                                        Ended               Weeks Ended     Weeks Ended       Weeks Ended     Week Ended
                            -----------------------------   -------------   ---------------   -------------   -----------
                            October 30,     October 29,     April 28,       September 27,     October 27,     April 27,
                               1994            1995            1996             1996             1996           1997
                            -------------   -------------   -------------   ---------------   -------------   -----------
Computed at the
 expected statutory
 rate  ..................                                                                         34.00%         34.00%
Surtax exemption   ......                                                                         (0.41)          (.70)
State income tax - net
 of federal tax benefit                                                                            6.14           6.00
                                                                                                 ------         ------
Income tax expense -
 effective rate    ......   "S" Corp.       "S" Corp.       "S" Corp.        "S" Corp.            39.73%         39.30%
                                                                                                 ======         ======

     Significant components of the Company's deferred income tax liabilities and assets as of September 27, 1996 and October 27, 1996 as calculated in accordance with FASB Statement No. 109 consist primarily of temporary differences in depreciation relating to property and equipment.

NOTE 9 -- Commitments and Contingencies

 Lease Commitments

     The Company is presently obligated under two noncancelable operating leases for buildings which it occupies, expiring between December 31, 2000 and August 20, 2004. The main building at 15730 South Figueroa Street in Gardena, California is being leased from the prior stockholders of AB Plastics at an annual rental of $422,400. In addition to minimum rental payments, the building lease requires payment of real property taxes. A second building located at 1700 South Wilmington Street in Compton, California is being leased from an outside party at an annual rental of $230,400. In addition to minimum rental payments, the building lease requires payment of applicable operating expenses (including property taxes and various maintenance costs).

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 9 -- Commitments and Contingencies  -- (Continued)

     The following is a schedule of future minimum rental payments subject to cost of living increases:


          Fifty-Two Weeks ending
          last Sunday in October      Amount
          ------------------------   -----------
          1997  ..................   $  652,800
          1998  ..................      664,800
          1999  ..................      676,800
          2000  ..................      676,800
          2001  ..................      464,800
          Thereafter  ............    2,041,440
                                    -----------
            Total    .............   $5,177,440
                                    ===========

     The Company has an option to purchase the South Figueroa Street facility from the prior stockholders at fair market value. The option is exercisable on or before November 20, 2005. On March 10, 1997, the Company exercised its option to purchase the South Figueroa Street facility for $3,100,000.

     In addition, the Company leases mobile equipment and forklifts for monthly payments of $1,900. Rent expense for the fifty-two weeks ended October 30, 1994, October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited) amounted to $830,495, $900,623, $428,430, $834,584, $55,731 and $312,931 respectively.

 Employment Agreements

     The Company has employment agreements with certain key employees of the Company, which expire at various dates through September 29, 2001. Some of the agreements provide for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries under these agreements at October 27, 1996, excluding bonuses, was approximately $1,300,000.

 Management Agreements

     The Company also entered into management agreements with two companies individually owned by the Company's Chairman and President, respectively, to provide consulting services over a five year period. The aggregate commitment for future services under these agreements at October 27, 1996 was approximately $1,000,000. In July 1997, the management agreement with the Company's president was retroactively amended and restated as an employment agreement with substantially identical terms and conditions.

 Stock Option Plan and Stock Warrants


     On September 29, 1996, Compass adopted a stock option plan providing for both incentive and nonqualified stock options, pursuant to which the Company reserved 200,000 shares of common stock of Compass ("Common Stock") for grant under the Plan (the "1996 Plan"). The 1996 Plan required that all options be granted at an exercise price not less than fair market value unless otherwise determined by the option committee. On September 29, 1996, Compass granted incentive options to various employees and officers of the Company to purchase 200,000 shares of common stock at an exercise price of $4.00 per share to be exercised over a six year period (see Note 1). Such share amounts and exercise price were subsequently adjusted on an arithmetic basis to reflect the 4-for-1 stock split described in Note 12.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 9 -- Commitments and Contingencies  -- (Continued)

     Effective on the date of the Initial Public Offering (see Note 12), certain of such stock options will be exercised. Pursuant to such option exercises, and the exercises of the warrants described below, the Company will issue an aggregate of 1,560,000 post-split shares of common stock, and will receive aggregate proceeds of $762,000 (of which $2,000 will be in cash and $760,000 will be in the form of promissory notes).

     Except for $2,000 to be received in cash from a financial institution upon exercise of warrants for 800,000 shares, the purchase price for such shares will be paid by delivering to the Company 8% non-recourse promissory notes by two executive officers of the Company which are secured only by a pledge of their respective shares and by 8% full-recourse promissory notes by the remaining individual holders of the options and warrants, in each case payable semi-annually as to interest, and as to principal, to occur on the earlier of
(a) the sale of the Company to any unaffiliated third party, whether through merger, sale of assets or like consolidation or combination or (b) September 30, 2001. In addition, to the extent that such officers shall effect any public or private sale, transfer or other disposition of any of their shares of common stock, they will be obligated to apply all net after-tax proceeds to the payment of their respective notes until such notes are paid in full. In accordance with the terms of the full-recourse promissory notes, the Company intends to exercise its rights with respect to payment of such notes. No new measurement date will occur at the date of the notes for stock compensation purposes.

     Compass issued warrants to the Chairman and President of the Company to purchase an aggregate of 100,000 shares of common stock at $4.00 per share, exercisable at any time and from time to time in whole or in part from the date of grant through December 31, 2002. The Company also issued a warrant to a financial institution to purchase 200,000 shares of common stock at $.01 per share, exercisable on the date of grant (see Note 6).

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the "measurement date," no compensation expense is recognized.

     The retroactive effect of the 4-for-1 stock split on the common stock, stock options and stock warrants is as follows:


                                           Common        Stock        Stock
                                           Stock         Options     Warrants        Total
                                         -------------   ---------   -----------   -------------
Numbers of shares outstanding   ......      500,000      200,000       300,000      1,000,000
Purchase of treasury stock   .........     (100,000)                                 (100,000)
                                          ---------                                 ---------
(Using the modified treasury stock
 method)   ...........................      400,000      200,000       300,000        900,000
Stock split   ........................            4            4             4              4
                                          ---------      --------    ----------     ---------
Common stock and common stock
 equivalents outstanding after the
 retroactive effect of stock split   .    1,600,000      800,000     1,200,000      3,600,000
                                          =========      ========    ==========     =========

 Contingent Purchase Price

     In connection with the acquisition of AB Plastics, on September 27, 1996, the Company has a contingent liability up to $500,000. The Company cannot determine the outcome of this matter as of the date of this report. Any amounts to be paid in the future as a result of this contingency will be recorded as goodwill and will be amortized in accordance with the Company's policy for amortization of goodwill.

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 10 -- Stock Option Plan and Stock Purchase Warrants


     Summary information with respect to the stock option plan is as follows:

                                                               Range of       Outstanding     Outstanding
                                                               Exercise        Options         Options
                                                               Incentives      Granted        Exercisable
                                                               ------------   -------------   ------------
Balance, September 29, 1996
(Inception)
Activity:
---------
 Granted    ................................................      $4.00          200,000         23,063
 Exercised  ................................................        -0-              -0-            -0-
 Canceled   ................................................        -0-              -0-            -0-
                                                                  ------         --------        -------
Balance, October 27, 1996  .................................      $4.00          200,000         23,063
Stock split    .............................................          4                4              4
                                                                  ------         --------        -------
Balance after the retroactive effect of stock split   ......      $1.00          800,000         92,252
                                                                  ======         ========        =======

NOTE 11 - Economic Dependency


 Major Customers


     The Company sells a substantial portion of its product to several major customers. Sales to major customers which exceeded 10% of sales in the aggregate and accounts receivable from such customers are as follows:



                                                          Predecessor                                       Company
                                   ----------------------------------------------------------  ---------------------------------
                                         For the 52 Weeks        For the 26     For the 48       For the 4        For the 26
                                              Ended                 Weeks          Weeks           weeks             Weeks
                                   ----------------------------     Ended          Ended           Ended             Ended
                                   October 30,    October 29,     April 28,      September      October 27,        April 27,
                                      1994           1995           1996         27, 1996           1996             1997
                                   -------------  -------------  -------------  -------------  ----------------  ---------------
                                                                 (Unaudited)                   (Consolidated)    (Consolidated)
                                                                                                                  (Unaudited)
Sales to major customers   ......  $29,881,703    $38,614,539    $16,207,292    $30,293,400      $2,707,845        $14,708,211
                                   ============   ============   ============   ============     ===========       ============
Accounts receivable from
 major customers  ...............  $ 3,207,431    $ 5,083,781    $ 2,830,510    $ 5,781,803      $5,048,887        $ 2,021,428
                                   ============   ============   ============   ============     ===========       ============

 Major Suppliers


     The Company purchased a substantial portion of its raw material from its largest customer under their supply agreements with major resin producers.


NOTE 12 -- Initial Public Offering and Subsequent Events

 Stock Split

     On May 29, 1997, the Board of Directors of the Company, in connection with the IPO, approved a 5.4-for-1 stock split of the Company's common stock. On July 18, 1997 the Board of Directors amended such resolution retroactive to May 29, 1997 to reduce such 5.4-for-1 stock split to a 4-for-1 stock split. The Board

                     COMPASS PLASTICS & TECHNOLOGIES, INC.
                   (Formerly AB Plastics Holding Corporation)

                 NOTES TO FINANCIAL STATEMENTS  -- (Continued)

     For the fifty-two weeks ended October 30, 1994 and October 29, 1995, twenty-six weeks ended April 28, 1996 (unaudited), forty-eight weeks ended
           September 27, 1996, four weeks ended October 27, 1996 and for the twenty-six weeks ended April 27, 1997 (unaudited)

NOTE 12 -- Initial Public Offering and Subsequent Events  -- (Continued)

of Directors additionally authorized amending Compass' certificate of incorporation in order to change the name of Compass from AB Plastics Holding Corporation to Compass Plastics & Technologies, Inc. and increase the number of authorized shares of Compass from 5 million shares to 20 million shares of common stock and from 1 million shares to 5 million shares of preferred stock. In connection with the amendment to the certificate of incorporation the par value of common stock and preferred stock remains at $.0001 per share. Accordingly, all shares and per share amounts have been retroactively restated for this stock split (see Note 1).

Initial Public Offering (unaudited)

     On June 6, 1997 the Company filed a registration statement on Form S-1 offering 1.3 million shares of common stock at an estimated offering price between $7.00 and $8.00 per share as an Initial Public Offering ("IPO"). On July 21, 1997, concurrent with the change in the stock split, the Company amended the terms of its proposed IPO to offer 1.2 million shares at an estimated offering price of between $8.50 and $9.50 per share. In accordance with the letter of intent between the Company and the underwriter (the "letter of intent"), the underwriter has received an option (the "Over-Allotment Option") to purchase an additional number of shares from the Company or selling shareholders equal to 15 percent (15%) of the number of shares sold to the public for the purpose of covering over-allotments in the sale of firm commitment shares. The letter of intent also provides that the managing underwriter or its designees shall be entitled to receive, at the closing of the IPO, purchase warrants (the "Underwriter's Warrants") for the purchase of a number of shares equal to ten percent (10%) of the number of shares sold to the public. The underwriter's warrants will be exercisable at a price per share equal to one hundred twenty percent (120%) of the public offering price.

 Loan Amendment (Unaudited)

     On June 4, 1997, AB Plastics amended its Loan Agreement with the Bank to, among other things, extend the availability period under the Equipment Line to October 31, 1997 and to extend the repayment terms to 48 months.

 1997 Stock Option Plan (unaudited)


     In June 1997, the stockholders of Compass approved Compass's 1997 Stock Option Plan, as previously adopted by the Compass's Board of Directors (the "1997 Plan"), pursuant to which officers, directors, key employees and consultants of the Company are eligible to receive incentive stock options and non-qualified stock options to purchase up to an aggregate of 800,000 shares of Common Stock. There are 222,222 currently outstanding stock options under the 1997 Plan which expire on October 31, 2002. The options, which are variable plan options, are exercisable at the IPO price only during the period of the employment of the holder of the options and are exercisable only to the extent of (a) 74,074 shares only if the average of the closing prices of the Company's common stock, as reported on Nasdaq or any national securities exchange for any 30 consecutive trading days (the "Average Closing Price"), equals or exceeds $17.00 per share, (b) 148,148 shares only if the Average Closing Price equals or exceeds $25.50 per share, or (c) 222,222 shares only if the Average Closing Price equals or exceeds $34.00 per share. (See Note 1). For the variable plan options, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date that it becomes probable that the options vest and become exercisable over the exercise price (the amount the employee must pay to acquire the stock). The above variable plan options are evaluated with respect to compensation costs on a quarterly basis by management. No compensation costs have been recognized in the Company's financial statements with respect to stock options. The minimum amount of expense the Company would have to recognize if the target prices are met would be approximately $3,667,000.

================================================================================

       No dealer, salesperson or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                 --------------------------------------------

                               TABLE OF CONTENTS

                                               Page
                                             ---------
Prospectus Summary   .....................       3
Risk Factors   ...........................       8
The Company ..............................      14
Use of Proceeds   ........................      15
Dividend Policy   ........................      16
Capitalization ...........................      16
Dilution .................................      17
Selected Financial Data ..................      18
Pro Forma Statements of Operations  ......      20
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations  ...........................      21
Business .................................      27
Management  ..............................      36
Principal and Selling Stockholders  ......      43
Certain Transactions .....................      45
Description of Securities  ...............      47
Shares Eligible for Future Sale  .........      49
Underwriting   ...........................      50
Legal Matters  ...........................      51
Experts  .................................      51
Additional Information  ..................      51
Index to Financial Statements ............      F-1

                 --------------------------------------------


       Until          , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

================================================================================

================================================================================








                                1,333,333 Shares








                               Compass Plastics &
                               Technologies, Inc.



                                  Common Stock




                                  ------------
                                   PROSPECTUS
                                  ------------








                                 CRUTTENDEN ROTH
                                  INCORPORATED




                             JOSEPHTHAL LYON & ROSS
                                  INCORPORATED







                                     , 1997
================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth all costs and expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

   Securities and Exchange Commission registration fee  ......   $  4,874.79
   NASD filing fee  ..........................................      2,108.68
   Nasdaq National Market fee   ..............................     20,800.00
   Accounting fees and expenses ..............................    100,000.00
   Legal fees and expenses   .................................    200,000.00
   Printing and engraving expenses ...........................     75,000.00
   Transfer agent and registrar fees  ........................      5,000.00
   Blue Sky fees and expenses   ..............................      5,000.00
   Representative's non-accountable expense allowance   ......    324,000.00
   Directors' and Officers' Insurance ........................     50,000.00
   Miscellaneous expenses ....................................      5,216.53
                                                                ------------
     Total    ................................................   $792,000.00
                                                                ============

Item 14. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Restated Certificate of Incorporation and By-laws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including the circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnity agreements with its directors and executive officers that require the Registrant, among other things, to indemnify then against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officers' liability insurance, if available on reasonable terms.

     These indemnification provisions and the indemnity agreements to be entered into between the Registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.


Item 15. Recent Sales of Unregistered Securities.

     The Registrant has issued or sold the following unregistered securities:

     (a), (c) On September 27, 1996, in connection with the acquisition of AB Plastics, the Company sold an aggregate of 500,000 shares of its Common Stock, in each case for $4.00 per share, as follows:

      Name of Purchaser                                         Number of Shares
      -----------------                                         ----------------
 North Atlantic Smaller Companies Investment Trust plc               196,875
 Foreign and Colonial Enterprise Trust                                37,500
 The Equitable Life Assurance Society of the United Kingdom           37,500
 Bank of Bermuda                                                      37,500
 Chase Nominees Ltd.                                                  37,500
 Bank of Scotland (Isle of Man) Limited                               28,125
 Private Equity Partners, L.P.                                       125,000

     The Company also sold on such date, for nominal consideration, warrants to purchase Common Stock, as follows:



          Name of Purchaser              Number of Shares
          -----------------              ----------------
   Sirrom Investments, Inc.                  200,000
   Michael A. Gibbs                           50,000
   Geoffrey J.F. Gorman and group             50,000

     In addition, the Company granted stock options to purchase Common Stock, each at an exercise price of $4.00 per share, to Michael A. Gibbs (50,000 options), Geoffrey J.F. Gorman and group (16,937 options), James S. Adams (11,531 options), Stephen M. Adams (5,766 options), Robin Adams Tompkins (5,766 options) and other officers in the aggregate (110,000 options). Further stock options to purchase 222,222 shares of Common Stock (post-split) were granted to Mr. Gibbs under the Company's 1997 Stock Option Plan in June 1997, at an exercise price equal to the initial public offering price per share in this offering. No consideration was paid to the Company by any recipient of any of the foregoing options for the grant of any such options.

     In July 1997, the Company's stockholders authorized a 4-for-1 stock split to be consummated prior to the effectiveness of this offering. Pursuant to such stock split, each stockholder, for no additional consideration, is entitled to receive 4.0 shares of common stock for each share of common stock previously held or to which it has the right to receive.

     (b) There were no underwriters employed in connection with any of the transactions set forth in Item 15(a).

     (d) The issuances described in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, certain of the issuances described in the third paragraph of Item 15(a) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits.



Exhibit No.     Description
-----------     -----------

 1.1            Form of Underwriting Agreement
 3.1            Restated Certificate of Incorporation of the Company.
 3.2            By-Laws of the Company.
 4.1            Specimen Common Stock Certificate.
 4.2            Form of Representative's Warrant Agreement between the Company and the Representative, including form of Representative's Warrant therein.
 5.1            Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel.
10.1            Form of Indemnification Agreement.
10.2            1996 Stock Option Plan.
10.3            1997 Stock Option Plan.
10.4            Management Agreement, dated as of October 1, 1996 but effective as of August 1, 1996, between
                AB Plastics, the Company and Private Equity Partners, L.L.C.
10.5            Form of Employment Agreement, dated July 1997, between the Company and Michael A. Gibbs.
10.6            Employment Agreement, dated September 27, 1996, between AB Plastics and James S. Adams.
10.7            Employment Agreement, dated January 31, 1997, between AB Plastics and G. Michael Frink.
10.8            Employment Agreement, dated September 27, 1996, between AB Plastics and Stephen M. Adams.
10.9            Employment Agreement, dated as of September 27, 1996, between AB Plastics and Jawed Ghias.


Exhibit No.     Description
-----------     -----------
10.10           Employment Agreement, dated as of September 27, 1996, between AB Plastics and Paul J.
                Iacono.
10.11           Commercial Loan Agreement, dated as of September 27, 1996, between Sumitomo Bank of
                California and AB Plastics, as amended on June 5, 1997.
10.12           Facility License Agreement, dated May 1, 1994, between Melea Limited and AB Plastics.
10.13           Loan Agreement, dated as of September 27, 1996, between Sirrom Investments, Inc. and
                AB Plastics.
11.1            Statement re: Computation of Per Share Earnings.
16.1            Letter re: Change in Certifying Accountant.
21.1            Subsidiaries of the Company.
23.1*           Consent of Marcum & Kliegman LLP.
23.2*           Consent of Block, Plant, Eisner, Fiorito & Belak-Berger.
23.3            Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel (included in the opinion filed as Exhibit 5.1).
24.1            Power of Attorney (set forth on signature page of the Registration Statement).
27.1            Financial Data Schedule.
99.1            Letter, dated July 10, 1997, from Marcum & Kliegman LLP to the Commission with respect to licensing in California.

------------
   Unless otherwise indicated, exhibits were previously filed.
 * Filed herewith.

     (b) Financial Statement Schedules.

     None.

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardena, State of California, on the 20th day of August, 1997.


                                     COMPASS PLASTICS & TECHNOLOGIES, INC.


                                     By:/s/ Michael A. Gibbs
                                        ----------------------------------------
                                        Michael A. Gibbs
                                        President


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                                              Title                            Date
---------                                              -----                            ----
/s/Geoffrey J.F. Gorman*            Chairman of the Board and Director             August 20, 1997
Geoffrey J.F. Gorman
/s/Michael A. Gibbs                 President and Director (Principal Executive    August 20, 1997
Michael A. Gibbs                    Officer)
/s/Paul J. Iacono*                  Vice President-Finance (Principal Financial    August 20, 1997
Paul J. Iacono                      or Accounting Officer)
/s/Christopher H.B. Mills*          Director                                       August 20, 1997
Christopher H.B. Mills
/s/Jay M. Swanson*                  Director                                       August 20, 1997
Jay M. Swanson


*By: /s/Michael A. Gibbs
 -------------------------------
    Michael A. Gibbs
    Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------
 1.1            Form of Underwriting Agreement.
 3.1            Restated Certificate of Incorporation of the Company.
 3.2            By-Laws of the Company.
 4.1            Specimen Common Stock Certificate.
 4.2            Form of Representative's Warrant Agreement between the Company and the Representative, including form of Representative's Warrant therein.
 5.1            Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel.
10.1            Form of Indemnification Agreement.
10.2            1996 Stock Option Plan.
10.3            1997 Stock Option Plan.
10.4            Management Agreement, dated as of October 1, 1996 but effective as of August 1, 1996, between AB Plastics, the Company and Private Equity Partners, L.L.C.
10.5            Form of Employment Agreement, dated July 1997, between the Company and Michael A.
                Gibbs.
10.6            Employment Agreement, dated September 27, 1996, between AB Plastics and James S.
                Adams.
10.7            Employment Agreement, dated January 31, 1997, between AB Plastics and G. Michael
                Frink.
10.8            Employment Agreement, dated September 27, 1996, between AB Plastics and Stephen M.
                Adams.
10.9            Employment Agreement, dated as of September 27, 1996, between AB Plastics and Jawed
                Ghias.
10.10            Employment Agreement, dated as of September 27, 1996, between AB Plastics and Paul J.
                Iacono.
10.11           Commercial Loan Agreement, dated as of September 27, 1996, between Sumitomo Bank of
                California and AB Plastics, as amended on June 5, 1997.
10.12           Facility License Agreement, dated May 1, 1994, between Melea Limited and AB Plastics.
10.13           Loan Agreement, dated as of September 27, 1996, between Sirrom Investments, Inc. and AB
                Plastics.
11.1            Statement re: Computation of Per Share Earnings.
16.1            Letter re: Change in Certifying Accountant.
21.1            Subsidiaries of the Registrant.
23.1*           Consent of Marcum & Kliegman LLP.
23.2*           Consent of Block, Plant, Eisner, Fiorito & Belak-Berger.
23.3            Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel (included in the opinion filed as Exhibit 5.1).
24.1            Power of Attorney (set forth on signature page of the Registration Statement).
27.1            Financial Data Schedule.
99.1            Letter, dated July 10, 1997, from Marcum & Kliegman LLP to the Commission with respect to licensing in California.

------------
  Unless otherwise indicated, exhibits were previously filed.
* Filed herewith.